As filed with Securities and Exchange Commission on August 12, 1998
                                         Registration Statement No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                              --------------------

                                    FCNB Corp
             (Exact Name of Registrant as specified in its Charter)

         Maryland                                 6021                                  52-1479635
(State or Other Jurisdiction                 (Primary Standard                   (IRS Employer I.D. Number)
of Incorporation or Organization)   Industrial Classification Code Number)

                                 7200 FCNB Court
                            Frederick, Maryland 21703
                                 (301) 662-2191
     (Address, including ZIP Code and Telephone Number, including Area Code of Registrant's Principal Executive Offices)

                                A. Patrick Linton
                      President and Chief Executive Officer
                                    FCNB Corp
                                 7200 FCNB Court
                            Frederick, Maryland 21703
                                 (301) 662-2191
            (Name, Address, including ZIP Code and Telephone Number,
                   including Area Code, of Agent for Service)

                                   Copies to:

                             David H. Baris, Esquire
                             Noel M. Gruber, Esquire
                         Kennedy, Baris & Lundy, L.L.P.
                          4719 Hampden Lane, Suite 300
                               Bethesda, MD 20814
                                 (301) 654-6040

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number in the earlier effective registration statement for the same offering. [ ] _________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number in the earlier effective registration statement for the same offering. [ ] _________________

                                                CALCULATION OF REGISTRATION FEE

=================================================================================================================================
 Title of Each Class of                                       Proposed Maximum          Proposed Maximum         Amount of
    Securities to be            Amount to be Registered      Offering Price Per        Aggregate Offering     Registration Fee(1)
       Registered                                                 Unit(1)                   Price(1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value          1,987,357                      $12.00                    $12,000,000        $3,540
=================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                    FCNB CORP
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON
                           _____________________, 1998



TO THE SHAREHOLDERS OF FCNB CORP:

     Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of FCNB Corp, a Maryland corporation ("FCNB"), will be held on ______, ____________, 1998 at _______ __.M. local time, at the headquarters of
FCNB, 7200 FCNB Court, Frederick, Maryland, for the following purposes:

     (1) To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger, dated as of June 23, 1998 (the "Agreement"), a copy of which is attached as Exhibit A to the accompanying Combined Proxy Statement/Prospectus, by and between FCNB, its wholly owned subsidiary, FCNB Bank (the "Bank") and Capital Bank, National Association, a national banking association ("Capital"), pursuant to which (i) Capital will be merged with and into the Bank (the "Merger"); and (ii) each outstanding share of common stock, par value $6.00 per share, of Capital ("Capital Common Stock"), will be automatically converted into the number of shares of the common stock, par value $1.00 per share, of FCNB ("FCNB Common Stock") determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock as determined pursuant to the Agreement, subject to adjustment and limitation as described in the Agreement. Cash will be paid in lieu of fractional shares.

     (2) To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     The Board of Directors of FCNB has fixed the close of business on _______________, 1998 as the record date for determining shareholders entitled to notice of, and vote at, the Meeting and any adjournments thereof.

     The Combined Proxy Statement/Prospectus is set forth on the following pages and a proxy card is enclosed herewith. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. However, attendance at the Meeting will not of itself constitute revocation of a proxy. If your shares are not registered in your own name, you will need additional documentation from your recordholder in order to vote personally at the Meeting.

                                              By Order of the Board of Directors



                                              Helen G. Hahn, Secretary

_______________, 1998



================================================================================
    PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE
       ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.
================================================================================

                       CAPITAL BANK, NATIONAL ASSOCIATION
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON
                               ____________, 1998

TO THE SHAREHOLDERS OF CAPITAL BANK, NATIONAL ASSOCIATION:

     Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Capital Bank, National Association, a national banking association ("Capital"), will be held on _____________, ____________, 1998 at _____ ___.M.
local time, at ____________________________ for the following purposes:

     (1) To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger, dated as of June 23, 1998 (the "Agreement"), a copy of which is attached as Exhibit A to the accompanying Combined Proxy
Statement/Prospectus, by and between Capital and FCNB Corp, a Maryland corporation ("FCNB"), and its wholly owned subsidiary, FCNB Bank (the "Bank"), pursuant to which (i) Capital will be merged with and into the Bank (the "Merger"); and (ii) each outstanding share of common stock, par value $6.00 per share, of Capital ("Capital Common Stock"), will be automatically converted into the number of shares of the common stock, par value $1.00 per share, of FCNB ("FCNB Common Stock") determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock as determined pursuant to the Agreement, subject to adjustment and limitation as described in the Agreement. Cash will be paid in lieu of fractional shares.

     (2) To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     Shareholders of Capital will be entitled to exercise statutory dissenters' appraisal rights in connection with the Merger.

     The Board of Directors of Capital has fixed the close of business on _______________, 1998 as the record date for determining shareholders entitled to notice of, and vote at, the Meeting and any adjournments thereof.

     The Combined Proxy Statement/Prospectus is set forth on the following pages and a proxy card is enclosed herewith. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. However, attendance at the Meeting will not of itself constitute revocation of a proxy. If your shares are not registered in your own name, you will need additional documentation from your recordholder in order to vote personally at the Meeting.

                                              By Order of the Board of Directors


                                              _____________________, Secretary


________________, 1998

================================================================================
    PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE
        ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.
================================================================================

                       COMBINED PROXY STATEMENT/PROSPECTUS
                                 Proxy Statement
                                       for
                       Special Meetings of Shareholders of

              FCNB Corp                       Capital Bank, National Association

                                  TO BE HELD ON

          _____________, 1998                           ___________, 1998


                                    FCNB Corp

                                   Prospectus
          Relating to 1,987,357 Shares of Common Stock, $1.00 par value

                    ----------------------------------------

     This combined Proxy Statement and Prospectus (the "Proxy Statement") is being furnished to the holders of the common stock, par value $6.00 per share (the "Capital Common Stock"), of Capital Bank, National Association ("Capital"), and the holders of the common stock, par value $1.00 per share (the "FCNB Common Stock"), of FCNB Corp, a Maryland corporation ("FCNB"), in connection with the solicitation of proxies by the Boards of Directors of Capital and FCNB for use at Special Meetings of Shareholders of Capital (the "Capital Shareholder Meeting") and FCNB (the "FCNB Shareholder Meeting," and collectively with the Capital Shareholder Meeting, the "Meetings") each to be held on ____________, 1998, or at any postponement or adjournment thereof, and is initially being mailed to holders of FCNB Common Stock on or about __________, 1998, and to holders of Capital Common Stock, by certified mail, on or about ________, 1998.

     The purposes of the Meetings are to: (1) consider and vote upon the proposal to approve the Agreement and Plan of Reorganization and Merger (the "Agreement") by and between FCNB, Capital, and FCNB's wholly owned Maryland chartered commercial bank subsidiary, FCNB Bank (the "Bank"), pursuant to which Capital will be merged with and into the Bank (the "Merger"), and each outstanding share of Capital Common Stock will be converted into the number of shares of FCNB Common Stock determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock as determined pursuant to the Agreement, provided, however, that except as described herein under "The Merger -- Termination" in no event shall the Conversion Ratio (hereinafter defined) exceed
1.8576 shares of FCNB Common Stock for each share of Capital Common Stock, or be lower than 1.5199 shares of FCNB Common Stock for each share of Capital Common Stock (in each case as adjusted for the four for three stock split in the form of a dividend paid on the FCNB Common Stock on August 14, 1998 to recordholders as of August 7, 1998 (the "Stock Split"); and (2) transact such other business as may properly come before the Meetings or any adjournment or postponement thereof.

     For purposes of determining the number of shares of FCNB Common Stock into which each share of Capital Common Stock will be converted, the value of a share of FCNB Common Stock is equal to the average of the closing price for FCNB Common Stock for the twenty trading days immediately preceding the date which is five business days immediately prior to the Closing Date (hereinafter defined) under the Agreement, as reported on the Nasdaq National Market ("Nasdaq"), subject to adjustment and limitation as set forth in the Agreement and discussed herein. See "The Merger -- Consideration to be Received by Holders of Capital Common Stock."

     This Proxy Statement also constitutes the Prospectus relating to the issuance of up to 1,987,357 shares of the FCNB Common Stock to holders of Capital Common Stock, pursuant to the Agreement.

           The date of this Proxy Statement is _______________, 1998.

         NEITHER THE SECURITIES NOR THE TRANSACTION DESCRIBED HEREIN HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE COMPTROLLER OF THE CURRENCY OR ANY OTHER FEDERAL REGULATORY AGENCY, NOR HAS THE COMMISSION, THE COMPTROLLER OR ANY SUCH AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE FAIRNESS OR MERITS OF THE TRANSACTIONS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE MARYLAND COMMISSIONER OF FINANCIAL REGULATION OR ANY OTHER REGULATORY AGENCY OF ANY STATE, NOR HAS THE COMMISSIONER OR ANY SUCH AGENCY PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION OF THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OR GIVE ANY INFORMATION NOT CONTAINED IN THIS PROXY STATEMENT AND, IF MADE OR GIVEN, SUCH REPRESENTATION OR INFORMATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CAPITAL OR FCNB.

         UNDER  THE  RULES  AND  REGULATIONS  OF  THE  SECURITIES  AND  EXCHANGE
         COMMISSION, THE PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION AND MERGER CONSTITUTES AN OFFER OF THE FCNB COMMON STOCK TO HOLDERS OF CAPITAL COMMON STOCK. THE DELIVERY OF THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

         NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR THE ISSUANCE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CAPITAL OR FCNB SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

     FCNB is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, DC 20549, at the prescribed rates.

     Capital is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Office of the Comptroller of the Currency (the "Comptroller"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Comptroller, 250 E Street, S.W., Washington, DC.

     No person has been authorized to give any information or make any representation other than those contained in this Proxy Statement and, if given or made, such information or representations must not be relied upon as having been authorized by FCNB or Capital. Neither the delivery of this Proxy Statement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of FCNB or Capital since the date of this Proxy Statement. This Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                DOCUMENTS DELIVERED AND INCORPORATED BY REFERENCE

     This Proxy Statement is being delivered to shareholders of Capital and FCNB accompanied by Capital's Annual Report on Form 10-KSB for the year ended December 31, 1997 and Capital's Annual Report to Shareholders and by Capital's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998.

     The following documents filed by FCNB with the Commission are incorporated herein by reference:

     (1)  FCNB's  Annual  Report on Form 10-K for the year  ended  December  31,
          1997;

     (2) FCNB's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

     (3) FCNB's Current Reports on Form 8-K dated June 9, 1998, June 23, 1998, July 14, 1998 and _____________, 1998;

     (4) The description of FCNB Common Stock contained in FCNB's Registration Statement on Form 8-A filed April 24, 1997.

     (5) All other reports filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act by FCNB since the end of the year covered in its Annual Report referred to in (1) above.

     The following documents filed by Capital with the Comptroller, and which have been filed as exhibits to FCNB's Current Report on Form 8-K dated ____, 1998, are incorporated herein by reference:

     (1) Capital's Annual Report on Form 10-KSB for the year ended December 31, 1997;

     (2) Capital's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1998 and June 30, 1998; and

     (3) All other reports filed pursuant to Section 13(c) or 15(d) of the Exchange Act by Capital since the end of the year covered in its Annual Report referred to in (1) above.

     All documents filed by FCNB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to final adjournment of the Meetings shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement herein or in any supplement hereto, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     FCNB WILL PROVIDE COPIES OF ANY OF THE FCNB DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND NOT DELIVERED HEREWITH (NOT INCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN), TO ANY PERSON RECEIVING A COPY OF THIS PROXY STATEMENT, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST DIRECTED TO MARK A. SEVERSON, SENIOR VICE PRESIDENT AND TREASURER, FCNB CORP, 7200 FCNB CORP, FREDERICK, MARYLAND 21703, (301) 662-2191. IN ORDER TO INSURE TIMELY DELIVERY OF DOCUMENTS INCORPORATED BY REFERENCE, ANY REQUEST SHOULD BE RECEIVED BY FCNB NO LATER THAN _____________, 1998.

     CAPITAL WILL PROVIDE COPIES OF ANY OF THE CAPITAL DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND NOT DELIVERED HEREWITH (NOT INCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN), TO ANY PERSON RECEIVING A COPY OF THIS PROXY STATEMENT, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST DIRECTED TO __________________, CAPITAL BANK, NATIONAL ASSOCIATION, ONE CHURCH STREET, ROCKVILLE, MARYLAND 20850, (301) 279-8900. IN ORDER TO INSURE TIMELY DELIVERY OF DOCUMENTS INCORPORATED BY REFERENCE, ANY REQUEST SHOULD BE RECEIVED BY CAPITAL NO LATER THAN _____________, 1998.

     Forward Looking Statements. This Proxy Statement contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the financial condition, results of operations and business of FCNB following consummation of the Merger, including statements relating to cost savings, and business enhancements anticipated to be realized as a result of the Merger, and the impact of the Merger on FCNB's financial performance, and also including statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. Factors which may cause actual results to differ from those contemplated by these forward looking statements include, but are not limited to, the following: expected cost savings may not be fully realized; deposit attrition, customer loss and revenue loss following the Merger may be greater than anticipated; the cost of, or difficulties related to integration of Capital into FCNB may be greater than anticipated; changes in the general interest rate environment, reduce interest rate margins; or changes in economic conditions in general, nationally or regionally, may result in a deterioration of credit quality, among other things. Because of these uncertainties and the assumptions on which statements in this Proxy Statement are based, actual future results may differ materially from those contemplated by such statements.

                                TABLE OF CONTENTS

                                                                                                               Page
Available Information..............................................................................................

Documents Delivered and Incorporated by Reference..................................................................

Summary Information................................................................................................

Selected Consolidated Financial and Other Data.....................................................................

The Meetings.......................................................................................................

The Merger.........................................................................................................

Unaudited Pro Forma Combined Financial Information.................................................................

FCNB Corp..........................................................................................................

Comparison of Shareholder Rights and Certain Provisions of the Articles of Incorporation of FCNB...................

Capital Bank, National Association.................................................................................

Legal Matters......................................................................................................

Experts............................................................................................................

Exhibit A - Agreement and Plan of Reorganization and Merger.....................................................A-1

Exhibit B - Fairness Opinion of Friedman, Billings, Ramsey & Company, Inc.......................................B-1

Exhibit C - Section 214a of the National Bank Act; Banking Circular 259.........................................C-1

                              SUMMARY INFORMATION

The following summary information does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement, including the exhibits hereto and the documents incorporated by reference herein. Shareholders of both Capital and FCNB are urged to carefully read this Proxy Statement in its entirety.

THE PARTIES TO THE MERGER

     FCNB. FCNB is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and as of June 30, 1998 had approximately $1.02 billion in total assets and $80.97 million of shareholders' equity. FCNB's principal subsidiary, FCNB Bank, currently operates twenty-eight offices in Frederick, Anne Arundel, Baltimore, Carroll, Howard, Montgomery and Prince George's Counties, Maryland. FCNB's principal executive offices are located at 7200 FCNB Court, Frederick, Maryland 21703, and its telephone number is (301) 662-2191.

     For additional information concerning FCNB, its business, financial condition, and results of operations, see "Available Information;" "Documents Delivered and Incorporated by Reference;" "Selected Consolidated Financial and Other Data" and "FCNB Corp."

     As of June 30, 1998 there were 7,887,257 shares of FCNB Common Stock outstanding,as adjusted for the Stock Split. FCNB Common Stock is quoted on Nasdaq under the symbol "FCNB".

     Capital. Capital is a national banking association, organized under federal law. As of June 30, 1998, it had approximately $167.17 million in total assets and $11.74 million of shareholder's equity. Capital operates one office in Rockville, Maryland, one office in Tyson's Corner, Fairfax County, Virginia, and two offices in the District of Columbia. Capital's principal executive offices are located at One Church Street, Rockville, Maryland 20850, and its telephone number is (301) 279-8900.

     For additional information concerning Capital, its business, financial condition, and results of operations, see "Available Information;" "Documents Delivered and Incorporated by Reference;" "Selected Consolidated Financial and Other Data;" and "Capital Bank, National Association"

     As of June 30, 1998, there were 999,752 shares of Capital Common Stock outstanding.

THE MERGER

     General. Capital and FCNB, together with the Bank, have entered into an Agreement and Plan of Reorganization and Merger (the "Agreement") pursuant to which Capital will be merged with and into the Bank (the "Merger"). In connection with the Merger, each outstanding share of Capital Common Stock will, automatically and without further action, be converted into the number of shares of FCNB Common Stock determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock, as determined in accordance with the Agreement (the "Conversion Ratio"), subject to adjustments and limitations set forth in the Agreement and as described herein.

     The maximum number of shares of FCNB Common Stock into which each share of Capital Common Stock (the "Maximum Conversion Ratio") may be converted is 1.8576 shares, and the minimum number of shares of FCNB Common Stock into which each share of Capital Common Stock may be converted is 1.5199 shares (in each case as adjusted for the Stock Split) (the "Minimum Conversion Ratio"), except as discussed under "The Merger -- Termination," herein. If the value of a share of FCNB Common Stock as determined in accordance with the Agreement is such that the number of shares into which each share of Capital Common Stock would be converted would exceed the Maximum Conversion Ratio, or be less than the Minimum Conversion Ratio, each share of Capital Common Stock would be converted at the Maximum Conversion Ratio or Minimum Conversion Ratio, as appropriate.

     The value of a share of FCNB Common Stock for the purposes of determining the Conversion Ratio is equal to the average of the per share closing price for FCNB Common Stock for the twenty trading days immediately preceding the date which is five business days prior to the Closing Date under the Agreement, as reported on Nasdaq (the "Price Determination Period"). If there are no trades on any trading day during the Price Determination Period, or if Nasdaq does not report a closing price, the closing price for any such day shall be the average of the closing bid price and closing asked price as reported on Nasdaq. The value of a share of FCNB Common Stock will be proportionally adjusted to reflect any stock dividend paid by FCNB, or any combination or subdivision of the FCNB Common Stock, prior to Closing. All references to the Conversion Ratio, Maximum Conversion Ratio, Minimum Conversion Ratio, and the value of a share of FCNB Common Stock for purposes of the Agreement contained herein have been adjusted to reflect the Stock Split.

     The maximum number of shares of FCNB Common Stock issuable to holders of Capital Common Stock (assuming the maximum Conversion Ratio (as adjusted for the Stock Split) of 1.8576 and the exercise of all outstanding options to acquire Capital Common Stock) is approximately 1,987,357 shares, or approximately 20.11% of the shares of FCNB Common Stock outstanding following the Merger. The minimum number of shares of FCNB Common Stock issuable to holders of Capital Common Stock (assuming the Minimum Conversion Ratio (as adjusted for the Stock Split) of 1.5199 and the exercise of all outstanding options to acquire Capital Common Stock) is approximately 1,626,068 shares, or approximately 17.08% of the shares of FCNB Common Stock outstanding following the Merger.

     Each share of FCNB Common Stock outstanding immediately prior to the Merger will be unchanged by the Merger, and will continue to represent one share of FCNB Common Stock. See "The Merger -- Consideration to be Received by Holders of Capital Common Stock," "Description of FCNB Common Stock."

     Holders of FCNB Common Stock will experience dilution in book value per share of between $0.41 and $0.76 per share, or between 3.99% and 7.40%, depending on the actual Conversion Ratio, as a result of the Merger, based upon the pro forma combination of FCNB's and Capital's balance sheets at June 30, 1998. See "Unaudited Pro Forma Combined Financial Information". Such pro forma information has not, however, been adjusted to reflect any of the improvements, operating efficiencies, or increased growth and earnings potential that FCNB anticipates as a result of the Merger. FCNB shareholders will experience dilution of their percentage ownership interest in FCNB, and in their relative voting power.

     Option Agreement. As an inducement to FCNB entering into the Agreement, and as a condition to its obligation to consummate the Merger, Capital and FCNB have entered into the Stock Option Agreement (the "Option Agreement") pursuant to which Capital has granted FCNB the option (the "Option) to purchase up to 248,278 shares of Capital Common Stock (19.9% of the outstanding shares of Capital Common Stock following exercise of the Option), subject to adjustment, at an exercise price of $35.00 per share. Exercise of the Option is permitted only upon the occurrence of certain events set forth in the Option Agreement. See "The Merger -- The Stock Option Agreement."

     Closing Date. Under the Agreement, the Closing of the Merger will occur on a date specified in writing by FCNB and Capital (the "Closing Date"), which date shall be as soon as practicable, but not more than fifteen (15) days, after the last condition precedent to the consummation of the Merger set forth in the Agreement has been fulfilled or waived. See "The Merger -- Conditions to the Merger."

     Reasons for the Merger. The respective Boards of Directors of FCNB, the Bank and Capital are in unanimous agreement that the proposed Merger of Capital with and into the Bank is in the best interests of each of their respective companies. The acquisition of Capital will enable FCNB to expand its market into, or increase its presence in, the banking markets in which Capital operates. FCNB believes that the acquisition of Capital will enable it to maintain its internally generated growth in assets, and to add to aggregate and per share earnings, although there can be no assurance that the Merger will increase FCNB's earnings or asset growth rates. Capital's Board of Directors (the

"Capital Board") has concluded that the proposed Merger is fair to, and in the best interests of, Capital and Capital's shareholders. In considering the terms and conditions of the Merger, the Capital Board considered, among other things: the financial terms of the Merger; the financial condition and historical performance of FCNB; the opinion of its financial advisor as to the fairness, from a financial point of view, of the terms of the Merger to the Capital shareholders; and the operational and competitive benefits of the Merger. See "The Merger -- Reasons for the Merger" and "-- Background of the Merger."

     Recommendations of the Board of Directors. The respective Boards of Directors of FCNB and Capital have each unanimously approved the proposed Merger and recommend that the shareholders of their respective companies vote "FOR" the proposed Merger.

     Opinion of Capital Financial Advisor. Capital has received the opinion of Friedman, Billings, Ramsey & Company, Inc. ("FBR"), an investment banking firm experienced in the valuation of banking, thrift, and financial services companies in connection with the merger of such institutions. The opinion of FBR, a copy of which is attached hereto as Exhibit B, and which shareholders of Capital are urged to read in its entirety, is that, as of the date of the Proxy Statement, and based upon the assumptions contained in the opinion, the Merger is fair to the holders of Capital Common Stock from a financial point of view. FBR also acted as Capital's financial advisor and assisted in the identification of prospective merger or acquiror candidates, and will receive compensation contingent upon the consummation of the Merger. See "The Merger -- Opinion of Capital Financial Advisor."

     Special Meetings and Vote Required. The Capital Shareholder Meeting at which the Merger will be considered will be held on ____________, __________, 1998 at _____________ ____.M. local time, at __________________,
_______________________. Holders of record on ______________, 1998 (the "Capital
Record Date") will be entitled to notice of and to vote at the Capital Shareholder Meeting. The presence, in person or by proxy, of at least a majority of the total number of shares of Capital Common Stock entitled to vote is necessary to constitute a quorum at the Capital Shareholder Meeting.

     The affirmative vote of at least two-thirds of the outstanding Capital Common Stock is required to approve the Merger. Each share of Capital Common Stock is entitled to one vote in respect of the Merger. See "The Meetings -- The Capital Shareholder Meeting."

     As of the Capital Record Date, there were 999,752 shares of Capital Common Stock outstanding, of which 998,947 are entitled to vote at the Capital Shareholder Meeting. As of _______________________, 1998, the directors and executive officers of Capital beneficially owned, and are entitled to vote, an aggregate of 246,682 shares (24.68%) of the issued and outstanding Capital Common Stock. Such persons have entered into an agreement which, with limited exceptions, requires them to vote in favor of the Merger. See "The Merger -- Certain Related Agreements and Interests of Certain Persons." See "The Capital Shareholder Meeting -- Purpose of the Capital Shareholder Meeting and Vote Required."

     The FCNB Shareholder Meeting at which the Merger will be considered will be held on _______________, ____________, 1998 at ______________ ____.M. local time, at FCNB headquarters, 7200 FCNB Court, Frederick, Maryland. Holders of record on ___________________, 1998 (the "FCNB Record Date") will be entitled to notice of and to vote at the FCNB Shareholder Meeting. The presence, in person or by proxy, of at least a majority of the total number of shares entitled to vote is necessary to constitute a quorum at the FCNB Shareholder Meeting.

     The affirmative vote of at least two-thirds of all votes entitled to be cast at the FCNB Shareholder Meeting is required to approve the Merger. Each share of FCNB Common Stock is entitled to one vote. As of the FCNB Record Date, there were ________________________ shares of FCNB Common Stock outstanding and entitled to vote. As of _______________________, 1998, directors and executive officers of FCNB beneficially owning an aggregate of __________________________ shares (____________%) of the issued and outstanding FCNB Common Stock have indicated that they intend to vote in favor of the Merger.

     Voting and Revocation of Proxies. Shares of Capital Common Stock represented by properly executed proxies received at or prior to the Capital Shareholder Meeting and not subsequently revoked will be voted as directed by shareholders. Shares as to which the "ABSTAIN" box has been marked, and shares held in street name by brokers for which no voting instructions are given ("broker non-votes"), will be treated as shares present and entitled to vote for quorum purposes, but will have the effect of a vote against the Merger. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, PROPERLY EXECUTED PROXIES RECEIVED BY CAPITAL WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER.

     Any holder of Capital Common Stock who has delivered a proxy may revoke it at any time prior to the exercise of the authority granted thereby by delivering written notice of such revocation to _____________________, Secretary of Capital, prior to the Capital Shareholder Meeting, by granting and delivering a later dated proxy, or by attending the Capital Shareholder Meeting and voting the shares in person.

     Shares of FCNB Common Stock represented by properly executed proxies received at or prior to the FCNB Shareholder Meeting and not subsequently revoked will be voted as directed by shareholders. Shares as to which the "ABSTAIN" box has been marked and broker non-votes will be treated as shares present and entitled to vote for quorum purposes, but will have the effect of a vote against the Merger. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, PROPERLY EXECUTED PROXIES RECEIVED BY FCNB WILL BE VOTED FOR THE PROPOSALS TO APPROVE THE MERGER.

     Any holder of FCNB Common Stock who has delivered a proxy may revoke it at any time prior to the exercise of the authority granted thereby by delivering written notice of such revocation to Helen G. Hahn, Secretary of FCNB, prior to the FCNB Shareholder Meeting, by granting and delivering a later dated proxy, or by attending the FCNB Shareholder Meeting and voting the shares in person.

     If your shares of Capital Common Stock or FCNB Common Stock are not registered in your name, you will need additional documentation from your recordholder to vote the shares in person at the Capital Shareholder Meeting or FCNB Shareholder Meeting.

     Conditions to the Merger. The consummation of the Merger is subject to numerous conditions, including but not limited to, obtaining the approval by the requisite vote of the shareholders of Capital and FCNB, receipt of certain regulatory approvals, and the receipt of certain tax and accounting opinions and letters. See "The Merger -- Conditions to the Merger."

     Dissenters' Rights. Under Section 214a of the National Bank Act, holders of Capital Common Stock will be entitled to dissent from the Merger and obtain payment in cash of the appraised value of such holder's shares of Capital Common Stock, if the number of shares as to which dissenters' rights are exercised exceeds 9.9% of the outstanding shares, FCNB may be entitled to terminate the Merger. A copy of Section 214a of the National Bank Act and Banking Circular 259 issued by the Office of the Comptroller of the Currency are attached as Exhibit C hereto. Holders of FCNB Common Stock will not be entitled to dissent from the Merger or obtain the payment of the fair value of such holders' shares of FCNB Common Stock. See "The Merger -- Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is anticipated that the Merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that shareholders of Capital will not recognize gain or loss as a result of the conversion of their shares of Capital Common Stock into shares of FCNB Common Stock, except to the extent they receive cash in lieu of fractional shares of FCNB Common Stock. Capital and FCNB have received an opinion of Kevin P. Kennedy, Esquire, special tax counsel to FCNB, as to certain anticipated federal income tax consequences of the Merger. For a more extensive discussion of the anticipated federal income tax consequences of the Merger to shareholders of Capital and to Capital and FCNB, see "The Merger -- Certain Federal Income Tax Consequences."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the management and Board of Directors of Capital have interests in the Merger that are in addition to their interests as shareholders of Capital. In particular, Mr. Stephen Ashman, President of Capital has entered into an agreement with FCNB and the Bank terminating his employment contract with Capital, and providing for the payout of certain amounts thereunder to which he is entitled as a result of the Merger. Additionally, each of the directors of Capital have entered into the Support Agreement and certain Non-Competition Agreements with FCNB and the Bank. See "The Merger -- Certain Related Agreements and Interests of Certain Persons."

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. See "The Merger -- Accounting Treatment."

COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, holders of Capital Common Stock, whose rights are presently governed by the National Bank Act and Capital's Articles of Association, as amended, and Bylaws, will become shareholders of FCNB, a Maryland business corporation. Accordingly, their rights will be governed by the Maryland General Corporation Law (the "MGCL") and the Articles of Incorporation, as amended, and Bylaws of FCNB. Certain differences in shareholders' rights arise from differences between the Articles of Association or Incorporation and Bylaws of Capital and FCNB, including, among other things, the number of authorized shares of capital stock, the voting rights of certain shareholders, the notice requirements for nominations of directors and presentation of new business at meetings of shareholders, the number and term of directors, and removal and vacancies on the Boards of Directors. See "Comparison of Shareholder Rights and Certain Provisions of the Articles of Incorporation of FCNB."

EXCHANGE OF CAPITAL STOCK CERTIFICATES

     The conversion of Capital Common Stock into FCNB Common Stock will occur automatically upon effectiveness of the Merger, except that until exchanged for FCNB Common Stock certificates, the holders of Capital Common Stock certificates will not be entitled to receive dividends or other distributions on FCNB Common Stock. Promptly after the effectiveness of the Merger, FCNB or FCNB's transfer agent (the "Exchange Agent") will mail each Capital shareholder information regarding the exchange of his or her shares of Capital Common Stock.

     CAPITAL SHAREHOLDERS SHOULD NOT FORWARD CAPITAL STOCK CERTIFICATES TO CAPITAL, FCNB OR THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. CAPITAL SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED FORM OF PROXY.

MARKET FOR COMMON STOCK

     The FCNB Common Stock is traded by eight market makers and is quoted on Nasdaq under the symbol "FCNB". The Capital Common Stock has historically been traded only on a limited basis in privately negotiated transactions. No dealers offer to make a market in Capital Common Stock, and it is not quoted on Nasdaq or any other organized market.

     The following table sets forth the last trade prices per share of FCNB Common Stock as reported on Nasdaq on June 22, 1998, the last business day preceding the public announcement of the Merger and the last known trading price of the Capital Common Stock prior to June 23, 1998. Based upon the last trade price of FCNB Common Stock shown below, and adjusting for the Stock Split, each share of Capital Common Stock would be converted into 1.6864 shares of FCNB Common Stock. The equivalent per share price shown below is the product of multiplying the assumed Conversion Ratio of 1.6864 shares by the last trade price of FCNB Common Stock on June 22, 1998, as adjusted for the Stock Split, of $23.72 per share. There can be no assurance as to the actual number of shares of FCNB Common Stock into which each share of Capital Common Stock may be converted, or that the actual Conversion Ratio will not be more or less than 1.6864 shares of FCNB Common Stock per share of Capital Common Stock.


Price at          FCNB Common Stock       Capital Common Stock       Equivalent Per Share Price
June 22, 1998          $23.72                   $14.00                         $40.00

     As a result of the inherent uncertainty prior to the Closing Date as to the actual Conversion Ratio at which shares of Capital Common Stock will be converted and the value of a share of FCNB Common Stock for purposes of determining the Conversion Ratio, there can be no assurance that the equivalent per share value realized by a holder of Capital Common Stock will not be greater than, or less than, forty dollars ($40.00) per share.

     In the event that the value of a share of FCNB Common Stock, as calculated for purposes of determining the Conversion Ratio, exceeds approximately twenty-six dollars and thirty-two cents ($26.32) per share, then each share of Capital Common Stock will be converted at the Minimum Conversion Ratio. As a result, the value of FCNB Common Stock received by holders of Capital Common Stock WOULD EXCEED forty dollars ($40.00) per share. In the event that the value of a share of FCNB Common Stock, as calculated for purposes of determining the Conversion Ratio, is less than approximately twenty-one dollars and fifty-three cents ($21.53) per share, then each share of Capital Common Stock will be converted at the Maximum Conversion Ratio. IN THAT EVENT, THE VALUE OF FCNB COMMON STOCK RECEIVED BY HOLDERS OF CAPITAL COMMON STOCK WOULD BE LESS THAN FORTY DOLLARS ($40.00) PER SHARE. There can be no assurance as to the value of a share of FCNB Common Stock during the Price Determination Period or as to the actual Conversion Ratio at which shares of Capital Common Stock will be converted.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables set forth selected consolidated financial data for FCNB for the five fiscal years ended December 31, 1997 and the six month periods ended June 30, 1998 and 1997, selected consolidated financial data for Capital for the five fiscal years ended December 31, 1997 and for the six month periods ended June 30, 1998 and 1997, and unaudited pro forma consolidated information reflecting the consolidation of Capital and FCNB. The data presented for the six month periods for Capital and FCNB is derived from unaudited financial statements and includes, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the data for such period. The results for the interim periods ended June 30, 1998 for Capital and FCNB are not necessarily indicative of the results which may be expected for any other interim period or for the full year. The selected consolidated financial and other data of Capital and FCNB set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements of FCNB and related notes, appearing in its 1997 Annual Report to Shareholders, incorporated by reference herein, and the consolidated financial statements of Capital included in its 1997 Annual Report to Shareholders, delivered herewith and incorporated by reference herein.

                 SELECTED CONSOLIDATED FINANCIAL DATA FOR FCNB

                                     At or for the six
                                   months ended June 30,              At or for the years ended December 31,
                                  ------------------------ ----------------------------------------------------------
                                      1998        1997          1997        1996        1995       1994        1993
                                      ----        ----          ----        ----        ----       ----        ----
                                                          (dollars in thousands, except per share data)
SUMMARY OF OPERATING RESULTS:
Total interest income             $  34,265    $ 30,181      $ 63,191    $ 54,653    $ 51,126   $ 43,892    $ 41,691
Total interest expense(1)            17,495      14,342        31,012      25,014      22,759     17,010      16,054
                                  ------------------------   ----------------------------------------------------------
Net interest income                  16,770      15,839        32,179      29,639      28,367     26,882      25,637
Provision for credit losses             450         462         1,329         318         710        525         765
                                  ------------------------   ----------------------------------------------------------
Net interest income after
 provision for credit losses         16,320      15,377        30,850      29,321      27,657     26,357      24,872
Net securities gains (losses)           313         144           580         193         123        375      (1,183)
Noninterest income (excluding net
 securities gains (losses))           3,490       2,601         5,540       4,068       3,795      2,503       4,497
Noninterest expenses                 13,109      12,082        23,949      24,470      20,689     19,191      18,013
                                  ------------------------   ----------------------------------------------------------
Income before provision for
 income taxes                         7,014       6,040        13,021       9,112      10,886     10,044      10,173
Provision for income taxes            2,214       1,983         4,218       3,245       3,888      3,272       3,301
                                  ------------------------   ----------------------------------------------------------
Net income                            4,800       4,057      $  8,803    $  5,867    $  6,998   $  6,772    $  6,872
Other comprehensive income
 (loss), net of taxes                   695         683         2,912         (26)      2,680     (3,285)      1,135
                                  ------------------------   ----------------------------------------------------------
Comprehensive income              $   5,495    $  4,740      $ 11,715    $  5,841    $  9,678   $  3,487    $  8,007
                                  ========================   ==========================================================
Net income before merger-related
 expenses                         $   4,834    $  4,342      $  9,088    $  7,778    $  7,301   $  6,999    $  6,872
                                  ========================   ==========================================================

PER SHARE DATA:(2)
 Basic earnings                   $    0.61    $   0.52      $   1.12    $   0.74    $   0.89   $   0.86    $   0.88
 Diluted earnings                      0.61        0.52          1.12        0.74        0.89       0.86        0.88
 Cash dividends declared              0.263       0.204         0.428       0.368       0.375      0.330       0.263
 Book value at period-end             10.27        9.17          9.83        8.78        8.52       7.64        7.47
 Shares outstanding at
  period-end                      7,887,257   7,859,221     7,883,045   7,868,021   7,770,929  7,729,159   7,719,749
  Weighted average shares
   outstanding:
  Basic                           7,886,671   7,862,624     7,871,824   7,893,303   7,841,505  7,855,109   7,822,380
  Diluted                         7,921,303   7,877,009     7,891,428   7,911,215   7,861,071  7,873,581   7,831,051

BALANCE SHEET DATA (AT
PERIOD-END):
 Total assets                     $1,021,646   $849,615      $918,084    $779,169    $660,984   $627,050    $603,497
 Total loans, net of unearned
  income                            587,022     533,433       574,105     497,995     439,794    390,177     336,916
 Total deposits                     681,570     608,191       616,512     587,074     529,988    505,202     485,543
 Federal funds purchased and
  securities sold under
  agreements to repurchase           65,129      38,090        65,163      40,739      21,043     25,103      32,304
 Other short-term borrowings        187,136     126,140       152,138      76,516      32,426     26,089      13,776
 Long-term debt                          --          --            --          --       5,680      7,000      10,106
 Total shareholders' equity          80,977      72,072        77,518      69,110      66,219     59,037      57,689

PERFORMANCE RATIOS:
 Return on average total assets(3)     1.04 %      1.02 %        1.07 %      0.84 %      1.09 %     1.14 %      1.23 %
 Return on average total assets
  before merger-related expenses(3)    1.05        1.09          1.09        1.11        1.14       1.17        1.23
 Return on average shareholders'
  equity(3)                           12.22       11.69         12.25        8.92       11.21      11.79       12.73
 Return on average shareholder's
  equity before merger-related
  expenses(3)                         12.31       12.51         12.65       11.82       11.70      12.18       12.73
 Average equity to average assets      8.53        8.72          8.65        9.39        9.73       9.63        9.67
 Cash dividends declared to net
  income                              43.13       39.64         38.77       49.86       41.61      36.62       30.32

----------------------------------

(1) Net of $108,000 and $300,000 of capitalized construction period interest in 1996 and 1995, respectively.
(2)  Adjusted to reflect the Stock Split.
(3)  Information for the six month periods is annualized.

                SELECTED CONSOLIDATED FINANCIAL DATA FOR CAPITAL

                                    At or for the six
                                  months ended June 30,              At or for the years ended December 31,
                                  -----------------------   ----------------------------------------------------------
                                     1998       1997           1997       1996        1995        1994       1993
                                     ----       ----           ----       ----        ----        ----       ----
                                                     (dollars in thousands, except per share data)
SUMMARY OF OPERATING RESULTS:
Total interest income             $  6,308   $  5,442       $11,436    $   9,104   $  7,287    $  6,186   $  5,403
Total interest expense               2,705      2,153         4,709        3,555      2,817       1,999      1,943
                                  -----------------------   ----------------------------------------------------------
Net interest income                  3,603      3,289         6,727        5,549      4,470       4,187      3,460
Provision for credit losses            120         95           195           90        370         180        270
                                  -----------------------   ----------------------------------------------------------
Net interest income after
 provision for credit losses         3,483      3,194         6,532        5,459      4,100       4,007      3,190
Net securities gains (losses)           --          2            --           --         --           2         88
Noninterest income (excluding net
 securities gains (losses))            445        368           846          731        776         791        890
Noninterest expenses                 2,580      2,563         5,344        4,668      4,305       3,894      3,777
                                  -----------------------   ----------------------------------------------------------
Income before provision for
 income taxes                        1,348      1,001         2,034        1,522        571         906        391
Provision for income taxes             526        400           811          591       (705)       (200)      (390)
                                  -----------------------   ----------------------------------------------------------
Net income                             822        601         1,223          931      1,276       1,106        781
Other comprehensive income (loss)       (8)       (42)          (15)          --        195        (150)        --
                                  -----------------------   ----------------------------------------------------------
Comprehensive income              $    814   $    559       $ 1,208    $     931   $  1,471    $    956   $    781
                                  =======================   ==========================================================

PER SHARE DATA:
 Basic earnings                   $   0.83   $   0.62       $  1.26    $    0.97   $   1.42    $   1.35   $   0.97
 Diluted earnings                     0.82       0.61          1.22         0.96       1.42        1.35       0.97
 Cash dividends declared                --         --            --           --         --          --         --
 Book value at period-end            11.74      10.32         10.98         9.74       8.79        7.27       6.06
 Shares outstanding at
  period-end                       999,752    972,717       973,392      971,117    955,292     790,407    790,240
  Weighted shares outstanding
   Basic                           984,577    971,706       972,360      960,200    896,881     818,584    808,374
   Diluted                        1,003,041   992,443       999,493      969,897    900,185     820,013    808,374

BALANCE SHEET DATA (AT
PERIOD-END):
 Total assets                     $167,172   $140,487       $161,487   $ 128,434   $105,588    $ 84,848   $ 77,835
 Total loans, net of unearned
  income                           105,957     93,026       100,463       85,831     61,489      55,637     55,038
 Total deposits                    135,243    119,667       128,974      103,636     85,096      70,850     67,159
 Federal funds purchased and
  securities sold under
  agreements to repurchase          18,133      9,407        19,664       14,464     11,208       4,793      5,273
 Other short-term borrowings           887        898         1,249          430        400       3,126        191
 Long-term debt                         --         --            --           --         --          --         --
 Total shareholders' equity         11,735     10,035        10,691        9,457      8,396       5,746      4,789

PERFORMANCE RATIOS:
 Return on average total
  assets(1)                           1.03 %     0.91 %        0.88 %       0.83 %     1.41 %      1.40 %     1.10 %
Return on average
 shareholders' equity(1)             14.71      12.38         12.16        10.59      17.72       20.74      18.23
Average Equity to Average Assets(1)   7.02       7.34          7.20         7.79       7.93        6.76       6.02
Cash dividends declared to net
 income                                 --         --            --           --         --          --         --

----------------------------------

(1) Information for the six month periods is annualized.

            PRO FORMA COMBINED SELECTED CONSOLIDATED FINANCIAL DATA

                                    At or for the six
                                  months ended June 30,              At or for the years ended December 31,
                                  -----------------------   ----------------------------------------------------------
                                     1998       1997           1997       1996        1995        1994       1993
                                     ----       ----           ----       ----        ----        ----       ----
                                                     (dollars in thousands, except per share data)
SUMMARY OF OPERATING RESULTS:
Total interest income             $ 40,573   $ 35,623       $74,627    $  63,757   $ 58,413    $ 50,078   $ 47,094
Total interest expense(1)           20,200     16,495        35,721       28,569     25,576      19,009     17,997
                                  -----------------------   ----------------------------------------------------------
Net interest income                 20,373     19,128        38,906       35,188     32,837      31,069     29,097
Provision for credit losses            570        557         1,524          408      1,080         705      1,035
                                  -----------------------   ----------------------------------------------------------
Net interest income after
 provision for credit losses        19,803     18,571        37,382       34,780     31,757      30,364     28,062
Net securities gains (losses)          313        146           580          193        123         377     (1,095)
Noninterest income (excluding net
 securities gains (losses))          3,935      2,969         6,386        4,799      4,571       3,294      5,387
Noninterest expenses                15,689     14,645        29,293       29,138     24,994      23,085     21,790
                                  -----------------------   ----------------------------------------------------------
Income before provision for
 income taxes                        8,362      7,041        15,055       10,634     11,457      10,950     10,564
Provision for income taxes           2,740      2,383         5,029        3,836      3,183       3,072      2,911
                                  -----------------------   ----------------------------------------------------------
Net income                           5,622      4,658        10,026        6,798      8,274       7,878      7,653
Other comprehensive income
 (loss), net of taxes                  687        641         2,897          (26)     2,875      (3,435)      1,135
                                  -----------------------   ----------------------------------------------------------
Comprehensive income              $  6,309   $  5,299       $12,923    $   6,772   $ 11,149    $  4,443   $   8,788
                                  =======================   ==========================================================
Net income before merger-related
  expenses                        $  5,656   $  4,943       $10,311    $   8,709   $  8,577    $  8,105   $   7,653
                                  =======================   ==========================================================

PER SHARE DATA:(2)
 Basic earnings                  $    0.59   $   0.49      $   1.05    $    0.71   $   0.88    $   0.85   $   0.83
 Diluted earnings                     0.58       0.49          1.05         0.71       0.88        0.85       0.83
 Cash dividends declared             0.217      0.169         0.354        0.305      0.314       0.281      0.224
 Book value at period-end             9.68       8.64          9.26         8.27       7.95        7.15       6.90
 Shares outstanding at
  period-end                     9,573,239  9,503,014      9,524,574  9,505,713   9,381,934   9,062,101  9,052,410
 Weighted average shares
  outstanding
 Basic                           9,547,061  9,501,309      9,511,612  9,512,584   9,354,005   9,235,569  9,185,622
 Diluted                         9,612,831  9,550,665      9,576,973  9,546,849   9,379,143   9,256,451  9,194,293

BALANCE SHEET DATA
(AT PERIOD-END):
 Total assets                   $1,188,818  $ 990,102     $1,079,571  $ 909,603   $ 766,572   $ 711,898  $ 681,332
 Total loans, net of unearned
  income                           692,979    626,459        674,568    583,826     501,283     445,814    391,954
 Total deposits                    816,813    727,858        745,486    690,710     615,084     576,052    552,702
 Federal funds purchased and
  securities sold under agreements
  to repurchase                     83,262     47,497         84,827     55,203      32,251      29,896     37,577
 Other short-term borrowings       183,023    127,038       153,387       76,946     32,826      29,215     13,967
 Long-term debt                         --         --            --           --      5,680       7,000     10,106
 Total shareholders' equity         92,712     82,107        88,209       78,567     74,615      64,783     62,748

PERFORMANCE RATIOS:
 Return on average total
  assets(3)                           1.04 %     1.00 %        1.03 %       0.84 %     1.13 %      1.17 %     1.21 %
 Return on average total assets
  before merger-related expenses(3)   1.05       1.07          1.06         1.07       1.17        1.20       1.21
 Return on average shareholders'
  equity(3)                          12.53      11.78         12.24         9.12      11.89       12.55      13.13
 Return on average
 shareholder's equity before
  merger-related expenses(3)         12.61      12.50         12.59        11.68      12.32       12.91      13.13
 Average equity to average assets     8.31       8.53          8.44         9.16       9.51        9.30       9.25
 Cash dividends declared to net
  income                             36.82      34.53         34.04        43.03      35.21       31.48      27.23

----------------------------------

(1) Net of $108,000 and $300,000 of capitalized construction period interest in 1996 and 1995, respectively.

(2) Adjusted to reflect the Stock Split. Additionally, the amounts shown reflect the conversion of Capital Common Stock at an assumed Conversion Ratio of 1.6864 shares of FCNB Common Stock per share of Capital Common Stock. See "Pro Forma Combined Financial Information" for information regarding the impact on pro forma combined earnings per share if the Minimum Conversion Ratio nd Maximum Conversion Ratio are in effect.

(3)  Information for the six month periods is annualized.

For additional information regarding the impact on pro forma combined and pro forma equivalent per share cash dividends and book value see "Comparative Historical and Pro Forma Data."

                   COMPARATIVE HISTORICAL AND PRO FORMA DATA

                                                  At or for the six
                                                  months ended June
                                                        30,              At or for the years ended December 31,
                                                 -------------------  -------------------------------------------
                                                   1998     1997        1997     1996    1995     1994    1993
                                                   ----     ----        ----     ----    ----     ----    ----
                                                          (dollars in thousands, except per share data)
  FCNB Common Stock(1)
      Basic Earnings per Common Share:
        Historical:                              $ 0.61   $ 0.52      $1.12    $ 0.74   $0.89   $0.86    $0.88
        Pro forma combined - Minimum Conversion    0.60     0.50       1.07      0.73    0.90    0.87     0.85
    Ratio:
        Pro forma combined - 1.6864 Conversion     0.59     0.49       1.05      0.71    0.88    0.85     0.83
    Ratio:
        Pro forma combined - Maximum Conversion    0.58     0.48       1.04      0.70    0.87    0.84     0.82
    Ratio:
      Diluted Earnings per Common Share
        Historical                                 0.61     0.52       1.12      0.74    0.89    0.86     0.88
        Pro forma equivalent - Minimum             0.60     0.50       1.07      0.72    0.90    0.86     0.84
    Conversion Ratio
        Pro forma equivalent - 1.6864              0.58     0.49       1.05      0.71    0.88    0.85     0.83
    Conversion Ratio
        Pro forma equivalent - Maximum             0.57     0.48       1.03      0.70    0.87    0.84     0.82
    Conversion Ratio
      Dividends per Common Share:
        Historical                                 0.26     0.20       0.43      0.37    0.38    0.33     0.26
        Pro forma combined - Minimum Conversion    0.22     0.17       0.36      0.31    0.32    0.29     0.23
    Ratio
        Pro forma combined - 1.6864 Conversion     0.22     0.17       0.35      0.31    0.31    0.28     0.22
    Ratio
        Pro forma combined - Maximum Conversion    0.21     0.17       0.35      0.30    0.31    0.28     0.22
    Ratio
      Book value per Common Share (period end):
        Historical                                10.27     9.17       9.83      8.78    8.52    7.64     7.47
        Pro forma combined - Minimum Conversion    9.86     8.79       9.42      8.41    8.09    7.25     7.00
    Ratio
        Pro forma combined - 1.6864 Conversion     9.68     8.64       9.26      8.27    7.95    7.15     6.90
    Ratio
        Pro forma combined - Maximum Conversion    9.51     8.49       9.10      8.12    7.82    7.04     6.80
    Ratio
    Capital Common Stock(1)
      Basic Earnings per Common Share:
        Historical:                               $0.83    $0.62      $1.26     $0.97   $1.42   $1.35    $0.97
        Pro forma equivalent - Minimum             0.91     0.76       1.63      1.11    1.37    1.32     1.29
    Conversion Ratio:
        Pro forma equivalent - 1.6864              0.99     0.83       1.77      1.20    1.48    1.43     1.40
    Conversion Ratio:
        Pro forma equivalent - Maximum             1.08     0.89       1.93      1.30    1.62    1.56     1.52
    Conversion Ratio:
      Diluted Earnings per Common Share
        Historical                                 0.82     0.61       1.22      0.96    1.42    1.35     0.97
        Pro forma equivalent - Minimum             0.91     0.76       1.63      1.09    1.37    1.31     1.28
    Conversion Ratio
        Pro forma equivalent - 1.6864              0.98     0.83       1.77      1.20    1.48    1.43     1.40
    Conversion Ratio
        Pro forma equivalent - Maximum             1.06     0.89       1.91      1.30    1.62    1.56     1.52
    Conversion Ratio
      Dividends per Common Share:
        Historical                                   --       --         --        --      --      --       --
        Pro forma equivalent - Minimum             0.34     0.26       0.55      0.47    0.48    0.43     0.35
    Conversion Ratio
        Pro forma equivalent - 1.6864              0.37     0.29       0.60      0.51    0.53    0.47     0.38
    Conversion Ratio
        Pro forma equivalent - Maximum             0.40     0.31       0.65      0.56    0.57    0.51     0.41
    Conversion Ratio
      Book value per Common Share (period end):
        Historical                                11.74    10.32      10.98      9.74    8.79    7.27     6.06
        Pro forma equivalent - Minimum            14.99    13.36      14.32     12.78   12.30   11.02    10.64
    Conversion Ratio
        Pro forma equivalent - 1.6864             16.32    14.57      15.62     13.95   13.41   12.06    11.64
    Conversion Ratio
        Pro forma equivalent - Maximum            17.67    15.77      16.90     15.08   14.53   13.08    12.63
    Conversion Ratio

    ---------------------------------------------

(1)  Adjusted to reflect the Stock Split.

The pro forma equivalent amounts per common share for earnings, dividends, and book value are based on a formula that multiplies the appropriate pro forma combined amounts by the Minimum Conversion Ratio, Maximum Conversion Ratio, and the assumed 1.6864 Conversion Ratio.

                                  THE MEETINGS

THE CAPITAL SHAREHOLDER MEETING

     General.   The   Capital   Shareholder   Meeting   of   will   be  held  at
_________________________________,   ________________,   on   _________________,
____________, 1998, at __________ _____.M. local time.

     The Capital Board of has chosen the close of business on ____________________________ as the record date (the "Capital Record Date") for purposes of determining the shareholders entitled to notice of, and to vote at, the Capital Shareholder Meeting. As of the Capital Record Date, 999,752 shares of Capital Common Stock were issued and, outstanding, and there were 998,947 shares entitled to vote. Shareholders of Capital are entitled to one vote on all matters to be acted on at the Capital Shareholder Meeting for each share of Capital Common Stock entitled to vote held of record by them on the Capital Record Date. The presence at the Capital Shareholder Meeting, in person or by proxy, of the holders a majority of the total number of outstanding shares of Capital Common Stock entitled to vote is necessary to constitute a quorum. In the event that there are not sufficient votes for a quorum or to approve the Merger at the Capital Shareholder Meeting, the meeting may be adjourned in order to permit further solicitation of proxies, provided, however, no proxyholder will vote any proxies voted AGAINST approval of the Agreement, FOR a proposal to adjourn the Capital Shareholder Meeting.

     Purpose of the Capital Shareholder Meeting and Vote Required. The purpose of the Capital Shareholder Meeting is to consider and vote on the proposal to approve the Merger pursuant to which Capital will be merged with and into the Bank and shares of Capital Common Stock will automatically, and without further action, be converted into the number of shares of FCNB Common Stock determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock as determined pursuant to the Agreement, subject to limitation and adjustment as set forth in the Agreement; and to transact such other business as may properly come before the Capital Shareholder Meeting or any adjournment or postponement thereof.

     The affirmative vote of two-thirds of the outstanding shares of Capital Common Stock is required to approve the Merger. Directors and executive officers of Capital owning or having the power to vote or direct the voting of 246,684 shares of Capital Common Stock, or 24.68% of the Capital Common Stock entitled as of the Capital Record Date, have entered into an agreement which, with limited exceptions, requires them to vote in favor of the Merger. See "The Merger -- Certain Related Agreements and Interests of Certain Persons." As a result of an order issued by the Comptroller, 1,025 shares or 0.1% of the Capital Common Stock outstanding as of the Capital Record Date are prohibited from voting, and therefore may not be voted at the Capital Shareholder Meeting, and may not be counted in determining a quorum. Additionally, 97,186 shares of Capital Common Stock, constituting 9.72% of the outstanding Capital Common Stock, are subject to an irrevocable proxy pursuant to an order of the Comptroller, and in accordance therewith, such shares will be voted on all matters submitted to shareholders in the same proportion as all other shares are voted.

     THE CAPITAL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER.

     Voting and Revocation of Proxies. If the enclosed form of proxy is properly executed and returned in time to be voted at the Capital Shareholder Meeting, the shares represented thereby will be voted as specified by the shareholder executing the proxy. In the absence of specific instructions, proxies received will be voted in favor of the proposal to approve the Merger. Management does not know of any matters that will be brought before the Capital Shareholder Meeting, other than as described herein. If other matters are properly brought before the Capital Shareholder Meeting, the persons named in the proxy intend to vote such shares to which the proxies relate in accordance with their best judgment, unless such authority is withheld. A proxy may be revoked at any time prior to the exercise of the authority granted thereby by delivering written notice of such revocation to ________________________, Secretary of Capital, prior to the Capital Shareholder Meeting, by granting and delivering a later dated proxy with respect to such shares, or by attending the Capital Shareholder Meeting in person and voting the shares. If Capital Common Stock which you beneficially own is not registered in your name, you will need additional documentation from your recordholder in order to vote personally at the Capital Shareholder Meeting.

     Votes cast by proxy or in person at the Capital Shareholder Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. Where, as to any matter submitted to the Capital shareholders for a vote, proxies are marked as abstentions (or Capital shareholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will also be considered present for purposes of determining a quorum. Since approval of the Merger requires a two-thirds majority of the outstanding shares, an abstention or broker non-vote will have the effect of a vote against the Merger.

     The enclosed proxy is being solicited on behalf of the Capital Board and Capital will bear the entire cost of such solicitation. In addition to solicitation by mail, officers, directors and employees of Capital may solicit proxies by telecopier, telegram, in person or otherwise. Such persons will not receive any additional or special remuneration or payment for such solicitation. Additionally, officers, directors or employees of FCNB may solicit proxies by mail, telecopier, telegram, in person or otherwise. FCNB will pay all expenses of printing this Proxy Statement.

THE FCNB SHAREHOLDER MEETING

     General. The FCNB Shareholder Meeting will be held at FCNB's headquarters, 7200 FCNB Court, Frederick, Maryland, on ______________________, ____________,
1998, at _______ _____.M. local time.

     The Board of Directors of FCNB (the "FCNB Board") has chosen the close of business on ______________________________, 1998 as the record date (the "FCNB
Record Date") for purposes of determining the shareholders entitled to notice of, and to vote at, the FCNB Shareholder Meeting. As of the FCNB Record Date, _____________ shares of FCNB Common Stock were issued and outstanding. Shareholders of FCNB are entitled to one vote on all matters to be acted on at the FCNB Shareholder Meeting for each share of FCNB Common Stock held of record by them on the FCNB Record Date. The presence at the FCNB Shareholder Meeting, in person or by proxy, of a majority of the total number of outstanding shares of FCNB Common Stock is necessary to constitute a quorum.

     Purpose of the FCNB Shareholder Meeting and Vote Required. The purpose of the FCNB Shareholder Meeting is to consider and vote on the proposal to approve the Merger, pursuant to which Capital will be merged with and into the Bank and shares of Capital Common Stock will be converted into the number of shares of FCNB Common Stock determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock as determined in accordance with the Agreement, subject to adjustment and limitation as set forth in the Agreement; and to transact such other business as may properly come before the FCNB Shareholder Meeting or at any adjournment or postponement thereof.

     The affirmative vote of two-thirds of the votes entitled to be cast at the FCNB Shareholder Meeting is required to approve the Merger. Directors of FCNB owning or having the power to vote or direct the voting of ______________________ shares of FCNB Common Stock have indicated their intention to vote in favor of the Merger.

     THE FCNB BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT HOLDERS OF FCNB COMMON STOCK VOTE FOR THE MERGER.

     Voting and Revocation of Proxies. If the enclosed form of proxy is properly executed and returned in time to be voted at the FCNB Shareholder Meeting, the shares represented thereby will be voted as specified by shareholders. In the absence of specific instructions, proxies received will be voted in favor of the proposals to approve the Merger. Management does not know of any matters that will be brought before the FCNB Shareholder Meeting, other than as described herein. If other matters are properly brought before the FCNB Shareholder Meeting, the persons named in the proxy intend to vote such shares to which the proxies relate in accordance with their best judgment unless such authority is withheld. A proxy may be revoked at any time prior to the exercise of the authority granted thereby by delivering written notice of such revocation to Helen G. Hahn, Secretary of FCNB, prior to the FCNB Shareholder Meeting, by granting and delivering a later dated proxy with respect to such shares, or by attending the FCNB Shareholder Meeting in person and voting the shares.

     Votes cast by proxy or in person at the FCNB Shareholder Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. Where, as to any matter submitted to the FCNB shareholders for a vote, proxies are marked as abstentions (or FCNB shareholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will also be considered present for purposes of determining a quorum. Since approval of the Merger requires a two-thirds majority of the votes entitled to be cast, an abstention or broker non-vote will have the effect of a vote against the Merger.

     The enclosed proxy is being solicited on behalf of the FCNB Board and FCNB shall bear the entire cost of such solicitation. In addition to solicitation by mail, officers, directors and employees of FCNB may solicit proxies by telecopier, telegram, in person or otherwise. Such persons will not receive any additional or special remuneration or payment for such solicitation.

                                   THE MERGER

     Capital, FCNB and the Bank entered into the Agreement on June 23, 1998. Following shareholder approval of the Merger, and the satisfaction or waiver of certain other conditions to the Merger, Capital will be merged into the Bank. The following brief description of the Merger and the Agreement does not purport to be a comprehensive description of all facets of the Merger or the transactional or other documents prepared in connection therewith, and is qualified in its entirety by reference to the Agreement in the form of Exhibit A attached hereto and made a part hereof, to which shareholders of both FCNB and Capital are urged to refer, and the other documents referred to herein.

THE AGREEMENT

     The Agreement provides that Capital will be merged with and into the Bank, a Maryland chartered commercial bank, with the Bank surviving the Merger. Pursuant to the Agreement, upon effectiveness of the Merger, each of the outstanding shares of Capital Common Stock will automatically be converted into the number of shares of FCNB Common Stock determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock, as determined pursuant to the Agreement, subject to adjustment and limitation as set forth in the Agreement and as described below. See "The Merger -- Consideration to be Received by Holders of Capital Common Stock," and "FCNB Corp -- Description of FCNB Capital Stock." Each of the shares of FCNB Common Stock outstanding prior to the effectiveness of the Merger will be unchanged, and will continue to represent shares of FCNB Common Stock.

     THE BOARDS OF DIRECTORS OF CAPITAL AND FCNB HAVE UNANIMOUSLY APPROVED THE MERGER AND RECOMMEND THAT THEIR RESPECTIVE SHAREHOLDERS VOTE "FOR" THE MERGER.

CONSIDERATION TO BE RECEIVED BY HOLDERS OF CAPITAL COMMON STOCK

     Conversion of Capital Common Stock. Pursuant to the Agreement, upon effectiveness of the Merger, each share of Capital Common Stock, except for shares held by Capital in treasury or by dissenting shareholders, will automatically, and without further action, be converted into the number of shares of FCNB Common Stock determined by dividing forty dollars ($40.00) by the value of a share of FCNB Common Stock, as determined in accordance with the Agreement (the "Conversion Ratio"), provided, however, that in no event shall the Conversion Ratio (as adjusted for the Stock Split) exceed 1.8576 shares of FCNB Common Stock for each share of Capital Common Stock (the "Maximum Conversion Ratio") or be lower than 1.5199 shares of FCNB Common Stock for each share of Capital Common Stock (the "Minimum Conversion Ratio") except as discussed below under "The Merger -- Termination". In the event that the Conversion Ratio, calculated as set forth above, is higher or lower than the Maximum Conversion Ratio or Minimum Conversion Ratio, as the case may be, then shares of Capital Common Stock will be converted into shares of FCNB Common Stock at the Maximum Conversion Ratio, or the Minimum Conversion Ratio, as appropriate. The Maximum Conversion Ratio and the Minimum Conversion Ratio will be proportionately adjusted to reflect any dividend on the FCNB Common Stock payable in shares of FCNB Common Stock, or subdivision or combination of the FCNB Common Stock, after the date hereof and prior to the Closing Date.

     No fractional shares of FCNB Common Stock will be issued in connection with the Merger. Holders of Capital Common Stock entitled to receive fractional shares of FCNB Common Stock will receive cash in lieu of such fractional shares, without interest, based upon the value of a share of FCNB Common Stock as calculated pursuant to the Agreement.

     The value of a share of FCNB Common Stock for the purposes of determining the Conversion Ratio is the average of the per share closing price for FCNB Common Stock for the twenty trading days immediately preceding the date which is five business days prior to the Closing Date, as reported on Nasdaq (the "Price Determination Period"). If there are no trades on any trading day during the Price Determination Period, or if Nasdaq does not report a closing price, the closing price for any such day shall be the average of the closing bid price and closing asked price as reported on Nasdaq. The value of a share of FCNB Common Stock will be proportionally adjusted to reflect any stock dividend paid by FCNB, or any combination or subdivision of the FCNB Common Stock, prior to Closing. All references to the Conversion Ratio, Maximum Conversion Ratio, Minimum Conversion Ratio, and the value of a share of FCNB Common Stock for purposes of the Agreement contained herein have been adjusted to reflect the Stock Split.

     The maximum number of shares of FCNB Common Stock which can be issued to holders of Capital Common Stock, based upon the number of shares outstanding as of the Capital Record Date and assuming the exercise of all options outstanding pursuant to the Capital 1988 Stock Option Plan (the "Capital Option Plan"), is approximately 1,987,357 shares, or approximately 20.11% of the issued and outstanding shares of FCNB Common Stock following the Merger, or approximately 19.55% of the shares of FCNB Common Stock assuming the exercise of all outstanding options to acquire FCNB Common Stock. The minimum number of shares of FCNB Common Stock which can be issued to holders of Capital Common Stock, assuming the exercise of all options outstanding pursuant to the Capital Option Plan, is approximately 1,626,068 shares, or approximately 17.08% of the issued and outstanding shares of FCNB Common Stock following the Merger, or approximately 16.59% of the FCNB Common Stock assuming the exercise of all outstanding options to acquire FCNB Common Stock.

     Each share of FCNB Common Stock outstanding immediately prior to the Merger will be unchanged by the Merger, and will continue to represent one share of FCNB Common Stock. See "FCNB Corp -- Description of FCNB Capital Stock."

     Holders of FCNB Common Stock will experience dilution in book value per share of between $0.41 and $0.76 per share, or between 3.99% and 7.40%, depending on the actual Conversion Ratio, as a result of the Merger, based upon the pro forma combination of FCNB's and Capital's balance sheets at June 30, 1998. See "Unaudited Pro Forma Combined Financial Information". Such pro forma information has not, however, been adjusted to reflect any of the improvements, operating efficiencies, or increased growth and earnings potential that FCNB anticipates as a result of the Merger. See "Unaudited Pro Forma Combined Financial Information" and "The Merger -- Recommendation of the FCNB Board." FCNB shareholders will experience dilution of their percentage ownership interest in FCNB, and in their relative voting power.

     In the event that the value of a share of FCNB Common Stock, as calculated for purposes of determining the Conversion Ratio and as adjusted for the Stock Split, exceeds approximately twenty-six dollars and thirty-two cents ($26.32) per share, then each share of Capital Common Stock will be converted at the Minimum Conversion Ratio. As a result, the value of FCNB Common Stock received by holders of Capital Common Stock WOULD EXCEED forty dollars ($40.00) per share. In the event that the value of a share of FCNB Common Stock, as calculated for purposes of determining the Conversion Ratio and as adjusted for the Stock Split, is less than approximately twenty-one dollars and fifty-three cents ($21.53) per share, then each share of Capital Common Stock will be converted at the Maximum Conversion Ratio. In that event, the value of FCNB Common Stock received by holders of Capital Common Stock would be LESS THAN forty dollars ($40.00) per share. There can be no assurance as to the value of a share of FCNB Common Stock during the Price Determination Period or as to the actual Conversion Ratio at which shares of Capital Common Stock will be converted.

     There can be no assurance that the market, trading or intrinsic value of shares of FCNB Common Stock received by shareholders of Capital in exchange for each share of Capital Common Stock will equal or exceed forty dollars ($40.00) per share at or after the effectiveness of the Merger. There can be no assurance as to the level at which shares of FCNB Common Stock can be sold, or as to whether an active and liquid market in FCNB Common Stock can be maintained.

     Options to Acquire Capital Common Stock. Pursuant to the Agreement, each of the 70,100 options outstanding under the Capital Option Plan, if any, will be converted into and become an option to purchase FCNB Common Stock, except that incentive stock options held by employees who will not continue as employees of FCNB and options held by directors of Capital will be converted into the number of shares of FCNB Common Stock determined by subtracting the exercise price from the forty dollars ($40.00) and dividing the result by the value of a share of FCNB Common Stock provided that the value of a share of the FCNB Common Stock shall not exceed twenty-six dollars and thirty-two cents ($26.32) or be less than twenty-one dollars and fifty-three cents ($21.53), in each case as adjusted for the Stock Split. The number of shares which each converted option shall be exercisable for shall be equal to the number of shares of Capital Stock multiplied by the Conversion Ratio, and the exercise price per share of FCNB Common Stock shall be the original exercise price divided by the Conversion Ratio.

BACKGROUND OF THE MERGER

     During the last ten years, there have been significant developments in the banking and financial services industries. These developments include an increasing consolidation in the industry which has accelerated within the last several years, geographic expansion by regional bank holding companies, specialization of products and services offered by banking institutions, increased reliance upon technology in the delivery of banking services, increased competition from financial institutions which are not subject to bank regulatory oversight, and increased regulatory compliance requirements for banking institutions.

     As a result of these developments and as part of the normal course of attempting to enhance the performance of Capital, the Capital Board appointed a special committee (the "Committee") on February 17, 1998, to consider Capital's various strategic options. The Committee, chaired by Steven Schwartz, included Messrs. Ashman, Bernstein, and Holtz. In March 1998, FBR met with the Committee to update it on market conditions and discuss Capital's Strategic alternatives, including the possibility of a sale of Capital as a means to enhance shareholder value. In April 1998, the Committee retained FBR as its financial advisor in connection with considering Capital's various strategic alternatives. As a result of the discussions with FBR, the Committee elected to pursue the strategy of identifying potential merger candidates that might be interested in acquiring Capital. In April and May, 1998, FBR contacted 12 institutions or their holding companies to determine their possible interest in pursuing an acquisition of Capital, and information was provided to nine companies. Following the provision of such information, follow-up conversations were held by FBR with four institutions. On May 19, and May 24, 1998, FBR presented to the Committee status reports on discussions, marketing activities and the offers resulting from such activities. The Committee authorized FBR and management to continue discussions with Capital to determine if a transaction could be negotiated. In late May 1998, representatives of Capital and FCNB conducted due diligence reviews of each other's financial conditions, business, and operations. Concurrently, the management of Capital reviewed and revised several drafts of the definitive agreement with the assistance of Capital's legal counsel and financial advisor, and a draft of the definitive agreement was delivered to each of Capital's directors for their review. On June 23, 1998, the Capital Board reviewed the proposed transaction and the definitive agreement with Capital's legal counsel and FBR. The Capital Board considered all factors deemed relevant, including FBR's opinion that the Conversion Ratio is fair to Capital's shareholders from a financial point of view, and determined that the Merger was in the best interests of Capital and its shareholders and unanimously approved the Merger. FCNB and Capital publicly announced the Merger on June 23, 1998.

RECOMMENDATION OF THE FCNB BOARD; REASONS FOR THE MERGER

     The Board of Directors of FCNB, believes that the proposed Merger of Capital with and into the Bank is in the best interests of FCNB and its shareholders. The acquisition of Capital will enable FCNB to expand its market into, or increase its presence in, the banking markets in which Capital operates. FCNB believes that the acquisition of Capital will enable it to maintain its internally generated growth in assets, and to add to aggregate and per share earnings. FCNB believes that the market expansion and growth opportunities presented by the acquisition of Capital will enable FCNB to enhance revenues and earnings, while maintaining the customer and community oriented services which FCNB has historically provided. There can be no assurance, however, that the Merger will increase FCNB's earnings or asset growth rates.

     ACCORDINGLY, THE FCNB BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF FCNB COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER.

RECOMMENDATION OF THE CAPITAL BOARD; REASONS FOR THE MERGER

     The Capital Board believes that the Merger is fair to, and in the best interest of, Capital and its shareholders. ACCORDINGLY, THE CAPITAL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF CAPITAL COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER. See "-- Opinion of Capital's Financial Advisor."

     The terms of the Agreement, including the Conversion Ratio and the value of the FCNB Common Stock to be received by Capital's shareholders, were the result of arm's length negotiations between the representatives of Capital and FCNB. In reaching its determination that the Merger and the Agreement are fair to, and in the best interests of, Capital and its shareholders, the Capital Board consulted with its financial advisor, as well as with Capital's management, and considered a number of factors, including, without limitation, the following: (i) the belief that the terms of the Agreement are attractive in that the Agreement provides that Capital's shareholders will become shareholders of FCNB, a company that the Capital Board believes has very positive future prospects; (ii) the written opinion of FBR that the Conversion Ratio is fair to Capital's shareholders from a financial point of view, (iii) the pro forma financial information on the Merger, including, among other things, earnings per share, dilution analysis, and ratio impact information; (iv) the sustainability of core earnings by FCNB and potential for growth; (v) the tax free nature of the transaction to Capital and Capital's shareholders; (vi) the historical stock price information for both FCNB and Capital; (vii) the review by the Capital Board of the business, operations, management, earnings and financial condition of FCNB on both a historical and prospective basis, of (A) the enhanced opportunities for operating efficiencies, particularly in terms of integration of operations and support functions such as product development, asset-liability management, marketing, data processing, loan review and finance and accounting, that could result from the Merger and (B) the enhanced opportunities for growth that the Merger would make possible, particularly the ability to respond to changing  competitive,  technological  and  regulatory  environments;
(viii) the Capital Board's belief that the combined enterprise, having a greater size and greater resources than Capital, could offer Capital's customers a broader range of products and services than Capital presently offers as an independent entity; (ix) the Board's review of alternatives to the Merger (including the alternatives of remaining independent and growing internally, remaining independent for a period of time and then selling Capital and remaining independent and growing through future acquisitions), including the range of possible values to Capital's shareholders obtainable through implementation of such alternatives and the timing and likelihood of actually receiving such values; and (x) the current and prospective economic environment and competitive constraints facing financial institutions, including Capital and FCNB.

     In approving the Merger, the Capital Board did not identify any one factor or group of factors as being more important or significant than any other factor in the decision making process, although individual directors may have given one or more factors more weight than other factors.

     THE CAPITAL BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF CAPITAL AND CAPITAL SHAREHOLDERS. THE CAPITAL BOARD UNANIMOUSLY RECOMMENDS THAT CAPITAL SHAREHOLDERS VOTE "FOR" THE MERGER.

OPINION OF CAPITAL FINANCIAL ADVISOR

     Pursuant to a letter agreement dated as of March 31, 1998 (the "FBR Agreement"), Friedman, Billings, Ramsey & Co., Inc. ("FBR") was retained by Capital to act as its financial advisor in connection with the Merger. At the meeting of the Capital Board held on June 23, 1998, FBR delivered its written opinion to the Capital Board to the effect that as of such date, an exchange ratio based on a fixed price of $40.00 for each share of Capital Common Stock, subject to certain terms and conditions including pricing "collars" on the exchange ratio for FCNB Common Stock, pursuant to the Agreement (the "Exchange Ratio") was fair, from a financial point of view, to the holders of Capital Common Stock. FBR has reconfirmed its June 23, 1998 opinion by delivery of its written opinion (the "FBR Opinion") to the Capital Board, dated the date of this Proxy Statement, stating that as of the date hereof, based on the matters set forth in such opinion and pursuant to the Agreement, the Exchange Ratio to be received by the holders of shares of Capital Common Stock is fair to such holders from a financial point of view.

     THE FULL TEXT OF THE FBR OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE FBR OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO EXHIBIT B. CAPITAL'S SHAREHOLDERS ARE URGED TO READ THE FBR OPINION IN ITS ENTIRETY. FBR'S OPINION IS ADDRESSED ONLY TO CAPITAL'S BOARD OF DIRECTORS AND DIRECTED ONLY TO THE EXCHANGE RATIO TO BE RECEIVED IN THE MERGER BY THE HOLDERS OF CAPITAL COMMON STOCK, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE MEETING.

     FBR is a nationally recognized investment banking firm and was selected by Capital based on the firm's reputation and experience in investment banking in general, its recognized expertise in the valuation of banking businesses and because of its familiarity with Capital. FBR, as part of its investment banking business, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with rendering the opinions dated June 23, 1998 and the date hereof, FBR, among other things: (i) reviewed the Agreement; (ii) reviewed the Annual Report to Shareholders of Capital for the fiscal years ended December 31, 1996 and 1997, and Annual Report of Capital on Form 10-KSB filed with the Office of the Comptroller of the Currency (the "OCC") for the fiscal years ended December 31, 1995, 1996 and 1997, reviewed the Annual Proxy Statement of Capital dated April 21, 1998, as well as Quarterly Reports of Capital on Form 10-QSB filed with the OCC for the three month periods ended March 31, 1997, June 30, 1997, September 30, 1997 and March 31, 1998; (iii) reviewed the Annual Report to Shareholders of FCNB for the fiscal years ended December 31, 1996 and 1997, and Annual Reports of FCNB on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the fiscal years ended December 31, 1996 and 1997, reviewed the Annual Proxy Statement of FCNB dated March 20, 1998, as well as Quarterly Reports of FCNB on Form 10-Q filed with the SEC for the three month periods ended June 30, 1997, September 30, 1997 and March 31, 1998; (iv) reviewed the unaudited financial statements of Capital for the five months ended May 31, 1998; (v) reviewed the reported market prices and trading activity for FCNB common stock for the period January 1, 1995 through June 22, 1998; (vi) discussed the financial condition, results of operations, earnings projections, business and prospects of Capital and FCNB with the managements of Capital and FCNB; (vii) compared the results of operations and financial condition of Capital and FCNB with those of certain publicly-traded financial institutions (or their holding companies) that FBR deemed to be reasonably comparable to Capital or FCNB, as the case may be; (viii) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Merger; (ix) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions previously entered into by FCNB; and (x) performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

     In connection with rendering the FBR Opinion, as set forth herein, FBR assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with it, and did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of FCNB, Capital or any of their respective subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of FCNB and Capital). With respect to the financial projections reviewed with each company's management, FBR assumed that they reflect the best currently available estimates and judgments of the respective managements of the respective future financial performances of each of FCNB and Capital and of the combined company, and that such performances will be achieved. FBR also assumed that there has been no material change in FCNB's or Capital's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above. Finally, FBR assumed without independent verification that the aggregate consolidated allowances for loan losses for Capital and FCNB were adequate to cover such losses, and that the conditions precedent in the Merger Agreement are not waived.

     The forecasts and projections furnished to FBR for Capital were prepared by the management of Capital. As a matter of policy, Capital does not publicly disclose internal management forecasts, projections or estimates of the type furnished to FBR in connection with its analysis of the Merger, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of management including, without limitation, general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates.

     The Capital Board imposed no limitations on FBR with respect to the investigation made or procedures followed by FBR in rendering the FBR Opinion. In connection with rendering such fairness opinion to the Capital Board, FBR performed a variety of financial analyses. The following is a summary of the material financial analyses performed by FBR, but does not purport to be a complete description of FBR's analyses or presentation at the June 23, 1998 meeting of the Capital Board. FBR believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying the FBR Opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, FBR made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Capital and FCNB. Any estimates contained in FBR's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold.

     Summary of Terms of Proposed Transactions. FBR reviewed the terms of the proposed Merger, including the form of consideration. The Exchange Ratio at a price of $40.00 per share for Capital Common Stock represents a multiple of (i) 31.7x Capital's earnings per share for the twelve months ended March 31, 1998;
(ii) 27.7x Capital's earnings per share for the twelve months ended March 31, 1998 after adjustment for one-time expense due to fire damage at one of Capital's branches; (iii) 21.8x management's estimate of Capital's 1998 earnings per share; (iv) 3.77x Capital's book value per share as of March 31, 1998; and
(v) 3.77x Capital's tangible book value per share as of March 31, 1998. The Exchange Ratio also represented a tangible book premium to core deposits of 24.53% based on Capital's tangible book value at March 31, 1998.

     Comparable Transaction Analysis. FBR reviewed certain information relating to transactions announced since January 1, 1997 involving the acquisition of banks nationwide ("Nationwide Transactions"); banks in the District of Columbia, Maryland and Virginia ("Regional Transactions"); banks nationwide in which the seller's return on average equity ("ROAE") is between 12% and 14% ("Seller's ROAE Comparable Transactions"); and banks nationwide with assets between $100 million and $200 million (the "Asset Comparable Transactions" and collectively, the "Comparable Groups"). In conjunction with its analysis, FBR reviewed valuation multiples based on price to book value, price to tangible book value, price to latest twelve months earnings per share and the premium over tangible book value as a percentage of core deposits. FBR compared FCNB's pending acquisition of Capital to transactions involving the Comparable Groups over the period from January 1, 1997 through June 22, 1998. FBR computed the foregoing ratios for the Merger based on the a price per share of $40.00 for Capital Common Stock. The Comparable Groups included the following numbers of transactions: Nationwide Transactions (516); the Regional Transactions (21); Seller's ROAE Comparable Transactions (83); and Asset Comparable Transactions
(113). FBR's computations yielded the following median multiples at announcement for the Nationwide Transactions, the Regional Transactions, the Seller's ROAE Comparable Transactions and the Asset Comparable Transactions, respectively, as compared with the following indicated multiples for Capital at announcement of the Merger: (i) price to book value multiples of 2.29x, 2.64x, 2.45 and 2.51x, compared with 3.77x for the Merger; (ii) price to tangible book value multiples of 2.36x, 2.72x, 2.56x and 2.53x, compared with 3.77x for the Merger; (iii) price to latest twelve months earnings multiples of 19.8x, 21.1x, 19.8x and 20.7x, compared with 31.7x for last twelve months earnings and 27.7x adjusted last twelve months earnings for the Merger; and (iv) core deposit premiums of 16.20%, 21.93%, 19.01% and 19.84%, compared with an indicated deposit premium in the Merger of 24.53%.

     Discounted Earnings Stream and Terminal Value Analysis. Using a discounted earnings stream and terminal value analysis, FBR estimated the future stream of earnings flows that Capital could be expected to produce through the year 2002, under various circumstances, assuming Capital performed in accordance with the earnings forecasts of Capital management. To approximate the terminal value of the Capital Common Stock at the end of a four-year period (December 31, 2002), FBR applied price to earnings multiples ranging from 19.5 to 22.0, applied multiples of book value ranging from 220% to 270% and applied premiums over tangible book value as a percentage of core deposits of 16.0% to 21.0%. The net income streams, dividend streams and terminal values were then discounted to present values using a discount rate of 12.5%. When a 12.5% discount rate was applied to price to book value merger multiples of 220% to 270%, the analysis indicated a reference range between $26.74 and $32.82 per share of Capital Common Stock. When the same discount rate of 12.5% was applied to price to earnings per share merger multiples of 19.5 times to 22.0 times, the analysis indicated a reference range between $34.21 and $38.60 per share of Capital Common Stock. When the same discount rate of 12.5% was applied to tangible book premium to core deposits merger multiples of 16.0% to 21.0%, the analysis indicated a reference range between $33.29 and $39.89 per share of Capital Common Stock.

     Pro Forma Merger Analysis. FBR performed pro forma merger analyses that combined Capital's and FCNB's current and projected income statements and balance sheets based on earnings forecasts of Capital and FCNB, respectively. Assumptions and analyses of the accounting treatment, acquisition adjustments, operating efficiencies and other adjustments were made to arrive at a base case pro forma analysis to determine the effect of the Merger on FCNB. FBR noted that, based on the Exchange Ratio and the net impact of merger related charges and other one-time expenses, the impact of the Merger on FCNB's pro forma earnings per share and tangible book value per share did not appear to be material. The actual results achieved by the combined company will vary from the projected results and such variations may be material.

     Analysis of Selected Publicly Traded Companies. In preparing its presentation, FBR used publicly available information to compare selected financial and market trading information, including book value, tangible book value, earnings, asset quality ratios, loan loss reserve levels, profitability and capital adequacy, for FCNB and selected other publicly traded commercial banks located in a similar region of the United States. This peer group consisted of commercial bank holding companies with total assets between $500 million and $1.5 billion in the MidAtlantic region of the United States. FBR reviewed the historical financial information for FCNB and the peer group between December 31, 1995 and March 31, 1998. According to the analysis, FCNB compared favorably to the peer group when looking at asset quality, loan loss reserve levels, capital adequacy, earnings performance and operating efficiency.

     In connection with rendering the FBR Opinion, FBR confirmed the appropriateness of its reliance on the analyses used to render its June 23, 1998 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith. The FBR Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. Events occurring after the date of the FBR Opinion could materially affect the assumptions used in preparing such opinion.

     Pursuant to the FBR Agreement, Capital retained FBR to act as its independent financial advisor in connection with the Merger. In the event the Merger is consummated, the Company will pay FBR a success fee (the "Success Fee") equal to: (i) sixty-five basis points (0.65%) of the fair market value (as defined below) of the first $37.5 million of aggregate consideration received by the Company's shareholders as of the closing of the Sale Transaction; and (ii) five percent (5%) of the fair market value of any aggregate consideration received by the Company's shareholders as of the closing of the Sale Transaction in excess of $37.5 million. The Success Fee shall be payable as follows: (A) 25% of the anticipated Success Fee was paid upon the signing of the Merger Agreement with a Purchaser Entity, which amount shall be returned to Capital if the Merger is not consummated for any reason other than the breach of the agreement of sale by Capital; and (B) the remainder of such Success Fee shall be due to FBR in immediately available funds at the closing of the Merger. Capital also has agreed to reimburse FBR for its reasonable out-of-pocket expenses in connection with its engagement and to indemnify FBR and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under applicable securities laws.

     FBR has advised Capital that, in the ordinary course of its business as a full-service securities firm, FBR may, subject to certain restrictions, actively trade the equity securities of Capital and/or FCNB for its own account or for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

CONDITIONS TO THE MERGER

     The obligation of Capital to consummate the Merger is subject to various conditions, including the following: (i) the continued accuracy of the representations and warranties of FCNB; (ii) the performance, in all material respects, of all of the covenants and agreements of FCNB under the Agreement;
(iii) the approval of the Merger by the  shareholders  of both Capital and FCNB;
(iv) the effectiveness of the Registration Statement (of which this Proxy Statement forms a part) on Form S-4 relating to the FCNB Common Stock; (v) the receipt of a satisfactory opinion as to the federal income tax consequences of the Merger; (vi) the absence of any material adverse change in the business, operations, assets, financial condition, prospects or results of operations of FCNB or the Bank; (vii) the approval for quotation on Nasdaq, upon notice of issuance, of the shares of FCNB Common Stock to be issued to Capital shareholders in connection with the Merger; and (viii) the absence of any order, decree, or injunction (or proceeding seeking any of the foregoing) enjoining or prohibiting consummation of the Merger and the transactions contemplated by the Agreement.

     The obligation of FCNB and the Bank to consummate the Merger is subject to various conditions, including the following: (i) the continued accuracy of the representations and warranties of Capital; (ii) the performance, in all material respects, of the obligations of Capital under the Agreement; (iii) the receipt of all requisite regulatory approvals, which approvals shall not contain conditions other than those as are generally imposed, and which do not, in the reasonable judgment of FCNB, make it inadvisable to consummate the Merger; (iv) the approval of the Merger by the shareholders of Capital and FCNB; (v) the receipt of an opinion of FCNB's independent accountants, or FCNB's otherwise satisfying itself, that the Merger can be accounted for as a pooling of interests; (vi) the absence of any material adverse change in the business, operations, assets, financial condition, prospects or results of operations of Capital; (vii) the absence of any injunction, proceeding, statute or regulation preventing consummation of the Merger or making it unlawful, or in the reasonable judgment of FCNB, inadvisable, to consummate the Merger; (viii) the absence of previously undisclosed litigation which, if successful, would in the reasonable judgement of FCNB, have a material adverse effect on the financial condition, operations, business or prospects of Capital; (ix) the execution of Support Agreements by each of the directors of Capital; (x) the amendment of the Capital Shareholder Protection Rights Plan to exclude FCNB and the Bank from the operation thereof as a result of the Agreement and the transactions contemplated by the Agreement; (xi) the execution of noncompetition agreements by the directors of Capital; and (xii) the receipt of a satisfactory opinion as to the federal income tax consequences of the Merger. See "The Merger -- Termination," "-- Certain Related Agreements and Interests of Certain Persons," "-- Accounting Treatment," and "-- Certain Federal Income Tax Consequences."

     Pending effectiveness of the Merger, Capital is required to conduct its business in the ordinary course, and in substantially the same manner as it has conducted business to date. Additionally, Capital has agreed not to take certain actions, including, but not limited to paying any dividends, redeeming, repurchasing or issuing any shares of Capital Common Stock or capital stock of any subsidiary, except for the issuance of shares of Capital Common Stock upon the exercise of options outstanding under the Capital Option Plan; incurring any obligations or liabilities except in the ordinary course of business; granting any salary increases or bonuses except bonuses in accordance with past practice at year end which have been accrued for, or which have been previously disclosed to FCNB; effecting any merger, sale of assets or other transaction not in the ordinary course of business; taking any action which would cause the rights attached to the Capital Common Stock to become exercisable or detach; or soliciting or authorizing any inquiries or proposals with respect to any extraordinary transactions other than the Merger, except that the Capital Board may consider, negotiate, communicate or provide information with respect to (collectively "communications") an Unsolicited Acquisition Proposal (as hereinafter defined) received prior to the Effective Time, which it in good faith determines its fiduciary duty under Maryland law requires such communications. Any such determination must be based on the written opinion of Capital's counsel that the Board's fiduciary duty requires such communications because, based on the opinion of Capital's financial advisor, such proposal is more favorable to the shareholders of Capital than the Merger. An Unsolicited Acquisition Proposal is any proposal for a merger, consolidation, share purchase or exchange, or purchase and assumption transaction or similar extraordinary transaction involving Capital or all of its assets, which is received by Capital without violation of its agreement not to further seek or encourage any proposals for such transactions.

     The Agreement provides that as promptly as practicable after the date of the Agreement and Capital's furnishing any information regarding Capital required to be included, FCNB will file the Registration Statement with the Commission and applications or notices with the Board of Governors of the Federal Reserve (the "Federal Reserve"), the Maryland Commissioner of Financial Regulation, the Comptroller of the Currency and any other appropriate state or federal regulatory agency for approval of the Merger. As of the date hereof, all notices and applications have been filed, but no approvals have been received to date.

THE OPTION AGREEMENT

     Pursuant to the Option Agreement, Capital has granted FCNB the option (the "Option"), exercisable only in certain circumstances that have not yet occurred, to acquire up to 248,278 shares, or 19.9% of the aggregate shares, of Capital Common Stock that would be outstanding immediately after the issuance of shares in respect of the Option (and without reference to other options, warrants or rights to acquire Capital Common Stock outstanding as of the date of grant of the Option), at an exercise price of $35.00 per share.

     The Option is exercisable in whole or in part, but subject to any required regulatory approvals, at any time after a "Purchase Event" shall occur. A Purchase Event, as defined in the Option Agreement, is any of the following: (1) Capital, without having received FCNB's prior written consent, which may be withheld in the sole discretion of FCNB, enters into an agreement with any person to: (i) acquire, merge or consolidate, or enter into any similar transaction, with Capital; (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Capital; or (iii) purchase or otherwise acquire securities representing 15% or more of the voting power of Capital; (2) any person acquires beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Capital Common Stock (the term "beneficial ownership" for purposes of the Option Agreement has the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or (3) any person shall have made a bona fide proposal to Capital by public announcement or written communication that is or becomes the subject of public disclosure to acquire Capital by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal: (i) the shareholders of Capital vote not to approve the Agreement at the Capital Shareholder Meeting or the Capital Board withdraws, modifies or changes its recommendation to the shareholders of Capital in a manner detrimental to approval of the Merger by shareholders of Capital; or (ii) the Capital Shareholder Meeting shall not have been held prior to the termination of the Agreement.

     If a Purchase Event occurs, and Capital has entered into an agreement with respect to the acquisition, merger or consolidation of Capital, the sale of all or substantially all of the assets of Capital, or similar business combination transaction, or other transaction inconsistent with the consummation of the Agreement (an "other transaction"), then, at the election of FCNB, and in lieu of the exercise of the Option, and subject to the receipt of any required regulatory approvals, notices or certifications, FCNB may require the purchase of the Option from FCNB at any time before or after the effectiveness of such other transaction, at a cash price equal to the excess of the per share value of the other transaction over the Exercise Price multiplied by the number of shares subject to this Option. Capital has agreed that it will cause the other party, and its parent company, if any, to the other transaction to expressly assume as an obligation of such other party the obligation to make the described payment described.

     The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Time; (ii) upon termination of the Agreement in accordance with the provisions thereof, other than a termination based upon, following or in connection with either: (a) a material breach by Capital of a Specified Covenant (as defined below); or (b) the failure of Capital to obtain shareholder approval of the Agreement by the vote required under applicable law, if either (a) or (b) follows the occurrence of a Purchase Event; or (iii) 12 months after termination of the Agreement based upon a material breach by Capital of a Specified Covenant or the failure of Capital to obtain shareholder approval of the Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event. "Specified Covenant" means any material representation, warranty, covenant or agreement contained in the Agreement.

     The grant of the Option by Capital was a condition and inducement to FCNB's willingness to enter into the Agreement. Exercise of the Option may tend to make the acquisition of a controlling interest in Capital more expensive to any prospective acquiror of Capital, other than FCNB, and therefore may decrease the likelihood that another prospective acquiror will seek a business combination with Capital, and may increase the probability that the Merger will consummated, even if another business combination would be beneficial to holders of Capital Common Stock.

TERMINATION

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the effectiveness of the Merger, whether or not such termination occurs before or after approval of the Merger by the shareholders of Capital and FCNB, and without further action by shareholders of Capital and FCNB, in the following circumstances: (i) by mutual consent of Capital and FCNB; (ii) unilaterally by either Capital or FCNB at any time after April 30, 1999, except that if Capital engages in communications regarding an Unsolicited Acquisition Proposal it may not terminate under this provision; (iii) unilaterally, by either Capital or FCNB in the event of a material breach by the other of any representation, warranty or agreement contained in the Agreement if such breach has not been, or cannot be cured within 30 days of delivery of written notice of the breach; (iv) unilaterally, by either Capital or FCNB if any government or regulatory approval required for consummation of the Merger is denied by final non-appealable order, or any denial shall not have been appealed in a timely manner; (v) by either FCNB or Capital, if any condition precedent to the obligation of that party to consummate the merger cannot be satisfied by April 30, 1999, provided that the terminating party must not be in breach of a material representation, warranty or agreement; (vi) unilaterally, by either Capital or FCNB, in the event that the Merger is not approved at, respectively, the Capital Shareholder Meeting or the FCNB Shareholder Meeting; or (vii) by Capital, if at Closing, the value of a share of FCNB Common Stock, as determined during the Price Determination Period and as adjusted for the Stock Split, is less than $17.94, unless FCNB, within five days of receipt of notice of termination, advises Capital of its election to increase the Conversion Ratio to 2.2287 shares of FCNB Common Stock for each share of Capital Common Stock. If the Agreement is terminated under any of the foregoing circumstances, neither Capital nor FCNB shall have any liability or obligation to the other relating to the Agreement, other than with respect to confidentiality of documents and expenses, and except in the event of a wilful breach of a material provision.

AMENDMENT AND WAIVER

     Any of the terms and conditions of the Agreement may be amended or modified by Capital and FCNB in writing, at any time before or after approval by the shareholders of Capital or FCNB, except that no amendment or modification after approval by the shareholders of Capital may reduce the value or change the form of consideration to be received by shareholders of Capital. Any term or condition of the Agreement may be waived at any time, in writing, by the party which, or the shareholders of which, is entitled to the benefit of such waived term or condition. FCNB and Capital have each waived certain provisions of the Agreement. See "The Merger -- Conditions to the Merger."

EFFECTIVENESS OF THE MERGER

     The Closing Date of the Merger shall take place within 15 days of the receipt of all required approvals and authorizations of government and regulatory authorities and the expiration of all applicable waiting periods, and the satisfaction or waiver of all conditions to the Merger. The Merger shall become effective upon the later of the filing of Articles of Merger with the Maryland Department of Assessments and Taxation or the date indicated in such Articles of Merger. It is expected that the Merger will become effective within one business day of the Closing.

SURRENDER OF CERTIFICATES

     Upon effectiveness of the Merger, certificates which formerly represented shares of Capital Common Stock will represent the number of shares of FCNB Common Stock into which shares shall have been converted, except that until exchanged for FCNB Common Stock certificates, the holders of Capital Common Stock certificates will not be entitled to receive dividends or other distributions or payments on FCNB Common Stock.

     Promptly following effectiveness of the Merger, FCNB or American Stock Transfer and Trust Company, FCNB's transfer agent (the "Exchange Agent"), will mail each Capital shareholder information regarding the exchange of his or her shares of Capital Common Stock including procedures to be followed in the event that a Capital Shareholder has lost his or her certificates. CAPITAL SHAREHOLDERS SHOULD NOT DELIVER CERTIFICATES REPRESENTING

CAPITAL COMMON STOCK TO CAPITAL, FCNB OR THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS, AND SHOULD NOT RETURN CERTIFICATES FOR CAPITAL
COMMON STOCK WITH THE ENCLOSED FORM OF PROXY. Upon surrender of certificates representing shares of Capital Common Stock, the Exchange Agent will issue to such shareholder one or more certificates representing the number of whole shares of FCNB Common Stock into which such shareholder's shares shall have been converted, together with a check representing payment, without interest, of cash in lieu of any fractional share of FCNB Common Stock to which such shareholder may be entitled, and, if appropriate, a check representing payment, without interest, of any dividend or other cash payment or distribution on such shareholder's shares of FCNB Common Stock which may have been withheld as a result of such shareholder's failure to earlier surrender his or her Capital share certificates for redemption.

     If any shareholder of Capital shall not have surrendered his or her certificates for exchange within two years of the effectiveness of the Merger, the shares to which such shareholder would be entitled may, at the option of FCNB, be sold and the proceeds of such sale, together with any cash in lieu of fractional shares and previously accrued dividends, held in a non-interest bearing account for such shareholder's benefit. Such shareholder's only right shall be to collect, without interest, and subject to applicable laws of escheat, such net proceeds, cash and accumulated dividends, upon surrender of his or her Capital Common Stock certificates.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Capital and FCNB have received an opinion from Kevin P. Kennedy, Esquire, special tax counsel to FCNB in respect of the Merger, as to certain federal income tax consequences of the Merger. The opinion provides that the Merger of Capital with and into FCNB pursuant to the Agreement will qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. The following is a description of the expected federal income tax consequences of the Merger to FCNB, Capital and the shareholders of Capital.

     No gain or loss will be recognized by Capital upon consummation of the Merger.

     No gain or loss will be recognized by FCNB upon the receipt of Capital assets in exchange for FCNB Common Stock, cash and the assumption of Capital's liabilities. The federal income tax basis of the assets of Capital in the hands of FCNB will be the same as the tax basis of such assets in the hands of Capital immediately prior to the effective time of the Merger. The holding period of the assets of Capital transferred to FCNB will include the period during which such assets were held by Capital prior to the effective time of the Merger.

     No gain or loss will be recognized by the shareholders of Capital on the receipt of shares of FCNB Common Stock pursuant to the Merger. The federal income tax basis of the shares of FCNB Common Stock received by a shareholder of Capital will be the same as the basis of the Capital Stock surrendered in exchange therefor. The holding period of the FCNB Common Stock received by a shareholder of Capital will be the same as the holding period of the Capital stock surrendered in exchange therefor provided the stock was held by the shareholder as a capital asset.

     Cash received by shareholders of Capital in lieu of fractional shares of FCNB Common Stock will be treated as received by such shareholders as distributions in redemption of such shares in full payment in exchange for the stock redeemed.

     No gain or loss will be recognized by holders of options to purchase Capital Common Stock which were granted pursuant to the Capital Option Plan solely as a result of the assumption by FCNB of such options.

     The opinion of Mr. Kennedy is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, there is no assurance that the IRS would not prevail in a judicial or administrative proceeding.

     As a result of the complexity of the tax laws and the impact of each shareholder's particular circumstances upon the tax consequences of the Merger, the information set forth above regarding the federal income tax consequences of the Merger is not intended to be individualized tax or legal advice to the shareholders of Capital. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX OR FINANCIAL COUNSEL AS TO THE SPECIFIC FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF THE MERGER, IF ANY, TO SUCH SHAREHOLDER.

     Holders of options to purchase Capital Common Stock whose options will be cancelled in exchange for shares of FCNB Common Stock may have special tax consequences. Such holders will be considered to have exercised their options. The tax consequences to the holders of such options will depend upon a number of factors, which will vary from holder to holder. The tax consequences could include (and with respect to any options which are "non-statutory options," will likely include) the recognition of personal service income. Personal service income is generally subject to taxation under the Federal Insurance Contributions Act ("FICA"), which includes both social security and Medicare taxes, in addition to Federal income taxation. HOLDERS OF OPTIONS TO PURCHASE CAPITAL COMMON STOCK WHO RECEIVE FCNB COMMON STOCK IN CANCELLATION OF THEIR OPTIONS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TA CONSEQUENCES TO THEM OF THE RECEIPT OF FCNB COMMON STOCK.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. The obligations of FCNB and the Bank to consummate the Merger is conditioned upon the receipt by FCNB of an opinion of its independent accountants or FCNB otherwise satisfying itself that the Merger can be accounted for as a pooling of interests, under generally accepted accounting principles, if consummated in accordance with the Agreement. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of the Bank and Capital will be combined at the Closing and carried forward at their previously recorded amounts. Income and other financial statements of FCNB issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of the Bank and Capital as if the Merger had taken place prior to the periods covered by such financial statements.

     In order for the Merger to qualify for pooling of interests accounting treatment, substantially all of the outstanding Capital Common Stock must be exchanged for FCNB Common Stock. In the event that any of the conditions to the pooling of interests method of accounting treatment are not satisfied, the Merger would not qualify for the pooling of interests method of accounting, and a condition to the consummation of the Merger would not be fulfilled. See "The Merger -- Conditions to the Merger."

     Under generally accepted accounting principles, the pooling of interests method records neither the acquiring of assets nor the obtaining of capital. Therefore, all costs incurred to effect a combination accounted for as a pooling of interests are expenses of the combined enterprise rather than additions to assets or reductions to shareholders' equity. Accordingly, the costs incurred in connection with the Merger will be charged to expense and deducted in determining the results of operations of the combined entity.

     Expenses of a pooling of interests typically include, but are not limited to, registration fees and expenses, proxy solicitation costs, legal and accounting fees, salaries and other expenses related to services of employees, and costs of combining operations of the previously separate companies. In connection with the Merger, additional accounting adjustments and accruals will be required to recognize the following specific one-time costs associated with the Merger. These adjustments and accruals will cause significant reductions to the combined entity's results of operations for the initial period following consummation of the Merger.

     Capital has an employment agreement with its President, and FCNB has entered into an agreement regarding the termination of that agreement. See "The Merger -- Certain Related Agreements and Interests of Certain Persons." This agreement provide for change in control payment upon a change in control of Capital, which will occur upon consummation of the Merger. This liability, which will be paid in accordance with the provisions of the employment termination agreement between Mr. Ashman, FCNB and the Bank, will be recognized through a charge to "salaries and employee benefits" of approximately $350 thousand. The after-tax effect of recognizing this liability will reduce the combined entity's results of operations by approximately $210 thousand in the initial period following consummation of the Merger.

     Additionally, Capital is obligated to pay Friedman, Billings, Ramsey & Company, Inc., a consulting fee following consummation of the Merger. This liability will be recognized through a charge to "other operating expenses" of approximately $485,000. The after-tax effect of recognizing this liability will reduce the combined entity's results of operations by approximately $315,000 in the initial period following consummation of the Merger.

CERTAIN RELATED AGREEMENTS AND INTERESTS OF CERTAIN PERSONS

     Support Agreement. As a condition to the obligation of FCNB and the Bank to consummate the Agreement, each of the directors of Capital has entered into an agreement with respect to the voting of shares of Capital Common Stock which they own or control in their individual capacities (the "Support Agreement"). Pursuant to the Support Agreement, the directors and executive officers of
Capital have agreed, subject to limited exceptions regarding Unsolicited Acquisition Proposals, they will vote an aggregate of 246,682 shares of Capital Common Stock which they possess the power to vote or direct the voting of, or approximately 24.68% of the total number of shares of Capital Common Stock outstanding, in favor of the Merger, and against any other merger, consolidation, share exchange, business combination or other extraordinary transaction involving Capital. See "The Merger -- Termination." See "The Capital Shareholder Meeting -- Purpose of the Capital Shareholder Meeting and Vote Required."

     Management and Operations of FCNB Following the Merger. Following effectiveness of the Merger, the officers and directors of FCNB and the Bank as of the effectiveness of the Merger will continue to serve as the officers and directors of FCNB and the Bank. It is anticipated that most of the employees of Capital other than the President of Capital will become employees of the Bank. FCNB has agreed that all employees of Capital who continue as employees of FCNB will be provided with benefits which, on the whole are substantially similar to those provided by FCNB to its similarly situated employees.

     Capital Option Plan. Capital maintains a stock option plan (the "Capital Option Plan"), which provides for the grant to employees, officers and directors, of options to purchase Capital Common Stock. As of the date hereof, options to acquire an aggregate of 70,100 shares of Capital Common Stock were outstanding, at a weighted exercise price of $11.05, including options to purchase 14,000 shares held by Mr. Ashman, with a weighted average exercise price of $8.64. All incentive options held by employees of Capital who will continue as employees of FCNB will be converted into options to acquire FCNB Common Stock. Options held by directors and non-continuing employees will be converted at the Effective Time into shares of FCNB Common Stock having a value equal to the excess of forty dollars ($40.00) over the exercise price, subject to limitation as discussed above. See "The Merger -- Consideration to be Received by Holders of Capital Common Stock." Holders of options to acquire Capital Common Stock will not be entitled to vote the shares underlying the options at the Capital Shareholder Meeting except to the extent that such options have been exercised prior to the Capital Record Date.

     Employment Termination Agreement. FCNB and Stephen Ashman, President of Capital have entered into an agreement regarding the payment of termination of Mr. Ashman's employment contract with Capital and the payment of the amounts to which he would be entitled thereunder. FCNB and Mr. Ashman have agreed that FCNB shall pay, or cause the Bank to pay, Mr. Ashman his base salary, at an annual rate of $175,000, for the remainder of 1998, (if the Effective Time is during 1998) at the Effective Time in a lump sum, and pay his remaining base salary for 1999, the final year of his existing employment agreement, in a lump sum at an annual rate of $185,000, during the first week of January 1999 or at the Effective Time, whichever is later. Mr. Ashman will also receive bonus compensation to which he would otherwise have been entitled of $141,000, payable in January 1999, and $50,000 payable in January 2000, and approximately $16,000, representing the cash value of certain benefits to which Mr. Ashman would have been entitled. Mr. Ashman will also receive, in January 2000, a change in control payment of $100,000 provided for by his existing employment contract, provided that Mr. Ashman shall not be entitled to receive the change in control payment if, prior to its payment, he materially breaches the Non-Compete.

     Non-Competition Agreements. As a condition to the obligation of FCNB and the Bank to consummate the Merger, each director of Capital has entered into an agreement restricting such director's ability to engage in activities in competition with FCNB and the Bank from the Effective Time at the Merger until June 30, 2000 (the "Non-Compete").

     The Non-Compete provides that from and after the Effective Time of the Merger until June 30, 2000 (the "Covenant Period"), subject to limited exceptions for certain existing and advisory relationships and similar prospective employee or officer relationships, the director shall not, directly or indirectly, engage or participate in the ownership, management, operation, control or financing of, or otherwise be connected with or have any interest in, whether as organizer, director, advisory director, officer, employee, consultant, partner, contractor, stockholder (other than as a holder of less than 3% of the capital stock of a financial institution reporting under the Securities Exchange Act of 1934), or otherwise, of any financial institution competitive with FCNB or the Bank which has a branch or loan production office (or in the case of financial institutions other than banking (including thrift) institutions, an office) in the District of Columbia, the counties of
Montgomery,   Prince  George's  and  Frederick  in  Maryland,  the  counties  of
Arlington, Fairfax and Loudoun in Virginia and the Cities of Fairfax and Alexandria in Virginia (the "Designated Area"), including but not limited to any entity engaged in, or which controls any entity engaged in, retail banking services, commercial banking services, deposit production, loan production or commercial lending services and mortgage banking services. The Non-Compete also contains provisions regarding the use and disclosure of confidential or other non-public information of FCNB and Capital, the solicitation of customers of Capital and the solicitation and hiring of employees of Capital during the Covenant Period.

     Indemnification of Directors. FCNB has acknowledged and agreed that all rights of indemnification, and all limitations on liability, which were applicable to Capital's directors, officers and employees under its Articles of Association, Bylaws or other governing documents, continue in full force and effect with respect to matters arising prior to the Effective Time, and that FCNB will honor such obligations to the extent the Bank, as successor to Capital, does not.

RESTRICTIONS ON RESALE OF FCNB COMMON STOCK BY CONTROLLING PERSONS

     The FCNB Common Stock issued in connection with the Merger will be freely transferable under the Securities Act of 1933 as amended (the "Securities Act"), except for shares issued to any Capital shareholders who may be deemed to be affiliates of Capital under Rule 145 promulgated pursuant to the Securities Act.

DISSENTERS' RIGHTS

     Under Section 214a of the National Bank Act, holders of Capital Common Stock will be entitled to dissent from the Merger and obtain payment in cash of the appraised fair value of such holder's shares of Capital Common Stock. Set forth below is a summary of the procedures which must be followed by holders of Capital Common Stock in order to perfect their dissenters' rights of appraisal. This summary is qualified in its entirety by reference to the text of Section 214a of the National Bank Act, attached hereto as Exhibit C and made a part hereof. Also included as a part of Exhibit C is a copy of Banking Circular 259 promulgated by the Comptroller, describing the methods used by the Comptroller to estimate the value of a bank's shares when requested to do so by a dissenting shareholder.

     In order to receive payment as a dissenting shareholder, a shareholder must
(i) either vote against the Merger or, at or prior to the Capital Shareholder Meeting, provide written notice of such shareholder's dissent to Capital; and
(ii) within thirty days of the consummation of the Merger, make a written demand for payment of the fair value of such shareholder's shares. The failure of any shareholder to vote against, or provide notice of dissent to, the Merger and to make a written demand for payment of fair value within the thirty days following consummation of the Merger will result in such shareholder being bound by the terms of the Merger, and such shareholder's shares of Capital Common

Stock will be converted into shares of FCNB Common Stock.

     The value of dissenting shares will be determined, as of the date of the meeting at which shareholders of Capital approve the Merger, by a committee of three appraisers, one selected by the holders of a majority of the dissenting shares, one selected by FCNB and the third selected by the other two appraisers. If the value determined is unsatisfactory to any dissenting shareholder, such shareholder may appeal to the Comptroller of the Currency, within five days of being notified of the value set by the appraisers, for a reappraisal, which shall be final and binding. If no appraisal is made within ninety days of the consummation of the Merger, the Comptroller shall, upon the written request of any interested party, make a final and binding appraisal.

     A dissenting shareholder has no rights with respect to his or her shares of Capital Common Stock or the shares of FCNB Common Stock into which such shares would have been converted, except the right to receive the payment of fair value upon the following of all procedures set forth above and surrender of such shareholder's certificates.

     The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by FCNB. Dissenting shareholders and FCNB each will bear their own expenses incurred in connection with all other aspects of the appraisal process.

     Shares acquired by FCNB from dissenting shareholders will be cancelled and returned to the status of authorized and unissued shares at their fair market value or sold by FCNB, in accordance with the determination of the FCNB Board, and as required by law.

     Exercise of dissenters' rights by holders of Capital Common Stock will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.

     Shareholders of FCNB will not be entitled to demand the payment in cash of the fair value of their shares of FCNB Common Stock.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The unaudited pro forma combined balance sheets and the unaudited pro forma combined statements of income of FCNB set forth below give effect, using the pooling of interests method of accounting, to the proposed Merger of Capital with and into the Bank based upon an exchange ratio of 1.6864 shares of FCNB Common Stock for each share of Capital Common Stock outstanding as of each respective period end. The unaudited pro forma balance sheets are presented as though the proposed Merger had occurred on June 30, 1998. The unaudited pro forma combined income statements are presented as though the proposed Merger had occurred on January 1, 1995.

     The unaudited pro forma financial information set forth below is for illustrative purposes only, and therefore is not necessarily indicative of the financial condition or results of operations of FCNB as they would have been had the proposed Merger occurred during the periods presented or as they may be in the future. The unaudited pro forma financial information set forth below is derived from and should be read in conjunction with the consolidated financial statements of FCNB, including the notes thereto, which are included in FCNB's Annual Report to Shareholders for the year ended December 31, 1997 and incorporated by reference herein, and the financial statements of Capital, including the notes thereto, which are included in Capital's Annual Report to Shareholders for the fiscal year ended December 31, 1997, and incorporated by reference herein.

     Under generally accepted accounting principles, all costs incurred to effect a combination accounted for as a pooling of interests are expenses of the combined enterprise and, accordingly, are charged to expense and deducted in determining the results of operations of the combined entity. Specific one-time costs associated with the Merger that will cause significant reductions to the combined entity's results of operations in the initial period following consummation of the Merger are discussed in the notes to the unaudited pro forma financial information. None of these specific one-time Merger costs are reflected in the pro forma financial information set forth below. See "The Merger -- Accounting Treatment."

FCNB CORP AND SUBSIDIARY
PRO FORMA COMBINED BALANCE SHEET (Unaudited)
JUNE 30, 1998

                                                                                      Pro Forma         Pro Forma
                                                   FCNB             Capital          Adjustments        Combined
                                                -----------       ------------       ------------      ------------
ASSETS                                                                (dollars in thousands)
Cash and due from banks                            $26,194             $5,738                              $31,932
Interest-bearing deposits in other banks               840                 --                                  840
Federal funds sold                                  25,187             25,400                               50,587
                                                -----------       ------------       ------------      ------------
        Cash and cash equivalents                   52,221             31,138                               83,359
                                                -----------       ------------       ------------      ------------
Loans held for sale                                  3,945                 --                                3,945
Investment securities held to maturity              38,294                 --                               38,294
Investment securities available for sale - at
fair value                                         280,847             28,495                              309,342
                                                -----------       ------------       ------------      ------------
Loans                                              587,067            106,236                              693,303
Less:   Allowance for credit losses                 (5,845)            (1,010)                              (6,855)
        Unearned income                                (45)              (279)                                (324)
                                                -----------       ------------       ------------      ------------
         Net loans                                  58,177            104,947                              686,124
                                                -----------       ------------       ------------      ------------
Bank premises and equipment                         23,178              1,244                               24,422
Other assets                                        41,984              1,348                               43,332
                                                -----------       ------------       ------------      ------------
        Total assets                            $1,021,646           $167,172                           $1,188,818
                                                ===========       ============       ============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits:
        Noninterest-bearing deposits               $95,500            $25,873                             $121,373
        Interest-bearing deposits                  586,070            109,370                              695,440
                                                -----------       ------------       ------------      ------------
         Total deposits                            681,570            135,243                              816,813
Short-term borrowings:
        Federal funds purchased and
        securities sold under agreements to
        repurchase                                  65,129             18,133                               83,262
        Other short-term borrowings                187,136                887                              188,023
Accrued interest and other liabilities               6,834              1,174              1,290  (a)        9,298
                                                -----------       ------------       ------------      ------------
        Total liabilities                          940,669            155,437              1,290         1,097,396
                                                -----------       ------------       ------------      ------------
SHAREHOLDERS' EQUITY
Common Stock                                         5,915              5,998             (4,733) (b)        7,180
Capital surplus                                     43,445              2,833              4,733  (b)       51,011
Retained earnings                                   27,506              2,882             (1,290) (a)       29,098
Accumulated other comprehensive income               4,111                 22                                4,133
                                                -----------       ------------       ------------      ------------
        Total shareholders' equity                  80,977             11,735             (1,290)           91,422
                                                -----------       ------------       ------------      ------------
        Total liabilities and shareholders'
        equity                                  $1,021,646           $167,172        $        --         1,188,818
----------------------------------------------- ===========       ============       ============      ============

The pro forma combined balance sheet has not been adjusted to reflect any of the improvements in operating efficiencies that FCNB anticipates may occur in the future due to the Merger.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited) FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                                                                                        Pro Forma
                                                                        FCNB            Capital         Combined
                                                                      ----------       ----------      ------------
                                                                        (dollars in thousands, except per share amounts)
   Interest income:
          Interest and fees on loans                                    $25,765           $4,951           $30,716
          Interest and dividends on investment securities:
            Taxable                                                       7,628              830             8,458
            Tax exempt                                                      145               --               145
            Dividends                                                       473               --               473
          Interest on federal funds sold                                    224              527               751
          Other interest income                                              30               --                30
                                                                      ----------       ----------      ------------
            Total interest income                                        34,265            6,308            40,573
                                                                      ----------       ----------      ------------
   Interest expense:
          Interest on deposits                                           11,642            2,281            13,923
          Interest on federal funds purchased and securities sold
            under agreements to repurchase                                1,174              407             1,581
          Interest on other short-term borrowings                         4,679               17             4,696
                                                                      ----------       ----------      ------------
            Total interest expense                                       17,495            2,705            20,200
                                                                      ----------       ----------      ------------
   Net interest income                                                   16,770            3,603            20,373
   Provision for credit losses                                              450              120               570
                                                                      ----------       ----------      ------------
   Net interest income after provision for credit losses                 16,320            3,483            19,803
                                                                      ----------       ----------      ------------
   Noninterest income:
          Service fees                                                    1,542              306             1,848
          Net securities gains                                              313               --               313
          Gain on sale of loans                                             332               --               332
          Other operating income                                          1,616              139             1,755
                                                                      ----------       ----------      ------------
            Total noninterest income                                      3,803              445             4,248
                                                                      ----------       ----------      ------------
   Noninterest expenses:
          Salaries and employee benefits                                  7,184            1,296             8,480
          Occupancy expenses                                              1,292              387             1,679
          Equipment expenses                                              1,215              134             1,349
          Merger related expenses                                            53               --                53
          Other operating expenses                                        3,365              763             4,128
                                                                      ----------       ----------      ------------
            Total noninterest expenses                                   13,109            2,580            15,689
                                                                      ----------       ----------      ------------
   Income before provision for income taxes                               7,014            1,348             8,362
   Income tax expense                                                     2,214              526             2,740
                                                                      ----------       ----------      ------------
   Net income                                                             4,800              822             5,622
                                                                      ----------       ----------      ------------
   Other comprehensive net income, net of tax:
          Unrealized  gains (losses) on securities:
          Unrealized holding gains (losses) arising during period           889              (8)               881
          Less: reclassification adjustment for gains (losses)
          included in net income, net of taxes of $119, $-- and
          $119, respectively                                                194               --               194
                                                                      ----------       ----------      ------------
   Other comprehensive net income                                           695              (8)               687
                                                                      ----------       ----------      ------------
   Comprehensive income                                                  $5,495             $814            $6,309
                                                                      ==========       ==========      ============
   Net income - before merger related expenses                           $4,834             $822            $5,656
                                                                      ==========       ==========      ============
   Basic earnings per share(1)                                            $0.61            $0.83             $0.59
   Diluted earnings per share(1)                                          $0.61            $0.82             $0.58
   Basic earnings per share - before merger related expenses(1)           $0.61            $0.83             $0.59
   Diluted earnings per share  - before merger related expenses(1)        $0.61            $0.82             $0.59
   Basic weighted average number of shares outstanding(1)             7,886,671          984,577         9,547,061
   Diluted weighted average number of shares outstanding(1)           7,921,303        1,003,041         9,612,831
   ------------------------------------------------------------------

(1) Adjusted to reflect the Stock Split.

The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that FCNB anticipates may occur in the future due to the Merger.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited) FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                                                                         Pro Forma
                                                                       FCNB             Capital          Combined
                                                                    -----------       ------------      ------------
 Interest income:                                                       (dollars in thousands, except per share amounts)
         Interest and fees on loans                                    $23,181             $4,459           $27,640
         Interest and dividends on investment securities:
           Taxable                                                       6,206                710             6,916
           Tax exempt                                                      184                 --               184
           Dividends                                                       290                 --               290
         Interest on federal funds sold                                    249                273               522
         Other interest income                                              71                 --                71
                                                                    -----------       ------------      ------------
           Total interest income                                        30,181              5,442            35,623
                                                                    -----------       ------------      ------------
 Interest expense:
         Interest on deposits                                           10,748              1,837            12,585
         Interest on federal funds purchased and securities sold
           under agreements to repurchase                                1,221                301             1,522
         Interest on other short-term borrowings                         2,373                 15             2,388
                                                                    -----------       ------------      ------------
           Total interest expense                                       14,342              2,153            16,495
                                                                    -----------       ------------      ------------
 Net interest income                                                    15,839              3,289            19,128
 Provision for credit losses                                               462                 95               557
                                                                    -----------       ------------      ------------
 Net interest income after provision for credit losses                  15,377              3,194            18,571
                                                                    -----------       ------------      ------------
 Noninterest income:
         Service fees                                                    1,342                236             1,578
         Net securities gains                                              144                  2               146
         Gain on sale of loans                                             236                 --               236
         Other operating income                                          1,023                132             1,155
                                                                    -----------       ------------      ------------
           Total noninterest income                                      2,745                370             3,115
                                                                    -----------       ------------      ------------
 Noninterest expense:
         Salaries and employee benefits                                  6,237              1,208             7,445
         Occupancy expenses                                              1,144                415             1,559
         Equipment expenses                                              1,001                140             1,141
         Merger related expenses                                           460                 --               460
         Other operating expenses                                        3,240                800             4,040
                                                                    -----------       ------------      ------------
           Total noninterest expenses                                   12,082              2,563            14,645
                                                                    -----------       ------------      ------------
 Income before provision for income taxes                                6,040              1,001             7,041
 Income tax expense                                                      1,983                400             2,383
                                                                    -----------       ------------      ------------
 Net Income                                                              4,057                601             4,658
                                                                    -----------       ------------      ------------
 Other comprehensive net income, net of tax:
         Unrealized  gains  (losses) on securities:
         Unrealized holding gains (losses) arising during period           773               (41)               732
         Less: reclassification adjustment for gains (losses)
         included in net income, net of taxes of $54, $1 and $55,
         respectively                                                       90                  1                91
                                                                    -----------       ------------      ------------
 Other comprehensive net income                                            683               (42)               641
                                                                    -----------       ------------      ------------
 Comprehensive income                                                   $4,740               $559            $5,299
                                                                    ===========       ============      ============
 Net income - before merger related expenses                            $4,342               $601            $4,943
                                                                    ===========       ============      ============
 Basic earnings per share(1)                                             $0.52              $0.62             $0.49
 Diluted earnings per share(1)                                           $0.52              $0.61             $0.49
 Basic earnings per share - before merger related expenses(1)            $0.55              $0.62             $0.52
 Diluted earnings per share - before merger related expenses(1)          $0.55              $0.61             $0.52
 Basic weighted average number of shares outstanding(1)              7,862,624            971,706         9,501,309
 Diluted weighted average number of shares outstanding(1)            7,877,009            992,443         9,550,665
 ------------------------------------------------------------------


(1) Adjusted to reflect the Stock Split.

The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that FCNB anticipates may occur in the future due to the Merger.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited) FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                          Pro Forma
                                                                        FCNB             Capital          Combined
                                                                      ----------       ------------      ------------
Interest income:                                                         (dollars in thousands, except per share amounts)
         Interest and fees on loans                                     $48,562             $9,166           $57,728
         Interest and dividends on investment securities:
           Taxable                                                       13,181              1,463            14,644
           Tax exempt                                                       341                  -               341
           Dividends                                                        618                  -               618
         Interest on federal funds sold                                     389                807             1,196
         Other interest income                                              100                  -               100
                                                                      ----------       ------------      ------------
           Total interest income                                         63,191             11,436            74,627
                                                                      ----------       ------------      ------------
Interest expense:
         Interest on deposits                                            22,143              4,068            26,211
         Interest on federal funds purchased and securities sold
           under agreements to repurchase                                 2,819                609             3,428
         Interest on other short-term borrowings                          6,050                 32             6,082
                                                                      ----------       ------------      ------------
           Total interest expense                                        31,012              4,709            35,721
                                                                      ----------       ------------      ------------
Net interest income                                                      32,179              6,727            38,906
Provision for credit losses                                               1,329                195             1,524
                                                                      ----------       ------------      ------------
Net interest income after provision for credit losses                    30,850              6,532            37,382
                                                                      ----------       ------------      ------------
Noninterest income:
         Service fees                                                     2,855                548             3,403
         Net securities gains                                               580                  -               580
         Gain on sale of loans                                              407                  -               407
         Other operating income                                           2,278                298             2,576
                                                                      ----------       ------------      ------------
           Total noninterest income                                       6,120                846             6,966
                                                                      ----------       ------------      ------------
Noninterest expense:
         Salaries and employee benefits                                  12,745              2,471            15,216
         Occupancy expenses                                               2,463                807             3,270
         Equipment expenses                                               2,027                282             2,309
         Merger related expenses                                            460                  -               460
         Other operating expenses                                         6,254              1,784             8,038
                                                                      ----------       ------------      ------------
           Total noninterest expenses                                    23,949              5,344            29,293
                                                                      ----------       ------------      ------------
Income before provision for income taxes                                 13,021              2,034            15,055
Income tax expense                                                        4,218                811             5,029
                                                                      ----------       ------------      ------------
Net Income                                                                8,803              1,223            10,026
                                                                      ----------       ------------      ------------
Other comprehensive net income, net of tax:
         Unrealized  gains  (losses) on securities:
         Unrealized holding gains (losses) arising during period          3,268               (15)             3,253
         Less: reclassification adjustment for gains (losses)
         included in net income, net of taxes of $224                       356                  -               356
                                                                      ----------       ------------      ------------
Other comprehensive net income                                            2,912               (15)            $2,897
                                                                      ----------       ------------      ------------
Comprehensive income                                                    $11,715             $1,208           $12,923
                                                                      ==========       ============      ============
Net income - before merger related expenses                              $9,088             $1,223           $10,311
                                                                      ==========       ============      ============
Basic earnings per share(1)                                               $1.12              $1.26             $1.05
Diluted earnings per share(1)                                             $1.12              $1.22             $1.05
Basic earnings per share - before merger related expenses(1)              $1.15              $1.26             $1.08
Diluted earnings per share - before merger related expenses(1)            $1.15              $1.22             $1.08
Basic weighted average number of shares outstanding(1)                7,871,824            972,360         9,511,612
Diluted weighted average number of shares outstanding(1)              7,891,428            999,493         9,576,973
---------------------------------------------------------------------


(1) Adjusted to reflect the Stock Split.

The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that FCNB anticipates may occur in the future due to the Merger.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited) FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                   Pro Forma
                                                                  FCNB            Capital           Combined
                                                               -----------      -------------      -----------
        Interest income:                                          (dollars in thousands, except per share amounts)
           Interest and fees on loans                             $42,948             $7,284          $50,232
           Interest and dividends on investment securities:
             Taxable                                                9,728              1,316           11,044
             Tax exempt                                               505                  -              505
             Dividends                                                539                  -              539
           Interest on federal funds sold                             759                504            1,263
           Other interest income                                      174                  -              174
                                                               -----------      -------------      -----------
             Total interest income                                 54,653              9,104           63,757
                                                               -----------      -------------      -----------
        Interest expense:
           Interest on deposits                                    20,549              3,007           23,556
           Interest on federal funds purchased and
           securities sold under agreement to repurchase            1,357                527            1,884
           Interest on other short-term borrowings                  2,762                 21            2,783
           Interest on long-term debt                                 346                  -              346
                                                               -----------      -------------      -----------
             Total interest expense                                25,014              3,555           28,569
                                                               -----------      -------------      -----------
        Net interest income                                        29,639              5,549           35,188
        Provision for credit losses                                   318                 90              408
                                                               -----------      -------------      -----------
        Net interest income after provision for credit losses      29,321              5,459           34,780
                                                               -----------      -------------      -----------
        Noninterest income:
           Service fees                                             2,454                477            2,931
           Net securities gains                                       193                  -              193
           Gain on sale of loans                                      305                  -              305
           Other operating income                                   1,309                254            1,563
                                                               -----------      -------------      -----------
             Total noninterest income                               4,261                731            4,992
                                                               -----------      -------------      -----------
        Noninterest expense:
           Salaries and employee benefits                          11,621              2,297           13,918
           Occupancy expenses                                       2,419                752            3,171
           Equipment expenses                                       1,599                245            1,844
           Merger related expenses                                  2,865                  -            2,865
           Other operating expenses                                 5,966              1,374            7,340
                                                               -----------      -------------      -----------
             Total noninterest expenses                            24,470              4,668           29,138
                                                               -----------      -------------      -----------
        Income before provision for income taxes                    9,112              1,522           10,634
        Income tax expense                                          3,245                591            3,836
                                                               -----------      -------------      -----------
        Net Income                                                  5,867                931            6,798
                                                               -----------      -------------      -----------
        Other comprehensive net income, net of tax:
           Unrealized gains (losses) on securities:
           Unrealized holding gains (losses) arising during
           period                                                      92                  -               92
           Less: reclassification adjustment for gains
           (losses) included in net income, net of taxes of $75       118                  -              118
                                                                -----------      -------------      -----------
        Other comprehensive net income                                (26)                 -              (26)
                                                               -----------      -------------      -----------
        Comprehensive income                                       $5,841               $931           $6,772
                                                               ===========      =============      ===========
        Net income - before merger related expenses                $7,778               $931           $8,709
                                                               ===========      =============      ===========
        Basic earnings per share(1)                                 $0.74              $0.97            $0.71
        Diluted earnings per share(1)                               $0.74              $0.96            $0.71
        Basic earnings per share - before merger related
        expenses(1)                                                 $0.99              $0.97            $0.92
        Diluted earnings per share - before merger related
        expenses(1)                                                 $0.99              $0.96            $0.91
        Basic weighted average number of shares
        outstanding(1)                                          7,893,303            960,200        9,512,584
        Diluted weighted average number of shares
        outstanding(1)                                          7,911,215            969,897        9,546,849
        ------------------------------------------------------


(1) Adjusted to reflect the Stock Split.

The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that FCNB anticipates may occur in the future due to the Merger.

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited) FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                   Pro Forma
                                                                  FCNB            Capital           Combined
                                                               -----------      -------------      -----------
                                                                  (dollars in thousands, except per share amounts)
        Interest income:
           Interest and fees on loans                             $39,341             $5,692          $45,033
           Interest and dividends on investment securities:
             Taxable                                                9,292              1,052           10,344
             Tax exempt                                             1,211                  -            1,211
             Dividends                                                414                  -              414
           Interest on federal funds sold                             457                543            1,000
           Other interest income                                      411                  -              411
                                                               -----------      -------------      -----------
             Total interest income                                 51,126              7,287           58,413
                                                               -----------      -------------      -----------
        Interest expense:
           Interest on deposits                                    19,361              2,404           21,765
           Interest on federal funds purchased and
           securities sold                                          1,122                380            1,502
             under agreements to repurchase
           Interest on other short-term borrowings                  1,882                 33            1,915
           Interest on long-term debt                                 394                  -              394
                                                               -----------      -------------      -----------
             Total interest expense                                22,759              2,817           25,576
                                                               -----------      -------------      -----------
        Net interest income                                        28,367              4,470           32,837
        Provision for credit losses                                   710                370            1,080
                                                               -----------      -------------      -----------
        Net interest income after provision for credit losses      27,657              4,100           31,757
                                                               -----------      -------------      -----------
        Noninterest income:
           Service fees                                             2,104                512            2,616
           Net securities gains                                       123                  -              123
           Gain on sale of loans                                      315                  -              315
           Other operating income                                   1,376                264            1,640
                                                               -----------      -------------      -----------
             Total noninterest income                               3,918                776            4,694
                                                               -----------      -------------      -----------
        Noninterest expense:
           Salaries and employee benefits                          11,193              2,126           13,319
           Occupancy expenses                                       1,683                708            2,391
           Equipment expenses                                       1,438                172            1,610
           Merger related expenses                                    303                  -              303
           Other operating expenses                                 6,072              1,299            7,371
                                                               -----------      -------------      -----------
             Total noninterest expenses                            20,689              4,305           24,994
                                                               -----------      -------------      -----------
        Income before provision for income taxes                   10,886                571           11,457
        Income tax expense                                          3,888              (705)            3,183
                                                               -----------      -------------      -----------
        Net Income                                                  6,998              1,276            8,274
                                                               -----------      -------------      -----------
        Other comprehensive net income, net of tax:
           Unrealized gains (losses) on securities:
           Unrealized holding gains (losses) arising during
           period                                                   2,755                195            2,950
           Less: reclassification adjustment for gains
           (losses)                                                    75                  -               75
           included in net income, net of taxes of $48
                                                               -----------      -------------      -----------
        Other comprehensive net income                              2,680                195            2,875
                                                               -----------      -------------      -----------
        Comprehensive income                                       $9,678             $1,471          $11,149
                                                               ===========      =============      ===========
        Net income - before merger related expenses                $7,301             $1,276           $8,577
                                                               ===========      =============      ===========
        Basic earnings per share(1)                                 $0.89              $1.42            $0.88
        Diluted earnings per share(1)                               $0.89              $1.42            $0.88
        Basic earnings per share - before merger related            $0.93              $1.42            $0.92
        expenses(1)
        Diluted earnings per share - before merger related          $0.93              $1.42            $0.91
        expenses(1)
        Basic weighted average number of shares                 7,841,505            896,881        9,354,005
        outstanding(1)
        Diluted weighted average number of shares               7,861,071            900,185        9,379,143
        outstanding(1)
        ------------------------------------------------------

(1) Adjusted to reflect the Stock Split.

The pro forma combined statement of income has not been adjusted to reflect any of the improvements in operating efficiencies that FCNB anticipates may occur in the future due to the Merger.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) Represents the estimated Merger costs that will be incurred by FCNB and Capital. These costs are not reflected in the Pro Forma Combined Statements of Income since these items do not have a continuing impact on FCNB following the Merger. The following table summarizes the financial impact of the additional accruals as reflected in the Pro Forma Combined Balance Sheet (in thousands):

Merger-Related Costs:

        Compensation (severance and related costs)                 $    650
        Transaction costs (including investment bankers,
         attorneys and accountants)                                     600

        Data processing contract termination                            200

        Miscellaneous expenses                                          300
                                                                   ---------
         Total Merger-related costs                                   1,750

         Income tax effect                                              460
                                                                   ---------
         Net after tax adjustments                                 $  1,290
                                                                   =========

         The above estimated Merger-related costs that will be incurred by FCNB and Capital include expenses that are estimated to be incurred from the transaction. Compensation costs include estimated severance to Capital employees and other related expenses as a result of merging administrative staff.

(b) Represents the redemption of Capital's outstanding $6.00 per common share par value, totalling $6.00 million, the issuance of FCNB's $1.00 per common share par value, totalling $1.27 million, based on the assumed 1.6864 conversion ratio, and the net effect on capital surplus.

(c) Pro Forma Combined FCNB and Capital basic and diluted per Common Share data have been determined based upon (i) the combined historical net income of FCNB and Capital and (ii) the combined historic weighted average common equivalent shares of FCNB and Capital. For purposes of this determination, Capital's historical weighted average common shares outstanding were increased to reflect the assumed 1.6864 conversion ratio in the merger.

                                    FCNB CORP

     Financial and other information relating to FCNB is set forth in FCNB's Annual Report to Shareholders for the year ended December 31, 1997, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, incorporated by reference herein. Additional financial and other information relating to FCNB, including information relating to FCNB's directors and executive officers, is included in FCNB's Annual Report on Form 10-K, and FCNB's Proxy Statement relating to its Annual Meeting of Shareholders held on April 21, 1998, copies of which may be obtained without cost from FCNB. See "Available Information."

HISTORY AND BUSINESS

     FCNB was organized in 1986 to serve as the holding company for the Bank, its principal operating subsidiary. The Bank, which was originally chartered in 1818, was converted from a national bank charter to a Maryland commercial bank in 1993, and is engaged in a general commercial and consumer banking business, serving individuals and businesses in Frederick, Anne Arundel, Baltimore, Carroll, Howard, Montgomery and Prince George's counties in Maryland. The Bank is the sixth largest commercial banking institution headquartered in Maryland. At June 30, 1998, FCNB had assets of approximately $1.02 billion, total deposits of approximately $681.57 million, and total shareholders' equity of approximately $80.97 million. The principal executive office of FCNB is located at 7200 FCNB Court, Frederick, Maryland 21703, and its telephone number is (301) 662-2191.

     Over the past five years, FCNB has achieved significant growth in assets. From 1993 to 1997, FCNB's assets grew at an 11.1% compound annual growth rate, and increased by $104 million, or 11.3% in the first six months of 1998. FCNB has achieved its growth both internally and through acquisition. In addition to the pending Merger, FCNB has completed three whole bank acquisitions since 1995, consummating the acquisition of Elkridge Bank (March 1995), Laurel Federal Savings Bank (January 1996) and Odenton Federal Savings and Loan Association (April 1996), as well as a number of branch transactions, including most recently the acquisition of seven branches, holding approximately $44.8 million in deposits as of June 26, 1998, from two subsidiaries of First Virginia Banks, Inc. FCNB has also had a history of earnings growth. Net income (before extraordinary charges and merger related expenses) grew at a compound annual growth rate of 7.2% from 1993 to 1997. For the five year period from 1993 to 1997, FCNB's average annual return on average assets (before merger-related expenses) was 1.15%. The annualized return on average equity and the annualized return on average assets for the six months ended June 30, 1998 were 12.31% and 1.05%, respectively.

     FCNB routinely explores opportunities for additional growth and expansion of its core banking business and related activities, including the acquisition of companies engaged in banking or other related activities, and internally generated growth. There can be no assurance, however, that FCNB will be able to grow, or if it does, that any such growth or expansion will result in an increase in FCNB's earnings, dividends, book value or market value of its securities.

DESCRIPTION OF FCNB CAPITAL STOCK

     FCNB is authorized to issue an aggregate of twenty-one million (21,000,000) shares of capital stock, of which twenty million (20,000,000) is common stock, par value $1.00 per share, and one million (1,000,000) is undesignated preferred stock. As of ____________________, 1998 there were _________________ shares of
FCNB Common Stock outstanding, held of record by approximately _____________ shareholders, and options to purchase ____________ shares of FCNB Common Stock were issued and outstanding. No shares of preferred stock were outstanding as of that date.

     FCNB Common Stock. Each share of FCNB Common Stock is entitled to one noncumulative vote on all matters to be submitted to a vote of shareholders. The holders of FCNB Common Stock are not entitled to any preemptive or preferential right to acquire any shares of any class of capital stock or other securities of FCNB, except as the FCNB Board may expressly provide in connection with any offering of capital stock or other securities. Holders of FCNB Common Stock are entitled to receive dividends as and when declared by the FCNB Board.

     FCNB maintains a Dividend Reinvestment and Stock Purchase Plan (the "DRI Plan") providing for the purchase of additional shares of FCNB Common Stock by reinvestment of cash dividends paid on outstanding shares of FCNB Common Stock and/or by optional direct cash payments by shareholders. Shares purchased under the Plan with reinvested cash dividends and optional cash payments can be acquired at 97% of current market prices. No commissions or other fees are charged. Optional cash payments pursuant to the DRI Plan are limited to $2,500 for any shareholder in each calendar quarter. The DRI Plan allows FCNB, at its election, to use shares purchased in the open market, or authorized but unissued shares, to satisfy demand under the plan.

     Upon liquidation, dissolution or winding up of FCNB, the holders of FCNB Common Stock would be entitled to ratably receive all of the assets of FCNB available for distribution after payment of all debts and liabilities of FCNB, subject to the rights, if any, of the holders of any class of preferred stock which may be issued with a priority in liquidation or dissolution over the holders of FCNB Common Stock.

     Preferred Stock. The FCNB Board may, from time to time, by action of a majority of the Board of Directors, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. As of the date hereof, no shares of preferred stock are outstanding.

MARKET FOR FCNB COMMON STOCK AND DIVIDENDS

     Market for Common Stock. FCNB Common Stock is listed for quotation on Nasdaq under the symbol "FCNB." Eight brokerage firms, Ferris, Baker, Watts & Co., Legg Mason Wood Walker, Inc., Ryan, Beck & Co., Wheat First Securities, Inc. Sandler O'Neill & Partners, L.P., Janney Montgomery Scott, Inc., F.J. Morrisey & Co., Inc., and Herzog, Heine, Geduld, Inc., currently offer to make a market in FCNB Common Stock on a regular basis.

     Dividends. Holders of FCNB Common Stock are entitled to receive dividends as and when declared by the FCNB Board. Historically, FCNB has paid quarterly cash dividends on or about January 31, April 30, July 31, and October 31 of each year. Funds for the payment of dividends will, for the foreseeable future, be obtained from dividends paid to FCNB by the Bank, which dividends are subject to statutory limitations.

     In addition, FCNB and its banking subsidiary are subject to capital ratio requirements imposed by the Federal Reserve. The effect of the payment of dividends on FCNB's or its subsidiary's capital ratios may be a factor in the determination of the FCNB Board, or the ability of FCNB, to pay dividends. To the extent that such ratios are inadequate for regulatory purposes or would be if dividends were paid by its banking subsidiaries to FCNB, or by FCNB to its shareholders, FCNB's banking subsidiaries or FCNB, as applicable, would be precluded from paying dividends. Although the management of FCNB believes that sufficient funds for the payment of dividends will be available, there can be no assurance that funds for the payment of dividends will continue to be available in sufficient amounts to pay dividends in accordance with FCNB's past practice, or even if available, that the FCNB Board will elect to expend resources in the payment of dividends, as opposed to retaining earnings to fund growth or expansion, or for other corporate purposes.

     Set forth below are the high and low prices for FCNB Common Stock for each quarter since January 1, 1996, as well as the amount of cash dividends declared in each quarter. [Adjust for Stock Split]

     Quarter Ended          High(1)       Low(1)      Dividends Declared(1)
     -------------          -------       ------      ---------------------

March 31, 1998              $24.38        $20.81             $0.128
June 30, 1998               $24.94        $23.44             $0.135

March 31, 1997              $15.34        $13.64             $0.102
June 30, 1997               $15.00        $13.64             $0.102
September 30, 1997          $23.87        $13.98             $0.109
December 31, 1997           $23.69        $20.80             $0.116

March 31, 1996              $15.00        $12.11             $0.082
June 30, 1996               $13.30        $11.76             $0.095
September 30, 1996          $13.64        $11.59             $0.095
December 31, 1996           $14.15        $13.13             $0.095

(1) Adjusted to reflect the Stock Split.

RECENT DEVELOPMENTS

     On July 20, 1998 FCNB raised $40.25 million in capital (before expenses and commissions) through the public issuance of 1,610,000 8.25% Trust Preferred Securities by its subsidiary FCNB Capital Trust, a Delaware business trust organized for the purpose of issuing the Preferred Securities. In connection with the issuance of the Preferred Securities, FCNB issued $40.25 million of its 8.25% subordinated debentures, due July 31, 2028, to FCNB Capital Trust.

           COMPARISON OF SHAREHOLDER RIGHTS AND CERTAIN PROVISIONS OF
                      THE ARTICLES OF INCORPORATION OF FCNB

     Following effectiveness of the Merger of Capital with and into the Bank, the former holders of Capital Common Stock will become holders of FCNB Common Stock, and the rights of such holders will be determined by reference to the Maryland General Corporation Law (the "MGCL"), the Restated Articles of Incorporation ("Articles") and Bylaws of FCNB, rather than the National Bank Act, the regulations of the Comptroller, the Articles of Association, as amended ("Articles"), and Bylaws of Capital.

     Authorized Shares. The Articles of FCNB authorize the FCNB Board to issue, without further authorization by shareholders, up to twenty million (20,000,000) shares of FCNB Common Stock, and one million (1,000,000) shares of preferred stock having such rights as the Board in its discretion may determine. See "Description of FCNB Capital Stock." Capital's Articles authorize the issuance of two million (2,000,000) shares of Capital Common Stock. Capital's Articles do not authorize a class of preferred stock. The existence of a class of authorized, undesignated preferred stock could have the effect of discouraging or rendering more difficult an attempted takeover of FCNB, or, alternatively, of facilitating a negotiated acquisition. The availability of additional shares of capital stock for issuance could have the effect of diluting the ownership interest of holders of FCNB Common Stock.

     Voting Rights. The holders of FCNB Common Stock are entitled to one vote per share on all matters submitted for a vote of shareholders, and are not permitted to cumulate votes in the election of directors. The undesignated preferred shares authorized by FCNB's Articles could be issued with such voting rights as the FCNB Board of Directors. The holders of Capital Common Stock are entitled to cumulate votes in the election of directors upon ten days notice, and are entitled to one vote per share on each other matter submitted for a vote of shareholders.

     Directors. The Articles and the Bylaws of FCNB call for a Board of Directors of between three and fifteen directors, with the exact number to be determined by the resolution of the Board of Directors. Currently, as a result there are fourteen directors which are divided into one class of four directors, and two classes of five directors. At each annual meeting, one class is elected for a three year term and until their successors shall have been duly elected and qualified. The Articles and Bylaws of Capital call for a Board of Directors of between five and twenty-five directors, with the exact number to be determined by resolution of the Board of Directors the full board is elected for a one year term or by the shareholders, provided that the Board may not increase the size of the Board by more than two if the number of directors most recently elected by shareholders is fifteen or less, or by more than four if greater than
15. Currently there are nine. In determining the rights of any class or series of preferred stock which may in the future be issued, the Board of Directors of FCNB may provide that any such class or series is entitled to elect one or more directors separately from the holders of other classes of capital stock.

     The Articles of FCNB provide that directors may be removed at any time, but only for cause and upon the vote of the holders of eighty percent (80%) or more of the total number of votes entitled to be cast generally in the election of directors. The provision regarding the removal of directors may be amended only upon the vote of holders of eighty percent (80%) of all votes entitled to be cast in the election of directors. The Bylaws of Capital provide that neither the Board of Directors nor the shareholders may remove a director without cause, and further provide that shareholders may remove a director only with a vote of two-thirds of the outstanding shares.

     Special Meetings. Special meetings of the shareholders of FCNB may be called by the Chairman of the Board, President or a majority of the Board of Directors, or by the request of the holders of at least twenty five percent (25%) of the votes entitled to be cast at the meeting. FCNB's Bylaws provide that if any matter to be acted upon at the meeting is substantially the same as a matter voted upon at any special meeting of shareholders held during the preceding twelve months, the holders of at least fifty percent (50%) of the votes entitled to be cast at the meeting must request the meeting with respect to such matter. Additionally, shareholders of FCNB requesting a special meeting must pay the reasonably estimated costs of preparing and mailing a notice of such meeting prior to issuance of a notice for the meeting. Special meetings of the shareholders of Capital may be called for any legitimate purpose by the Board of

Directors or three or more shareholders owning in the aggregate at least twenty five percent of the Capital Common Stock, provided that shareholders calling a special meeting must, under Capital's Bylaws, provide at least 60 days notice to Capital, and provide certain information regarding the persons calling the meeting, and the shareholders to be solicited. The conduct of business at special meetings of both FCNB and Capital is limited to the matters set forth in the notice.

     Amendment of Articles. Except where applicable law or the Articles of FCNB provide otherwise, the Articles of FCNB may be amended by the affirmative vote of two-thirds of the votes entitled to be cast thereon. The provision of the FCNB Articles relating to removal of directors may be amended only upon the vote of the holders of eighty percent (80%) of the votes entitled to be cast in the election of directors, voting as a single class. Except to the extent a greater vote is required by law, Capital's Articles may be amended by a vote of a majority of the outstanding Capital Common Stock. The National Bank Act requires the vote of two-thirds of the outstanding Capital stock to approve an amendment, inter alia, to increase or decrease the authorized capital stock of Capital.

     Consideration of Business Combinations. The Articles of FCNB provide that where the Board of Directors evaluates any actual or proposed transaction which would or may involve a change in control of FCNB, the Board of Directors shall, in connection with the exercise of its business judgement in determining what is in the best interests of FCNB and its shareholders and in making any recommendation to its shareholders, give due consideration to all relevant factors, including, but not limited to the economic effect, both immediate and long term, upon FCNB's shareholders, if any, not to participate in the transaction; the social and economic effect on the employees, depositors and customers of, and others dealing with, FCNB and its subsidiaries and on the communities in which FCNB and its subsidiaries operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of FCNB; whether a more favorable price could be obtained for the FCNB Common Stock or other securities in the future; the reputation and business practices of the offeror and its management and affiliates as they would affect the employees of FCNB and its subsidiaries; the future value of the stock or other securities of FCNB; and any antitrust or other legal and regulatory issues that are raised by the proposal. If the Board of Directors determines that any such transaction should be rejected, it may take any lawful action to defeat such transaction. The Articles and Bylaws of Capital do not contain any comparable provisions.

     Advance Written Notice of Shareholder Proposals and Nominations. The Articles of FCNB provide that any shareholder entitled to vote at a meeting of shareholders who desires to nominate any person for election as director of FCNB or who desires to bring up any new business at the meeting, but who does not seek to have such nomination or proposal included in the proxy materials prepared by FCNB, give at least 30 days, but not more than 60 days, written notice to FCNB of such nomination or business. Where less than 31 days notice of the meeting was given to shareholders by FCNB, notice must be given by the shareholder within 10 days of the date on which the meeting was announced to shareholders. If notice by the shareholder is not given in proper form and in a timely manner, the matter will be laid over until the next meeting of shareholders held more than 30 days following the meeting at which the nomination or proposal, was made. The Articles and Bylaws of Capital require at least 14 days but not more than 50 days notice of any shareholder nomination for election as a director, provided that if less than 21 days notice of the meeting at which the election of directors will be held is given, seven days notice is required. The Articles and Bylaws of Capital do not contain any provisions regarding shareholder business proposals to be brought up at a meeting of shareholders.

     Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the MGCL imposes conditions and restrictions on certain "business combinations" (including, among other various transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and
(ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. Federal law and regulations applicable to Capital do not contain a comparable provision. The Articles and Bylaws of Capital do not include any provisions imposing any special approval requirements for a transaction with a major shareholder.

     Control Share Acquisition Statute. Under the MGCL's control share acquisition law, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 20%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. Federal law and regulations applicable to Capital do not contain a comparable provision. The Articles and Bylaws of Capital do not include any provisions restricting the voting ability of major shareholders. Federal law does, however, require prior regulatory approval of acquisitions of "control" of a national bank such as Capital.

     Rights Plan. Capital has adopted the Capital Shareholder Protection Rights Plan, pursuant to which a right to purchase one-half of one share of Capital Common Stock, at a price of three dollars per share, upon the occurrence of certain events has been attached to each share of Capital Common Stock. Such right would detach and become exercisable, in general, upon a declaration by the Board that any person, other than certain excluded persons, becomes the beneficial owner of more than ten percent of the Capital Common Stock. FCNB does not have a comparable plan as of the date hereof. In connection with the Agreement, the Capital Board amended the Capital Shareholder Protection Rights Plan so that the transactions contemplated by the Agreement and the Option Agreement would not cause the rights under the Capital Shareholder Protection Rights Plan to be exercisable.

                       CAPITAL BANK, NATIONAL ASSOCIATION

HISTORY AND BUSINESS

     Capital was founded in the District of Columbia as Hemisphere National Bank in 1794, and was renamed Capital Bank, National Association in 1981. Capital primarily serves small to medium-sized businesses, professionals, not-for-profit organizations and investors in the Washington, D.C. metropolitan area. Capital offers a full range of commercial banking services to its business and professional clients, as well as basic retail banking services to individuals living or working within its service area.

     In 1995, Capital relocated its main office and headquarters to Rockville, Maryland, which allowed it to explore additional growth opportunities in Montgomery County, Maryland, while continuing to operate its offices in Washington, D.C. In January 1997, Capital opened its first branch in Northern Virginia.

     At June 30, 1998, Capital had approximately $167.17 million in total assets, and $11.74 million in shareholders' equity. As of June 30, 1998, there were 999,752 shares of Capital Common Stock outstanding.

     Capital operates one office in Rockville, Maryland, one office in Tysons Corner, Fairfax County, Virginia, and two offices in the District of Columbia. Capital's principal offices are located at One Church Street, Rockville, Maryland 20850, and its telephone number is (301) 279-8900.

     Financial and other information relating to Capital is set forth in Capital's Annual Report on Form 10-KSB for the year ended December 31, 1997, and its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998 each of which is delivered with this Proxy Statement and incorporated by reference herein. See "Available Information" and "Documents Delivered and Incorporated by Reference."

MARKET FOR CAPITAL COMMON STOCK AND DIVIDENDS

     There is no established trading market for shares of Capital Common Stock, and there are no dealers who offer to make a market in Capital Common Stock on a regular basis. Capital Common Stock is subject to infrequent trades, in individually negotiated transactions. The last trade known to the Company was a sale of Capital Common Stock on January 29, 1998, and involved 1090 shares, at $14.00 per share. Capital is not necessarily aware of all trades in the Capital Common Stock. Capital has not paid a cash dividend in the two most recent fiscal years, and has a policy of retaining earnings to fund growth.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of FCNB Common Stock offered hereby will be passed upon for FCNB by Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Certain federal income tax consequences of the transaction have been passed upon by Kevin P. Kennedy, Esquire.

                                     EXPERTS

     The consolidated financial statements of Capital incorporated by reference herein and delivered herewith have been audited by Hoffman Morrison & Fitzgerald, P.C. independent certified public accountants, as indicated in their report dated January 22, 1998 with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of FCNB incorporated by reference herein have been audited by Keller Bruner & Company, L.L.C., independent certified public accountants, as indicated in their reports dated January 23, 1998 with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                    EXHIBIT A

                 Agreement and Plan of Reorganization and Merger

     This Agreement and Plan of Reorganization and Merger (the "Agreement"), made as of this 23rd day of June, 1998, by and among FCNB Corp ("FCNB"), a corporation organized and existing under the laws of the State of Maryland and having its principal office at 7200 FCNB Court, Frederick, Maryland, FCNB Bank (the "Bank"), a Maryland chartered commercial bank having its principal office at 7200 FCNB Court, Frederick, Maryland, and Capital Bank, National Association ("Capital"), a national banking association organized and existing under the laws of the United States and having its principal office at One Church Street, Rockville, Maryland.

     WHEREAS, the respective Boards of Directors of FCNB, the Bank and Capital each deem it advisable and in the best interest of their respective shareholders that Capital be acquired by FCNB through the merger of Capital with and into the Bank, the wholly owned subsidiary of FCNB, substantially on the terms, and subject to the conditions, set forth in this Agreement; and

     WHEREAS, the respective Boards of Directors of FCNB, the Bank and Capital have each approved the merger of Capital with and into the Bank, substantially on the terms, and subject to the conditions, hereinafter set forth (the "Merger");

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

     1.1 Merger. Subject to the terms and conditions hereafter set forth, Capital shall be merged with and into the Bank, in accordance with the applicable provisions of the Maryland General Corporation Law (the "MGCL") and the National Bank Act.

     1.2 Name. The name of the surviving bank (the "Surviving Bank" when reference is made to it after the Effective Time (hereinafter defined)) shall be "FCNB Bank".

     1.3 Certificate of Incorporation; Bylaws. The Articles of Incorporation and Bylaws of the Bank in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Bank. The Articles of Incorporation and Bylaws of FCNB Corp in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of FCNB Corp after the Effective Time.

     1.4 Board of Directors; Officers. (a) The Board of Directors of the Bank at the Effective Time shall serve as the Board of Directors of the Surviving Bank until their successors are duly elected and qualified. The Board of Directors of the FCNB at the Effective Time shall serve as the Board of Directors of FCNB until their successors are duly elected and qualified.

(b) The officers of the Bank at the Effective Time shall serve as the officers of the Surviving Bank until their successors are duly appointed by the Board of Directors. The officers of FCNB at the Effective Time shall serve as the officers of FCNB until their successors are duly appointed by the Board of Directors.

     1.5 Effect of the Merger. At the Effective Time, the separate corporate existence of Capital shall cease and the Bank as the Surviving Bank shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Capital, and shall be subject to, and be responsible for, all debts, liabilities, and obligations of Capital, all without further act or deed, and in accordance with the applicable provisions of the MGCL and the National Bank Act.

     1.6 Closing; Effective Time. (a) The closing of the Merger (the "Closing") shall occur at the principal offices of FCNB, at a time and on a date specified in writing by the parties, which date shall be as soon as practicable, but not more than fifteen (15) days, after the receipt of all requisite approvals and authorizations of regulatory and governmental authorities, the expiration of all applicable waiting periods and the satisfaction or waiver of all conditions hereto. The date at which the Closing occurs is occasionally referred to herein as the "Closing Date."

(b) The Merger shall become effective upon the later of (i) the filing of the articles of merger in substantially the form attached hereto as Exhibit A (the "Articles of Merger") with the Maryland State Department of Taxation and Assessments (the "SDAT") or (ii) the time set forth in the Articles of Merger filed with the SDAT (the "Effective Time"). Except as otherwise agreed in writing, the Effective Time shall be within one business day of the Closing.

                                   ARTICLE II

                              CONVERSION OF SHARES

     2.1 Conversion of Shares and Options. (a) At the Effective Time, each of the outstanding shares of common stock, par value $6.00 per share, of Capital ("Capital Common Stock") (excluding shares of Capital Common Stock held in treasury or by any Capital Subsidiary, or as to which the holders have perfected dissenters' right in accordance with the National Bank Act ("dissenting shares")), shall automatically, and without further action, be converted into the number of shares of the common stock, par value $1.00 per share, of FCNB ("FCNB Common Stock") determined by dividing (i) forty dollars ($40.00) by (ii) the value of a share of FCNB Common Stock as determined in accordance with the provisions of Section 2.2 hereof (the "Conversion Ratio"), provided, however, that except as provided in Section 8.1(h) below, in no event shall the
Conversion Ratio exceed one and three thousand nine hundred thirty two ten thousandths (1.3932) shares of FCNB Common Stock for each share of Capital Common Stock (the "Maximum Conversion Ratio") or be less than one and one thousand three hundred ninety nine ten thousandths (1.1399) shares of FCNB Common Stock for each share of Capital Common Stock (the "Minimum Conversion Ratio"). The Maximum Conversion Ratio and the Minimum Conversion Ratio shall be proportionately adjusted for dividends on FCNB Common Stock payable to shareholders of record of FCNB Common Stock as of a date after the date hereof and prior to the Effective Date in shares of FCNB Common Stock, or any combination or subdivision of the FCNB Common Stock.

     Following the Effective Time, certificates which formerly represented shares of Capital Common Stock (except for certificates representing shares held in treasury or by any Capital Subsidiary or dissenting shares) shall be deemed for all purposes to represent shares of FCNB Common Stock, except that until exchanged in accordance with the provisions of Section 2.3 hereof, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of FCNB Common Stock.

(b) (i) At the Effective Time, each incentive stock option issued and outstanding under the Capital 1988 Incentive Stock Option Plan (each a "Capital Incentive Option") outstanding as of the Effective Time, shall be converted into and become options to purchase FCNB Common Stock, and FCNB shall assume each Capital Incentive Option in accordance with the terms and conditions thereof and the plan pursuant to which it was issued, provided, however, that from and after the Effective Time, each such Capital Incentive Option shall be exercisable solely for FCNB Common Stock; the number of shares of FCNB Common Stock which may be acquired pursuant to such Capital Incentive Option shall be the number of shares of Capital Common Stock subject to such Capital Incentive Option multiplied by the Conversion Ratio, rounded down to the nearest whole share; and the exercise price per share of FCNB Common Stock shall be equal to the exercise price per share of Capital Common Stock divided by the Conversion Ratio, rounded to the nearest cent. It is intended that the foregoing assumption and adjustment shall be effected in a manner consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended, as to each Capital Incentive Option. Notwithstanding the foregoing, each Capital Incentive Option held by an employee or officer of Capital who shall not be a continuing employee of the Bank following the Effective Time, shall automatically, and without further action, be converted into the number of shares of FCNB Common Stock determined by (i) subtracting the exercise price per share of such Capital Incentive Option from forty dollars ($40.00), (ii) dividing the result by the value of a share of FCNB Common Stock determined in accordance with Section 2.2, provided that except as set forth in Section 8.1(h), such divisor shall not be less than $28.71, and shall not exceed $35.09.

     (ii) At the Effective Time, each stock option issued to Capital's Directors (each a "Capital Director Option," and together with the Capital Incentive Options, the "Capital Options") outstanding as of the Effective Time, shall automatically, and without further action, be converted into the number of shares of FCNB Common Stock determined by (i) subtracting the exercise price per share of such Capital Director Option from forty dollars ($40.00), (ii) dividing the result by the value of a share of FCNB Common Stock determined in accordance with Section 2.2, provided that except as set forth in Section 8.1(h), such divisor shall not be less than $28.71, and shall not exceed $35.09.

(iii) As soon as reasonably practicable after the Effective Time, FCNB shall deliver to holders of Capital Options which have been converted into options to acquire FCNB Common Stock in accordance with subparagraph (i) of this paragraph
(b), a notice setting forth a statement of the modified terms thereof. As soon as reasonably practicable after the Effective Time, FCNB shall file a registration statement on Form S-8, or on such other form as may be appropriate, with respect to the shares of FCNB Common Stock subject to such options, and shall use its reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as such options remain outstanding.

(c) No certificate for fractional shares of FCNB Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Capital Common Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, on the basis of the value of a share of FCNB Common Stock as calculated in accordance with the provisions of Section
2.2 hereof.

(d) Each share of the Bank's common stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to be issued and outstanding shares of the Bank's common stock.

(e) All shares of Capital Common Stock held by Capital as treasury shares shall be cancelled and shall not be converted as provided in Section 2.1(a).

     2.2 Determination of Value of FCNB Common Stock. For purposes of this Agreement, the value of a share of FCNB Common Stock shall be equal to the average of the per share closing price for FCNB Common Stock for the twenty (20) trading days immediately preceding the date which is five business days before the Closing Date, as reported on the Nasdaq National Market ("Nasdaq"), the foregoing twenty (20) day period referred to as the "Price Determination Period." In the event that there shall be no trade on any trading day within the Price Determination Period, or if Nasdaq shall fail to report a closing price on any such day, the closing price for such day shall be the average of the closing bid price and the closing asked price as reported by Nasdaq. In the event of the payment of a dividend payable in shares of FCNB Common Stock, or the combination or subdivision of the FCNB Common Stock, the calculation for determining the value per share of FCNB Common Stock shall be proportionally adjusted to reflect such event.

     2.3 Exchange of Share Certificates. Certificates formerly representing shares of Capital Common Stock shall be exchanged for FCNB Common Stock certificates in accordance with the following procedures:

(a) Exchange Agent. At FCNB's election, FCNB or the transfer agent for FCNB shall act as exchange agent ("Exchange Agent") to receive Capital Common Stock certificates from the holders thereof and to exchange such stock certificates for FCNB Common Stock certificates, and if appropriate, to pay cash for fractional shares of FCNB Common Stock pursuant to Section 2.1 hereof. The Exchange Agent shall, promptly after the Effective Time, mail to each former shareholder of Capital a notice specifying the procedures to be followed in surrendering such shareholder's Capital Common Stock certificates.

(b) Surrender of Certificates. As promptly as possible after receipt of the Exchange Agent notice, each former shareholder of Capital shall surrender his or her certificates to the Exchange Agent; provided, that if any former shareholder of Capital shall be unable to surrender his Capital

Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed by FCNB in the replacement of lost or mutilated certificates, including, if necessary, the posting of appropriate bond. Upon actual or constructive surrender of Capital Common Stock certificates from a former Capital shareholder, the Exchange Agent shall issue such shareholder, in exchange therefore, one or more certificates representing the number of whole shares of FCNB Common Stock into which such shareholder's shares of Capital Common Stock have been converted, together with a check in the amount of any cash in lieu of fractional shares of FCNB Common Stock.

(c) Dividend Withholding. Dividends or other distributions, if any, payable by FCNB after the Effective Time to any former shareholder of Capital who has not prior to the payment date surrendered his or her Capital Common Stock shall be withheld. Any dividends or other distributions so withheld shall be paid, without interest, to such former shareholder upon proper surrender of his Capital Common Stock certificates.

(d) Failure to Surrender Certificates. All Capital Common Stock certificates must be surrendered to the Exchange Agent within two (2) years of the Effective Time. In the event that any former shareholder of Capital shall not have properly surrendered his or her certificates within such period, the shares of FCNB Common Stock that would otherwise have been issued to such shareholder may, at the option of FCNB, be sold and the net proceeds of such sale, together with any cash in respect of fractional shares and any previously accrued dividends, shall be held in a non-interest bearing account for such shareholder's benefit. From and after such sale, the sole right of such shareholder shall be the right to collect such net proceeds, cash and accumulated dividends. Subject to all applicable laws of escheat, such amount shall be paid to such former shareholder of Capital, without interest, upon proper surrender of his or her Capital Common Stock certificates in accordance with Section 2.3(b) hereof.

                                   ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF FCNB

         FCNB represents and warrants to Capital as follows:

     3.1 Organization and Authority. FCNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and has the corporate power and authority to own its properties and assets and to carry on its business, and the business of its subsidiaries, as now being conducted and to enter into and carry out its obligations under this Agreement. FCNB is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of FCNB and its subsidiaries, taken as a whole. FCNB has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, financial condition, or result of operations of FCNB and its subsidiaries, taken as a whole.

     3.2 Capital Structure of FCNB. As of May 31, 1998, the authorized capital stock of FCNB consisted of 20,000,000 shares of common stock, par value $1.00 per share, of which at such date, 5,915,443 shares were issued and outstanding and 1,000,000 shares of undesignated preferred stock, par value $1.00 per share, of which no shares were issued or outstanding at such date. Additionally, 502,010 shares of Common Stock have been reserved for issuance pursuant to FCNB's 1992 Stock Option Plan and the FCNB 1997 Director Stock Option Plan (the "FCNB Option Plans"), under which options to purchase an aggregate of 167,067 shares of FCNB Common Stock are issued and outstanding as of the date hereof. Additionally, 202,476 shares of FCNB Common Stock are reserved for issuance in connection with the FCNB Dividend Reinvestment Plan ("DRI Plan"). Other than as set forth in this Section 3.2, there are no other shares of capital stock or other equity securities of FCNB outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of FCNB, or contracts, commitments, understandings, or arrangements by which FCNB was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     All of the outstanding shares of FCNB Common Stock, and, when issued in accordance with the provisions of this Agreement, all of the shares of FCNB Common Stock to be issued in exchange for shares of Capital Common Stock, are, or will be, duly authorized and validly issued shares of FCNB Common Stock, which shares are fully paid and nonassessable under the MGCL. No shares of FCNB Common Stock have been, and none of the shares of FCNB Common Stock to be issued in exchange for shares of Capital Common Stock will be, issued in violation of the preemptive rights of any shareholder of FCNB. FCNB has reserved a sufficient number of shares of FCNB Common Stock for the purpose of issuing shares of FCNB Common Stock in accordance with the provisions of Article II hereof.

     3.3 FCNB Subsidiaries. FCNB directly owns all the shares of the outstanding capital stock of the Bank. Except as set forth in the separate disclosure letter of FCNB dated as of the date hereof, and delivered not later than the date hereof (the "FCNB Disclosure Letter"), neither FCNB nor the Bank has any other subsidiaries. No equity securities of the Bank are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock of the Bank, and there are no other contracts, commitments, understandings or arrangements by which the Bank is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of the Bank so owned by FCNB are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. The Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland and has the corporate power and authority and all necessary federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted. The deposits of the Bank are insured to the applicable legal limits by the Federal Deposit Insurance Corporation (the "FDIC").

     3.4 Authorization. The execution, delivery and performance of this Agreement by FCNB and the Bank and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of FCNB and the Bank and, except for approval by the shareholders of FCNB, no other corporate proceedings on the part of FCNB are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to shareholder approval and the approvals of government agencies having regulatory authority over FCNB and the Bank as may be required by statute or regulation, this Agreement is the valid and binding obligation of FCNB and the Bank, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting creditors' rights generally and the rights of creditors of insured depository institutions, and subject to general equitable principles which may limit the enforcement of certain remedies.

     Neither the execution, delivery and performance of this Agreement by FCNB and the Bank, nor the consummation of the transactions contemplated hereby, nor compliance by FCNB and the Bank with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice of lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of FCNB or the Bank under any of the terms, conditions or provisions of, (x) the Articles of Incorporation or Bylaws of FCNB or the Bank, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FCNB or the Bank is a party or by which FCNB or the Bank may be bound, or to which FCNB, the Bank or any of their properties or assets may be subject, or
(ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to FCNB, the Bank or any of their properties or assets.

     Other than in connection or in compliance with the applicable provisions of the MGCL, the Maryland Financial Institutions Code (the "MFIC"), the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the BHCA or the National Bank Act or any applicable federal or state banking statute, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by FCNB and the Bank of the transactions contemplated by this Agreement. FCNB has no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which it would deem unduly burdensome, or which would have an adverse impact on its capacity to consummate the transactions contemplated hereby.

     3.5 Intentionally Omitted.

     3.6 Financial Statements. FCNB has furnished to Capital the following financial statements: (i) the audited Consolidated Balance Sheets for the years ended December 31, 1997 and 1996, and Consolidated Statements of Income, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows of FCNB and its subsidiaries as of and for the years ended December 31, 1997, 1996 and 1995; and (ii) unaudited Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows of FCNB and its subsidiaries as of and for the three months ended March 31, 1998. Each of the aforementioned financial statements, and like financial information provided to Capital subsequent to the date hereof, have been and will be prepared in accordance with generally accepted accounting principles applied on a consistent basis, and present fairly and will present fairly the consolidated financial position, results of operations, stockholders' equity and changes in financial position of FCNB as of the dates and for the periods therein set forth. In the case of the interim fiscal periods, all adjustments, consisting only of normal recurring items, have been and will be made, subject to year end audit adjustments. Without limitation of the foregoing, the reserves for possible credit losses which it has established and which are included in the above-referenced FCNB Financial Statements, were as of such dates, adequate to absorb all reasonably anticipated losses in the loan and lease portfolios of FCNB, in view of the size and character of such portfolios, current economic conditions, and other pertinent factors; and, further, no facts have subsequently come to the attention of management of FCNB which would cause it to restate in any material way the levels of such reserves for possible credit losses. Such financial statements do not, as of the date thereof, include any material asset, or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances in which they were made, misleading in any material respect.

     3.7 SEC Filings. FCNB has filed all reports, forms, statements and other documents with the SEC that it was required to file since January 1, 1996 (the "SEC filings"), all of which complied in all material respects with the applicable requirements of the Securities Act and/or Exchange Act. As of their respective dates, and except as revised, amended or modified by a subsequently filed document, each such SEC filing did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.8 Absence of Material Adverse Changes. Since December 31, 1997, there has not been any change in the financial condition, results of operations or business of FCNB and its subsidiaries that has had, or may be reasonably expected to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of FCNB and its subsidiaries, taken as a whole, or on the ability of FCNB to consummate the transactions contemplated hereby.

     3.9 Books of Account; Corporate Records. The books of account of FCNB and the Bank are maintained in compliance in all material respects with all applicable legal and accounting requirements. The minute books of FCNB and the Bank accurately disclose all material corporate actions of their respective shareholders and Board of Directors and of all committees thereof.

     3.10 Reports. As of March 31, 1998, FCNB and the Bank have filed, since that date have filed, and subsequent to the date hereof will file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the SDAT, and (v) the Department of Financial Regulation (the "DFR") (all such reports and statements are collectively referred to herein as the "FCNB Reports"). As of their respective dates, the FCNB Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     3.11 Taxes. FCNB has duly filed, or will file, all federal, state, local and foreign tax returns ("Returns") required by applicable law to be filed on or before the Effective Time (all such Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all taxes required to be paid in respect of the periods covered by such Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. FCNB will not have any material liability for any such taxes in excess of the amounts so paid or reserved or accruals so established. FCNB is not delinquent in the payment of any material tax, assessment or governmental charge and has not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed. No material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitively) against FCNB which have not been settled and paid and, except as set forth in the FCNB Disclosure Letter, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and FCNB does not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any taxes.

     3.12 Environmental Matters. Except as disclosed in the FCNB Disclosure Letter, no contaminant, pollutant, toxic or hazardous waste or similar or like substance has been generated, used, stored, processed, disposed of, discharged at, or was or is otherwise present at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor's right) or leased by FCNB, or any real estate which is pledged or stands as collateral security for any loan or other extension of credit by FCNB, except such as are not reasonably likely to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operation of FCNB and its subsidiaries, taken as a whole. Except as disclosed in the FCNB Disclosure Letter, there is no legal, administrative, arbitrarial or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on FCNB of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, pending or, to the knowledge of FCNB, threatened against FCNB; and there is no reasonable basis for any of the foregoing; and FCNB is not subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

     3.13 Litigation and Other Proceedings. Except as set forth in the FCNB Disclosure Letter, FCNB is not a party to any pending, or, to the knowledge of FCNB, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of FCNB and its subsidiaries, taken as a whole. The FCNB Disclosure Letter sets forth a complete and accurate list of all actions, suits, investigations or proceedings to which FCNB is a party or which relate to any of their respective assets.

     3.14 Compliance with Laws. FCNB has all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of FCNB, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct of its business by FCNB does not violate, in any material respect, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation now in effect. FCNB is not in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of FCNB.

     3.15 Proxy Statement, Etc. None of the information supplied or to be supplied by FCNB for inclusion, or included, in (i) the Proxy Statements to be mailed to the shareholders of Capital and FCNB ("Proxy Statement" as described in Section 5.3 below), in connection with the Shareholder Meetings and (ii) any other documents to be filed with the SEC or any regulatory agency in connection with the transactions contemplated hereby will, to the best knowledge of FCNB and at such respective times as such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. All documents which FCNB is responsible for filing with the SEC and any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     3.16 Year 2000. FCNB is in compliance in all material respects with all regulatory requirements regarding Year 2000 issues. FCNB has developed, approved and is implementing in a timely manner, a Year 2000 compliance program which will ensure that its computer systems and/or those of its data processing providers are or will be Year 2000 compliant prior to December 1999. No material costs in excess of those reflected on the financial statements and internal budget projections will be incurred in connection with such programs.

     3.17 Brokers and Finders. Except for a success fee of .03% of the aggregate value of the consideration issued by FCNB to holders of Capital Common Stock to Feldman Financial Advisors, Inc., and fees of $4,013 paid to Feldman Financial Advisors, Inc., for services in connection with analysis of the Merger, neither FCNB, the Bank nor any of their officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for FCNB or the Bank in connection with this Agreement or the transactions contemplated hereby.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF CAPITAL

         Capital represents and warrants to FCNB and the Bank that:

     4.1 Organization and Authority. Capital is a national banking organization, duly organized, validly existing and in good standing under the laws of the United States, and has the corporate power and authority to own its properties and assets and to carry on its business and the business of its subsidiaries as now being conducted and to enter into and carry out its obligations under this Agreement. Capital is qualified to do business in each other state or other jurisdiction in which the nature of its operations and business so requires except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Capital and its subsidiaries, taken as a whole. Capital has all necessary governmental authorizations to own or lease its properties and assets and to carry on its business, as now being conducted, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition. prospects or results of operations of Capital and its subsidiaries, taken as a whole. The deposits of Capital are insured to the applicable legal limits by the Bank Insurance Fund of the FDIC.

     4.2 Capital Subsidiaries. Except for Capital Asset Recovery, Inc. ("Capital Asset"), all of the outstanding shares of which Capital owns directly, free and clear of all liens, charges, security interests and encumbrances of any kind whatsoever, Capital does not have any subsidiaries, and does not own any capital stock or other interests in any entity (including, without limitation, corporations, partnerships, joint ventures, and inactive corporations). There are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Capital Asset, or contracts, commitments, understandings, or arrangements by which Capital was or may become bound to issue additional shares of Capital Asset's capital stock or options, warrants or rights to purchase or acquire any additional shares of Capital Asset's capital stock. Except where the context otherwise requires, references in this Agreement to Capital shall be deemed to include Capital Asset.

     4.3 Capitalization of Capital. As of May 31, 1998, the authorized capital stock of Capital consisted of 2,000,000 shares of Capital Common Stock, par value $6.00 per share. As of June 12, 1998, 999,352 shares of Capital Common Stock were issued and outstanding, and except for the issuance of shares upon the exercise of Capital Options (hereinafter defined) outstanding as of the date hereof, no shares of Capital Common Stock have been issued since that date. Except as set forth in this Section 4.3 and except for options to acquire 70,740 shares of Capital Common Stock upon the exercise of the Capital Options, which options are described (including, but not limited to, exercise price, expiration date, identity of optionholders, and number of options held by each optionholder) in the separate disclosure letter of Capital dated as of the date hereof and delivered not later than the date hereof, (the "Capital Disclosure Letter"), and except for the Capital Shareholder Protection Rights Plan and the Stock Option Agreement contemplated hereby, there are no other shares of capital stock or other equity securities of Capital outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Capital, or contracts, commitments, understandings, or arrangements by which Capital was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     All of the outstanding shares of Capital Common Stock, are duly authorized and validly issued shares of Capital Common Stock, which shares are fully paid and nonassessable. No shares of Capital Common Stock have been issued in violation of the preemptive rights of any shareholder of Capital.

     4.4  Authorization.   The  execution,  delivery  and  performance  of  this
Agreement by Capital and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Capital and, except for the approval by the shareholders of Capital, no other corporate proceedings on the part of Capital are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to shareholder approval and the approvals of government agencies having regulatory authority over Capital as may be required by statute or regulation, this Agreement is the valid and binding obligation of Capital enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors' rights generally and the rights of creditors of insured depository institutions, and subject to general equitable principles which may limit the enforcement of certain remedies.

     Except as set forth in the Capital Disclosure Letter, neither the execution, delivery and performance of this Agreement by Capital, nor the consummation of the transactions contemplated hereby, nor compliance by Capital with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Capital under any of the terms, conditions or provisions of (x) its Articles of Association or Bylaws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Capital may be bound, or to which Capital of its properties or assets may be subject; or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Capital or any of their respective properties or assets.

     Other than in connection or in compliance with the applicable provisions of the Securities Act, the Exchange Act, the National Bank Act, the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the BHCA or any applicable federal or state banking statute, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Capital of the transactions contemplated by this Agreement.

     4.5 Capital Financial Statements. Capital has furnished to FCNB the following financial statements: (i) the audited balance sheets of Capital as of December 31, 1997 and 1996, and the related statements of financial condition, operations, changes in stockholders' equity and cash flows for the three years ended December 31, 1997, and (ii) unaudited balance sheet of Capital as of March 31, 1998, and the related unaudited statements of financial condition, operations, changes in stockholders' equity and cash flows for the three month period then ended, (collectively the "Capital Financial Statements"). Each of the aforementioned financial statements and like financial information provided to FCNB subsequent to the date hereof, have been and will be prepared in accordance with generally accepted accounting principles applied on a consistent basis, and present fairly and will present fairly the financial position of Capital at the dates, and the results of operations, stockholders' equity, and changes in the financial position of Capital for the periods stated therein. In the case of interim fiscal periods, all adjustments, consisting only of normal recurring items, have been and will be made, subject to year-end audit adjustments. Without limitation of the foregoing, the reserves for possible credit losses which it has established and which are included in the above-referenced Capital Financial Statements, were as of such dates, adequate to absorb all reasonably anticipated losses in the loan and lease portfolios of Capital, in view of the size and character of such portfolios, current economic conditions, and other pertinent factors; and, further, no facts have subsequently come to the attention of management of Capital which would cause it to restate in any material way the levels of such reserves for possible credit losses. Such financial statements do not, as of the date thereof, include any material asset, or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances in which they were made, misleading in any material respect.

     4.6 Books of Account; Corporate Records. The books of account of Capital are maintained in compliance in all material respects with all applicable legal and accounting requirements. The minute books of Capital accurately disclose all material corporate actions of their respective shareholders and Board of Directors and of all committees thereof.

     4.7 Reports. As of May 31, 1998, Capital has filed, since that date has filed, and subsequent to the date hereof will file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the Office of the Comptroller of the Currency (the "OCC"), (ii) the Federal Reserve Board, and
(iii) the FDIC (all such reports and statements are collectively referred to herein as the "Capital Reports"). As of their respective dates, the Capital Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     4.8 Absence of Certain Changes. Since March 31, 1998, there has not been any change, in the nature of the financial condition, results of operation or business of Capital, that has had, or may reasonably be expected to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Capital taken as a whole, or on the ability of Capital to consummate the transactions contemplated hereby.

     4.9 Insurance. All policies of insurance, including policies of title insurance, liability insurance and financial institutions bonds maintained by Capital, including the identity of the carrier, type of coverage, policy limits, expiration, and all open or unresolved claims, are set forth in the Capital Disclosure Letter. All such policies are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which Capital are engaged, and are sufficient for compliance with all legal requirements and all agreements to which Capital is a party. Capital is not in default with respect to any such policy which defaults, taken as a whole, are material to Capital.

     4.10 Properties, Leases and Other Agreements. Except as may be reflected in the Capital Financial Statements and except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, Capital has good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the consolidated balance sheet of Capital as of March 31, 1998 referred to above in Section 4.5, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases material to Capital, pursuant to which Capital, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any material existing default by Capital or any event which with notice or lapse of time or both would constitute such a material default. The Capital Disclosure Letter sets forth a complete list and brief description of all real estate owned or leased by Capital (including real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any creditor's right), and all personal property having a value in excess of $25,000 owned or leased by Capital. Each item of real estate described in the Capital Disclosure Letter and used in the conduct of the business of Capital is in good repair and insurable at market rates; no notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the use or operation of such property has been received by or is known of by Capital; and there are no condemnation or similar proceedings pending or threatened against any such property or any portion thereof.

     4.11 Taxes. Capital has duly filed, or will file, all federal, state, local and foreign tax returns ("Returns") required by applicable law to be filed on or before the Effective Time (all such Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all taxes required to be paid in respect of the periods covered by such Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Capital will not have any material liability for any such taxes in excess of the amounts so paid or reserved or accruals so established. Capital is not delinquent in the payment of any material tax, assessment or governmental charge and has not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed. No material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitively) against Capital which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and Capital does not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any taxes.

     4.12 Intentionally Omitted.

     4.13 Intangible Property. Capital owns or possesses the right, free of the claims of any third party, to use all material trademarks, service marks, trade names, copyrights, patents, and licenses currently used by them in the conduct of their respective businesses. No material product or service offered and no material trademark, service mark or similar right used by them infringes any rights of any other person, and, as of the date hereof, Capital has received no written or oral notice of any claim of such infringement.

     4.14 Employee Relations. As of the date hereof, Capital is, in all material respects, in compliance with all federal and state laws, regulations, and orders respecting employment and employment practices (including Title 7 of the Civil Rights Act of 1964), terms and conditions of employment, and wages and hours, and none of them is engaged in any unfair labor practice. As of the date hereof, no dispute exists between Capital and any of its employee groups regarding employee organization, wages, hours, or conditions of employment which would materially interfere with the business or operations of Capital. As of the date hereof, there are no labor or collective bargaining agreements binding upon Capital or to which Capital is a party, and, except as set forth in the Capital Disclosure Letter, there are no employment or consulting agreements binding upon Capital, or to which Capital is a party. As of the date hereof, Capital is not aware of any attempts to organize a collective bargaining unit to represent any of its employee groups. All contributions due on or prior to the date hereof to any pension, profit-sharing, or similar plan of Capital have been paid or provided for in accordance with the Employee Retirement Income Security Act of 1974, as amended, and all other applicable federal and state statutes and regulations. The Capital Disclosure Letter sets forth each employment contract, deferred compensation, non-competition, bonus, stock option, profit sharing, pension, retirement, incentive and insurance arrangement or plan, and any other remunerative or fringe benefit arrangement applicable to Capital, including the amounts currently payable pursuant to any employment agreement or other remunerative arrangement.

     4.15 ERISA. The Capital Disclosure Letter sets forth a complete list of Capital's employee pension benefit plans within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, group insurance plans and all other employee welfare benefits plans within the meaning of Section 3(1) of ERISA, maintained for the benefit of the employees or former employees, including any beneficiaries thereof, and directors or former directors of Capital. Capital has delivered to FCNB a true and correct copy of each such employee benefit plan. Other than as set forth in this Section 4.15 and in the Capital Disclosure Letter, Capital does not maintain any plans of the type described in this Section.

     All "employee benefit plans" (as defined in Section 3(3) of ERISA) comply in all material respects with all applicable provisions of ERISA, the Code, and all other federal, state, or local laws. The assets of Capital are not subject to any liens under ERISA or the Code with respect to any employee benefit plan of Capital or an Affiliate (as defined below), and no event has occurred, or condition exists, which could subject Capital or its assets to a future liability, obligation, or lien arising out of any employee benefit plan of Capital or an Affiliate.

     All employee benefit plans currently or previously maintained, sponsored, or contributed to by Capital have been administered, maintained, and operated in accordance with their terms. All contributions, payments, fees or expenses relating to each such employee benefit plan that were deducted by Capital for income tax purposes were properly deductible in the year claimed. There are no actions, claims (other than routine benefit claims made in the ordinary course), proceedings or inquiries, pending or threatened, with respect to any such employee benefit plan, and Capital has no knowledge of any fact which could give rise to any such action, claim, proceeding or inquiry. Neither Capital nor any other person or entity who or which is a party in interest (as defined in Section 3(14) of ERISA) or disqualified person (as defined in Section 4975(e)(2) of the Code) has acted or failed to act with respect to any such employee benefit plan in any manner which constitutes: (a) a breach of fiduciary responsibility under ERISA; (2) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code; or (3) any other violation of ERISA or the Code, except as set forth in the Capital Disclosure Letter. Except as set forth in the Capital Disclosure Letter, Capital is not obligated to indemnify, reimburse, or contribute to the liabilities or expenses of any person or entity who may have committed or been involved in any such fiduciary breach, prohibited transaction, or ERISA or Code violation. Each such employee benefit plan which is intended to meet the requirements for tax-favored treatment under Subtitle A, Chapter 1 of the Code meets such requirements. Each such employee benefit plan that was intended to constitute a qualified plan under Section 401(a) of the Code has, at all times, been qualified, in form and operation, under Section 401(a) of the Code, and any related trust is and has, at all times, been exempt from income tax. Neither Capital nor any Affiliate (as defined below) has ever maintained or contributed to a multiemployer plan (as defined in Section 3(37) of ERISA). Neither Capital nor any Affiliate has any current liability for contributions to a defined benefit plan (as defined in Section 3(35) of ERISA). All returns, reports, statements, notices, declarations or documents relating to an employee benefit plan that are required by law to be filed with or furnished to any federal, state, or local governmental agency have been timely filed. Any employee benefit plan (including any employee benefit plan of an Affiliate) that is a group health plan (as defined in Section 5000(b)(1) of the Code) has complied in each and every case with the requirements of Sections 601 through 607 of ERISA and Section 4980B of the Code and all other applicable federal, state, and local laws relating to continuation coverage (collectively "COBRA"), and no such plan provides benefits to former employees or their beneficiaries (except to the extent required under COBRA). Each employee benefit plan can be amended, modified, or terminated without participant consent and without additional liability accruing to Capital after the date of Plan termination. For this purpose, liabilities accrued on or before the date of Plan termination shall be limited to the following: (1) in the case of an employee benefit pension plan (within the meaning of Section 3(2) of ERISA), the participant's "accrued benefit," as defined in Section 3(23) of ERISA; and (2) in the case of an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA), claims for expenses, costs, or services (including, but not limited to, medical and other health care services) actually performed or incurred before the date of the Plan termination. Any prior amendment, modification, or termination of an employee benefit plan has been made in accordance with the terms of the Plan and applicable law.

     For purposes of this Section 4.15, the term Affiliate means an entity included in the group of entities consisting of Capital and all other entities that are treated as part of the same controlled group under Section 414(b), (c),
(m) or (o) of the Code.

     4.16 Contracts. Except as disclosed in the Capital Disclosure Letter, Capital is not a party to, and no property or assets of Capital is subject to any contract, agreement, lease, sublease, license, arrangement, understanding or instrument calling for payments in excess of $25,000 in any year ("Material Contract"). Except as disclosed in the Capital Disclosure Letter each such Material Contract is valid and in full force and effect, and all parties thereto have in all material respects performed all obligations thereunder required to be performed to date, and are not in material default. Except as disclosed in the Capital Disclosure Letter each Material Contract is assumable and assignable without consent of the other party thereto and do not contain any provision, increasing or accelerating payments otherwise due, or change or modify the provisions or terms of such Material Contract as a result of this Agreement or the transactions contemplated hereby.

     4.17 Related Party Transactions. Except as set forth in the Capital Disclosure Letter, Capital has no contract, extension of credit, business arrangement, depository relationship, or other relationship with (i) any present director or officer of Capital; (ii) any shareholder of Capital owning 5% or more of the outstanding Capital Common Stock; or (iii) except with respect to depository relationships, any affiliate or associate of the foregoing. Each extension of credit disclosed in the Capital Disclosure Letter has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms'-length transactions, and do not involve more than the normal risk of collectibility or present other unfavorable features.

     4.18 Loans. Except as set forth in the Capital Disclosure Letter, each of the loans of Capital represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, and subject to general principles of equity which may limit the enforcement of certain remedies. Except as set forth in the Capital Disclosure Letter no default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material monetary provision of any such loan exists, and except as set forth in the Capital Disclosure Letter, Capital has no knowledge of any borrower's inability to repay any of such loans when due, whether or not such borrower is currently in default.

     4.19 Environmental Matters. Except as disclosed in the Capital Disclosure Letter, no contaminant, pollutant, toxic or hazardous waste or similar or like substance has been generated, used, stored, processed, disposed of, discharged at, or was or is otherwise present at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor's right) or leased by Capital, or any real estate which is pledged or stands as collateral security for any loan or other extension of credit by Capital, except such that are not reasonably likely to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Capital taken as a whole. Except as disclosed in the Capital Disclosure Letter, there is no legal, administrative, arbitrarial or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on Capital of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, pending or, to the knowledge of Capital, threatened against Capital; and there is no reasonable basis for any of the foregoing; and Capital is not subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability. Notwithstanding anything to the contrary contained herein, FCNB shall be entitled to conduct investigations into environmental matters relating to Capital. Capital agrees that it shall permit to be performed, at FCNB's expense, such environmental testing and investigations as FCNB shall request.

     4.20 Litigation and Other Proceedings. Except as set forth in the Capital Disclosure Letter, Capital is not a party to any pending, or, to the knowledge of Capital, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Capital taken as a whole. The Capital Disclosure Letter sets forth a complete and accurate list of all actions, suits, investigations or proceedings to which Capital is a party or which relate to any of its assets.

     4.21 Year 2000. Capital is in compliance in all material respects with all regulatory requirements regarding Year 2000 issues. Capital has developed, approved and is implementing in a timely manner, a Year 2000 compliance program which will ensure that its computer systems and/or those of its data processing providers are or will be Year 2000 compliant prior to December 1999. No material costs in excess of those reflected on the financial statements and budget projections provided to FCNB will be incurred in connection with such programs.

     4.22 Compliance with Laws. Capital has all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on its business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Capital, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct of its business by Capital does not violate, in any material respect, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation now in effect. Capital is not in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Capital.

     4.23 Proxy Statement, Etc. None of the information supplied or to be supplied by Capital for inclusion, or included, in (i) the Proxy Statement or
(ii) any other documents to be filed with the SEC or any regulatory agency in connection with the transactions contemplated hereby will, to the best knowledge of Capital, and at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. All documents which Capital is responsible for filing with the OCC and any regulatory agency in connection with the Merger, and all information provided by Capital to FCNB for inclusion in any such filings by FCNB, will comply as to form in all material respects with the provisions of applicable law.

     4.24 Brokers and Finders. Except for a fee equal to the sum of .65% percent of the aggregate consideration up to thirty seven million five hundred thousand dollars ($37,500,000) received by shareholders of Capital as a result of the Merger; (ii) plus 5% of the aggregate consideration received by the shareholders of Capital in excess of thirty seven million five hundred thousand dollars ($37,500,000) payable to Friedman, Billings, Ramsey & Company, Inc. upon effectiveness of Merger, neither Capital nor any of its officers, directors, or employees, or to the best knowledge of Capital any shareholder of Capital, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted, directly or indirectly, for Capital, in connection with this Agreement or the transactions contemplated hereby.

                                    ARTICLE V

                 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

     5.1 Forbearance by Capital. From the date hereof until the Effective Time, Capital covenants and agrees that it will not do, or agree or commit to do, without the prior written consent of FCNB, any of the following:

(a) except in the ordinary course of business consistent with past practice, enter into or assume any Material Contract, make any material commitment, incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, acquire or dispose of any material property or asset, or engage in any transaction not in the ordinary course of business consistent with past practice or subject any of Capital's assets or properties to any lien, claim, charge or encumbrances whatsoever;

(b) grant any general increase in compensation to its employees or officers or directors, pay any bonus which is not required under the terms of any employment agreement binding upon Capital on the date hereof, or effect any increase in retirement benefits to any class of employees or its officers (unless any such change shall be required by applicable law), except that Capital may pay in accordance with past practice, at the end of Capital's 1998 fiscal year, or in the event that the Closing occurs prior to the end of Capital's 1998 fiscal year, immediately prior to Closing, aggregate discretionary bonuses not in excess of the amount which Capital has, as of the date of payment of such bonuses, accrued for the payment of such bonuses in accordance with past practice, and grant such increases in compensation as are in accordance with past practice, including in terms of amount, percentage, timing and eligibility, as are disclosed in the Capital Disclosure Letter;

(c) declare, set aside or pay any dividend or other distribution on Capital Common Stock;

(d) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; merge into any other corporation or bank or permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank; liquidate, sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with past practice; or agree to do any of the foregoing;

(e) open, or file an application with any federal or other regulatory agency with respect to the opening of, any additional office, branch or banking facility, or the acquisition or establishment of any additional banking or nonbanking facility;

(f) issue any share of its capital stock or permit any share of its capital stock held in its treasury to become outstanding, except for the issuance of shares of Capital Common Stock pursuant to the exercise of Capital Options outstanding as of the date hereof, and pursuant to the Stock Option Agreement contemplated hereby; issue, grant or extend the term of any option, warrant, or stock appreciation right;

(g)  amend the Articles of Association or Bylaws of Capital;

(h)  effect  any  capital   reclassification,   stock  dividend,   stock  split,
consolidation of shares or similar change in capitalization;

(i) take, cause or permit the occurrence of any change or event which would render any of its representations and warranties contained herein untrue in any material respect at and as of the Effective Time;

(j)  enter  into any  related  party  transaction  of the type  contemplated  by
Section 4.16 hereof, except for transactions relating to deposit relationships or the extension of credit in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for comparable transactions with unaffiliated parties, and which do not present more than the normal risk of collectibility or other unfavorable features, and in respect of which disclosure has been made to FCNB prior to disbursement;

(k) except as set forth in Section 6.17, solicit, encourage, or authorize any person, including but not limited to directors, officers, shareholders, or employees, to solicit from, or communicate with, any third party, inquiries or proposals relating to the disposition of Capital's business or assets, or the acquisition of Capital's voting securities, or the merger of Capital, with any person other than FCNB or any subsidiary of FCNB, or provide any such person with information or assistance or negotiate or conduct any discussions with any such person in furtherance of such inquiries or to obtain a proposal, or continue any such activities in progress on the date hereof, and Capital shall promptly notify FCNB of all of the relevant details, including the identity of such third party and the nature of any such third party proposal, relating to all inquiries and proposals which it may receive relating to any of such matters; or

(l) take or cause the occurrence of any event or action which would cause the rights attached to the Capital Common Stock pursuant to the Capital Shareholder Rights Protection Plan to detach or become exercisable;

(m) knowingly take any action which would (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368 of the Code; (iii) adversely affect the eligibility of the transactions contemplated hereby for treatment as a pooling of interests for financial reporting purposes; or (iv) adversely affect the ability to perform the covenants and agreements under the Agreement.

     5.2 Conduct of Business. From the date hereof until the Effective Time, Capital covenants and agrees that, except as otherwise consented to by FCNB in writing it shall:

(a) carry on its business, and maintain its books of account and other corporate records, in the ordinary course consistent with past practice and legal and regulatory requirements;

(b) to the extent consistent with prudent business judgment, use all reasonable efforts to preserve its present business organization, to retain the services of its officers and employees, and maintain customer and other business relationships;

(c) maintain all of the structures, equipment, and other real and personal property of Capital in good repair, order and condition, ordinary wear and tear and unavoidable casualty excepted;

(d) use all reasonable efforts to preserve or collect all material claims or causes of action of Capital;

(e) keep in full force and effect all material insurance coverage maintained by Capital;

(f) perform in all material respects all obligations under all material agreements, contracts, commitments and other instruments which Capital is a party or by which they may be bound or which relate to or affect any of their respective assets or properties;

(g) comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Capital and the conduct of its; and

(h) at all times maintain the allowance for loan losses at a level which is adequate to absorb reasonably anticipated losses in the loan and lease portfolio, in accordance with generally accepted accounting principles and regulatory requirements.

     5.3 Approval of Capital Shareholders. Subject to the effectiveness of the Registration Statement (defined in Section 6.2 below), Capital shall cause a meeting of its shareholders (the "Capital Shareholder Meeting" together with the FCNB Shareholder Meeting, the "Shareholder Meetings") to be held as soon as reasonably possible, but no later than sixty (60) days after the effectiveness of the Registration Statement, for the purpose of considering the approval of the Merger and adoption of this Agreement. Capital shall cause to be distributed to each shareholder of record of Capital (according to the transfer records of
Capital as of the record date for the Capital Shareholder Meeting), such material required by applicable statutes and regulations including but not limited to a copy of the joint Prospectus/Proxy Statement (the "Proxy Statement") to be prepared by FCNB in connection with the Merger and to be included in the Registration Statement. The Proxy Statement shall be mailed by Capital on the date (the "Mailing Date") at least twenty business (20) days prior to the date of the Capital Shareholder Meeting. The Board of Directors of Capital shall recommend to its shareholders that they vote the shares held by them to approve the Merger and to adopt this Agreement and Capital shall use its best efforts in good faith to obtain its shareholders' approval of the Merger in accordance with Maryland law, except to the extent that in the good faith determination of the Board of Directors of Capital, the fiduciary duty of the directors under Maryland law requires that the Board of Directors not recommend the Merger to shareholders of Capital, to withdraw, modify or change in a manner detrimental to approval of the Merger by shareholders of Capital, its recommendation, which such determination shall be based on the written advice of Alston & Bird, LLP, counsel to Capital, to the effect that the fiduciary duty of the directors so requires.

     5.4 Conduct of Business by FCNB. FCNB covenants that it shall, from the date hereof until the Effective Time, use its best efforts to (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; and (iii) preserve for itself the goodwill of its and its subsidiaries' customer and other business relationships. FCNB covenants that from the date hereof until the Effective Time, it shall not, without the prior written consent of Capital, knowingly take any action which would (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368 of the Code; (iii) adversely affect the eligibility of the transactions contemplated hereby for treatment as a pooling of interests for financial reporting purposes; or (iv) adversely affect the ability to perform the covenants and agreements under the Agreement.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

     6.1 Access and Information. (a) Capital shall afford to FCNB, and to FCNB's accountants, counsel and other representatives, reasonable access during normal business hours, during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to FCNB (a) a copy of each report, schedule and other document filed or received by it during such period with or from (i) the OCC;
(ii) the Federal Reserve Board; (iii) the FDIC; and (b) all other information concerning its business, properties and personnel as FCNB may reasonably request. FCNB shall cause all information obtained by it or its representatives pursuant to this Agreement or in connection with the negotiation thereof to be treated as confidential and shall not use, nor knowingly permit others to use, any such information for any purpose other than in connection with the transactions contemplated hereby, unless such information becomes generally available to the public or is required to be disclosed pursuant to the order of a court of competent jurisdiction or otherwise in accordance with applicable law, and in the event of the termination of this Agreement shall promptly return all documents (including copies thereof) obtained hereunder from Capital, and shall destroy all copies of any analyses, compilations, notes, studies or other documents prepared from any such material by FCNB or for FCNB's use.

(b) FCNB shall afford to Capital, and to Capital's accountants, counsel and other representatives, reasonable access during normal business hours, during the period prior to the

Effective Time, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to Capital (a) a copy of each report, schedule and other document filed or received by it during such period with or from (i) the SEC; (ii) the Federal Reserve Board; (iii) the FDIC;
(iv) the DFR; and (b) such other information concerning its business, properties and personnel as Capital may reasonably request. Capital shall cause all information obtained by it or its representatives pursuant to this Agreement or in connection with the negotiation thereof to be treated as confidential and shall not use, nor knowingly permit others to use, any such information for any purpose other than in connection with the transactions contemplated hereby, unless such information becomes generally available to the public or is required to be disclosed pursuant to the order of a court of competent jurisdiction or otherwise in accordance with applicable law, and in the event of the termination of this Agreement shall promptly return all documents (including copies thereof) obtained hereunder from FCNB, and shall destroy all copies of any analyses, compilations, notes, studies or other documents prepared from any such material by Capital or for Capital's use.

     6.2 Registration Statement; Other Information;  Applications;  Cooperation.
(a) As promptly as practicable after the date hereof and the furnishing by Capital of all information regarding Capital required to be reflected therein, FCNB shall file (i) a registration statement (the "Registration Statement") with the SEC on Form S-4 under the Securities Act, containing the Proxy Statement to be used in connection with the Shareholder Meetings regarding the Merger, which shall also be filed with the OCC as the proxy statement to be used in connection with the Capital Shareholder Meeting, as required by the rules of the OCC, (ii) the applications for OCC, Federal Reserve and DFR approval, and (iii) any other applications for regulatory or other approvals deemed necessary or appropriate by FCNB. FCNB will use reasonable efforts to cause said Registration Statement to be declared effective as soon as practicable thereafter. FCNB agrees, that at the time the Registration Statement becomes effective and at the Mailing Date of the Proxy Statement, the Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act. The parties hereto agree that the Registration Statement, at the time it becomes effective, and the Proxy Statement, in either case as amended or supplemented by any amendment or supplement filed with the SEC, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date included therein shall be deemed to modify information of an earlier date, and with respect to either party, the foregoing statement shall not apply to statements in or omissions from the Registration Statement or Proxy Statement made in reliance upon and in conformity with information furnished by the other party for use in the Registration Statement or Proxy Statement. After becoming aware of any statement or omission which renders the statement set forth in the preceding sentence not true or correct, FCNB will promptly amend, supplement or revise such material in order to make the statement in the preceding sentence true and correct at all times up to and including the Effective Time. Capital shall have the right to review the Registration Statement and each of the above applications, together with any and all amendments thereto, and to comment on their form and content, prior to their being filed by FCNB. Capital agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with FCNB in the preparation and filing of the Registration Statement and the aforementioned regulatory applications, including, but not in limitation, by providing on a prompt basis information requested by FCNB for inclusion in such documents, and by providing comments on drafts of such documents on a timely basis.

(b) FCNB agrees to use its best efforts to prepare and file all material applications, notices or other filings with respect to the Merger required to be made with the Federal Reserve Board, the OCC or the DFR, not later than forty five (45) days from the date hereof, subject to the timely furnishing by Capital of all information regarding Capital required to be included therein or necessary for the preparation of such applications.

     6.3 Approval of FCNB Shareholders. Subject to the effectiveness of the Registration Statement, FCNB shall cause a meeting of its shareholders (the "FCNB Shareholder Meeting") to be held as soon as reasonably possible, but no later than sixty (60) days after the effectiveness of the Registration Statement, for the purpose of considering the approval of the Merger and adoption of this Agreement. FCNB shall cause to be distributed to each shareholder of record of FCNB (according to the transfer records of FCNB as of the record date for the FCNB Shareholder Meeting), such material required by applicable statutes and regulations including but not limited to a copy of the Proxy Statement. The Mailing Date for the Proxy Statement shall be at least twenty (20) business days prior to the date of the FCNB Shareholder Meeting. The Board of Directors of FCNB shall recommend to its shareholders that they vote the shares held by them to approve the Merger and to adopt this Agreement and FCNB shall use its best efforts to obtain its shareholders' approval of the Merger in accordance with Maryland law, except to the extent that in the good faith determination of the Board of Directors of FCNB, the fiduciary duty of the directors under Maryland law requires that the Board of Directors not recommend the Merger to shareholders of FCNB, to withdraw, modify or change in a manner detrimental to approval of the Merger by shareholders of FCNB, its recommendation, which such determination shall be based on the written advice of Kennedy, Baris & Lundy, L.L.P., counsel to FCNB, to the effect that the fiduciary duty of the directors so requires.

     6.4 Notice of Actual or Threatened Breach. Each party will promptly give written notice to the other party upon becoming aware of any impending or threatened occurrence of any event or the failure of any event to occur which would cause or constitute a breach of any of the representations, warranties or covenants made by such party in this Agreement, any other changes or inaccuracies in any data previously given or made available to the other party, or which would threaten consummation of the transaction contemplated hereby.

     6.5 Current Information. During the period from the date of this Agreement to the Effective Time: (a) Capital will cause one or more of its representatives to confer on a regular and frequent basis with representatives of FCNB and to report the general status of its ongoing operations. Capital will promptly notify FCNB of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Capital, and will keep FCNB fully informed with respect to such events. Capital shall provide copies of all reports filed by it pursuant to Section 13 of the Exchange Act to FCNB upon the filing of such reports.

(b) FCNB will cause one or more of its representatives to confer on a regular and frequent basis with representatives of Capital and to report the general status of its ongoing operations. FCNB will promptly notify Capital of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving FCNB and will keep Capital informed with respect to such events. FCNB shall provide copies of all reports filed by it pursuant to Section 13 of the Exchange Act to Capital upon the filing of such reports.

     6.6 Filing with Department. FCNB and Capital shall execute and deliver and use their best efforts to file appropriate Articles of Merger with the SDAT at the earliest practicable date after satisfaction or waiver of the conditions set forth in Article VII hereof.

     6.7 Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and to the consummation of the Merger and the transactions contemplated hereby.

     6.8  Miscellaneous  Agreements  and  Consents.  Subject  to the  terms  and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. FCNB and Capital, as the case may be, will use its best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     6.9 Press Releases. FCNB and Capital will consult with each other as to the form, substance and timing of any press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby. Notwithstanding the foregoing, FCNB and Capital agree that FCNB and Capital shall, immediately following the execution hereof, issue a joint press release announcing the execution of the Agreement and the proposed Merger, and further agree that FCNB and Capital shall each be entitled to issue separate press releases announcing the execution of the Agreement and the proposed Merger, a copy of which release will be provided to the other party prior to issuance.

     6.10 Current Public Information. FCNB agrees that it shall, for a period of two (2) years following the Effective Time, use its best efforts to meet the current public information requirements as set forth in paragraph (c) of Rule 144 promulgated under the Securities Act, and will provide those persons providing affiliate letters pursuant to Section 7.2(n) with such other information as they may reasonably require and to otherwise cooperate with such persons to facilitate any sales of FCNB Common Stock issued to such persons pursuant to this Agreement in compliance with the provisions of Rule 144 and/or Rule 145 promulgated under the Securities Act.

     6.11 No Purchases or Sales of FCNB Common Stock During Price Determination Period. Except for purchases of shares of FCNB Common Stock by FCNB in connection with the DRI Plan and FCNB's 401(k) Plan, and in connection with the issuance or exercise of options pursuant to the FCNB Option Plans, neither FCNB, Capital, any subsidiary of FCNB, nor any executive officer or director of either FCNB, Capital, any FCNB subsidiary, nor any shareholder who shall be deemed an "affiliate" of FCNB or Capital (as that term is used for purposes of Rule 144 and Rule 145 promulgated under the Securities Act) shall purchase or sell on Nasdaq, or submit a bid to purchase or an offer to sell on Nasdaq, directly or indirectly, any shares of FCNB Common Stock or any options, warrants, rights or other securities convertible into or exchangeable for shares of FCNB Common Stock during the Price Determination Period.

     6.12 Capital Employees. Following the Effective Time, FCNB shall provide to all officers and employees of Capital who, at the Effective Time, become employees of FCNB ("Continuing Employees") employee benefits under terms and conditions, which when taken as a whole, are substantially similar to those currently provided by FCNB to its similarly situated officers and employees. For purposes of participation, vesting and accrual of benefits under FCNB's employee benefit plans: (i) service under any qualified defined benefit plans of Capital shall be treated as service under FCNB's qualified defined benefit plans; (ii) service under any qualified defined contribution plans of Capital shall be treated as service under FCNB's qualified defined contribution plans; and (iii) service under any other employee benefit plans of Capital shall be treated as service under any similar benefit plan maintained by FCNB. FCNB shall cause the FCNB welfare benefit plans to waive any waiting period and restrictions or limitations for preexisting conditions and insurability. FCNB shall honor all employment, severance, consulting and other compensation contracts between Capital and any current or former director, officer, employee thereof disclosed in the Capital Disclosure Letter.

     6.13 Stock Option Agreement. Capital agrees that, simultaneously with the execution of this Agreement, it shall grant FCNB an option, substantially in the form attached hereto and made a part hereof, to acquire such number of shares of Capital Common Stock as shall equal 19.9% of the outstanding Capital Common Stock following exercise thereof.

     6.14 Rights Plan. Capital acknowledges and agrees that the execution and performance of this Agreement and consummation of the Merger, subject to and in accordance with the terms and conditions contained herein, the issuance, delivery and performance of the stock option agreement contemplated by Section
6.13 hereof and the exercise of such stock option agreement in accordance with its terms, is a transaction effected with the approval of the Board of Directors of the Company, and as a result, neither FCNB, the Bank nor their respective
Affiliates and Associates (as defined in the Capital Shareholder Protection Rights Plan) constitutes an "Acquiring Person" as defined in Capital's Shareholder Rights Protection Plan.

     6.15 Advisory Board. FCNB agrees that it shall create a Regional Advisory Board in respect of the District of Columbia, Northern Virginia and the southern Montgomery County area. All of the members of the Board of Directors of Capital in office as of the Effective Time shall be invited to serve on the Regional Advisory Board. The members of the Regional Advisory Board shall serve at the pleasure of the Board of Directors of FCNB Bank.

     6.16 Indemnification. (a) FCNB acknowledges and agrees that all rights to indemnification and all limitations on liability existing in favor of the officers, directors and employees of Capital and its subsidiary (the "Covered Persons") as provided in their respective Articles of Association or Incorporation, Bylaws and other governing documents, as in effect as of the date hereof with respect to matters arising prior to the Effective Time, shall continue in full force and effect, and to the extent not honored by the Bank as successor to Capital, shall be honored by FCNB to the extent set forth in such governing documents, as if it were the indemnifying party thereunder, without any amendment thereof, provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Not in limitation of the foregoing, in any case where approval by FCNB is required to effectuate any indemnification, the Covered Person seeking indemnification shall be entitled to require, by written notice delivered to FCNB, such determination regarding approval to be made by independent counsel mutually agreed upon by FCNB and such Covered Person.

(b) If FCNB or any successor or assign thereof shall merge into or consolidate with any other person, and shall not be the party surviving such merger or consolidation, or shall transfer all or substantially all of its assets to any person, then in each such case FCNB (or such successor or assign) shall make appropriate provision for the assumption by the acquiring or surviving party of the obligations set forth in this Section 6.16.

(c) The provisions of this Section 6.16 are intended to be for the benefit of, and shall be enforceable by, each Covered Person and their respective heirs and personal representatives.

     6.17 Unsolicited Acquisition Proposals. (a) Notwithstanding anything contained in Section 5.1(k) to the contrary, in the event that Capital shall receive prior to the Effective Time an Unsolicited Acquisition Proposal (as hereinafter defined) which, in the good faith determination of the Board of Directors of Capital, the fiduciary duty of the directors under Maryland law requires that the Board of Directors consider, negotiate, communicate, or provide information with respect to (collectively "communications"), which such determination shall be based on the written advice of Alston & Bird, L.L.P., counsel to Capital, to the effect that the fiduciary duty of the directors requires such communications because such Unsolicited Acquisition Proposal is more favorable (in the written opinion of Capital's financial advisor) to shareholders of Capital than the Merger, then Capital shall be entitled to engage in such communications.

(b) For purposes of this Section 6.17 an "Unsolicited Acquisition Proposal" shall mean any proposal, other than the Merger, received by Capital without violation of the provisions of Section 5.1(k) hereof (without reference to the exception thereto) regarding (i) any merger, consolidation, share purchase or exchange, or purchase and assumption or similar transaction involving Capital; or (ii) any sale, lease, transfer, pledge, encumbrance or other disposition, directly or indirectly, of all of the assets of Capital. Any proposal relating to any such transaction made by any party at the direction, suggestion, solicitation, encouragement, or otherwise as a result of contact between such party and any investment banker or financial advisor retained by Capital shall be deemed to be a proposal solicited by Capital for purposes of this Section 6.17 and shall not constitute an Unsolicited Acquisition Proposal. Capital shall immediately advise FCNB of, and communicate to FCNB the terms of, any such inquiry or proposal addressed to Capital or of which Capital or its officers, directors, employees, agents, or representatives (including, without limitation, any investment banker or financial advisor) has knowledge. Capital's Board of Directors shall use its best efforts to cause its officers, directors, employees, agents and representatives to comply with the requirements of this Section and Section 5.1(k).

     6.18 Disclosure Letters. Capital and FCNB agree that they shall each update their respective Disclosure Letter at and as of the Closing Date, for comparative purposes.

                                   ARTICLE VII

                                   CONDITIONS

     7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. The Merger shall have been approved by the requisite majorities of the shareholders of each of FCNB and Capital.

(b) Tax Opinion. There shall have been delivered to FCNB and Capital, an opinion of Kevin Kennedy, Esquire, special tax counsel to FCNB, in form and substance satisfactory to FCNB and Capital to the effect that:

     (i) the transactions contemplated by this Agreement will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

     (ii) no gain or loss will be recognized by FCNB or Capital as a result of the transactions contemplated hereby;

     (iii) the tax basis of the assets of Capital in the hands of FCNB will be the same as the tax basis of such assets in the hands of Capital immediately prior to the Effective Time;

     (iv) the holding period of the assets of Capital transferred to FCNB will include the period during which such assets were held by Capital prior to the Effective Time;

     (v) no gain or loss will be recognized by the shareholders of Capital upon the receipt of FCNB Common Stock in exchange for their shares of Capital Common Stock (except in respect of cash received in lieu of the issuance of fractional shares of FCNB Common Stock and any shareholder of Capital who receives payment of cash as a dissenting shareholder);

     (vi) the tax basis of the FCNB Common Stock received by shareholders of Capital pursuant to the Agreement will be the same as the tax basis of the Capital Common Stock surrendered in exchange therefore; and

     (vii) the holding period of the FCNB Common Stock received by the shareholders of Capital will include the holding period of the shares of Capital Common Stock surrendered in exchange therefore, provided that such shares of Capital Common Stock are held as a capital asset as of the Effective Date.

     7.2 Conditions to Obligation of FCNB and the Bank to Effect the Merger. The obligation of FCNB and the Bank to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties; Corporate Proceedings. Each material representation and warranty of Capital set forth in Article IV hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and FCNB and the Bank shall have received a certificate of the President of Capital to that effect. Each other representation and warranty shall be true and correct except for such inaccuracies or changes which, individually or in the aggregate, do not result in a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Capital, taken as a whole, and FCNB and the Bank shall have received a certificate of the President of Capital to that effect. All action required to have been taken by, or on the part of, Capital to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and FCNB and the Bank shall have received certified copies of the resolutions evidencing such authorizations. Not in limitation of the foregoing, no representation or warranty of Capital shall be deemed to be inaccurate solely as a result of the impact of the factors set forth in 9.3(i)-(iv) hereof.

(b) Performance of Obligations. Capital shall have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and FCNB and the Bank shall have received a certificate of the President of Capital to that effect.

(c) Permits, Authorizations, Etc. Capital shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Material Adverse Change. There shall not have been any material adverse change in the business, operation, assets, financial condition, prospects or results of operations of Capital, taken as a whole.

(e) Regulatory Approvals. FCNB and the Bank shall have received unconditional approval of the Merger contemplated by this Agreement from the Federal Reserve Board, the DFR and any other federal or state regulatory agencies whose approval is required for consummation of such transaction (except for such conditions as are ordinarily imposed in connection with transactions of the type contemplated hereby and which do not, in the reasonable judgment of FCNB and the Bank, make it inadvisable to consummate the transactions contemplated by this Agreement), and all notice and waiting periods after the granting of any such approval shall have expired.

(f)  Intentionally Omitted.

(g) No Injunction. No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

(h) Litigation. Except as set forth in the Capital Disclosure Letter, at the Effective Time, there shall not be pending or threatened against Capital or the officers or directors thereof in their capacity as such, any suit, action or proceeding (including antitrust actions) which, if successful, would, in the reasonable judgment of FCNB and the Bank, have a material adverse effect on the financial condition, operations, business or prospects of Capital taken as a whole.

(i)  Support   Agreement.   Each  of  the   directors  of  Capital  shall  have,
simultaneously with the execution of the Merger Agreement, entered into a Support Agreement in substantially the form attached hereto.

(j) Brokers and Finders Fees. Capital shall have paid in full, at or prior to Closing, all amounts owing in respect of the payments contemplated in Section
4.24 hereof.

(k) Accountants' Letter. FCNB shall have received from Hoffman, Morrison & Fitzgerald, independent public accountants to Capital, a letter dated the Closing Date, with respect to certain financial information regarding Capital, which shall be substantially in the following form:

               (i) they are independent public accountants with respect to Capital;

               (ii) in their opinion the audited financial statements of Capital examined by them and included in the Proxy Statement furnished to shareholders of Capital, or subsequently provided to FCNB and/or the shareholders of Capital, comply as to form in all material respects with the requirements applicable thereto;

               (iii) at the request of Capital they have carried out procedures to a specified date not more than five business days prior to the Effective Time as follows: (1) read the unaudited financial statements of Capital for the period from the date of the most recent audited financial statements of Capital through the last day of the most recent calendar month ended prior to such specified date (not more than five days prior to the Effective Time; (2) read the minutes of the meetings of the shareholders and of the Board of Directors (and all committees thereof) of Capital from the date of the most recently audited financial statements to a date not more than five days prior to the Effective Time, and (3) consulted with certain officers and employees of Capital responsible for financial and accounting matters as to whether there has been any change in capital stock or long-term debt, or any decrease in consolidated net assets or in the total or per-share amounts of net income of Capital, and, based on such procedures and except as disclosed in such letter, nothing has come to their attention which would cause them to believe that:

                         (A) the financial  statements  referred to in (1) above
                    do not fairly present the financial position of Capital and the results of its operations and changes in its financial position at the dates and for the periods referred to therein and are not presented in conformity with generally accepted accounting principles applied on a basis consistent in all material respects with that of the audited statements of Capital at December 31, 1997 except as expressly required by this Agreement or noted in such letter;

                         (B) as of said date not more than  five  business  days
                    prior to the Effective Time, there was any (x) change in the capital stock or long-term debt of Capital or (y) decreases in net assets of Capital, in each case as compared with the amounts shown in the balance sheet of Capital at the date of the most recent audited financial statements, or for the period from the date of the most recent financial statements to said date not more than five business days prior to the Effective Time, there were any decreases, as compared with the corresponding portion of the preceding fiscal year, in the total or per share amounts of income before extraordinary items or net income, other than, in each case, as set forth in such letter;

                         (C) the financial statements of Capital for the quarter
                    immediately preceding the Effective Time are not prepared in accordance with generally accepted accounting principles, and, based on a review of the interim financial statements of Capital and upon due inquiry made of the management of Capital, that material modifications should be made to such financial statements for them to be in conformity with generally accepted accounting principles as of said date not more than five business days prior to the Effective Time, except as noted in such letter;

                         (D) the reserve for possible credit losses  established
                    by Capital is not adequate to absorb reasonably anticipated losses in the loan and leasing portfolio of Capital in view of the size and character of such portfolios, then current economic conditions and other pertinent factors; and

                         (E) there are any  contingent  liabilities  which could
                    have a materially adverse effect on the assets, business or prospects of Capital other than as disclosed in the most recent audited financial statements for Capital or other than, in each case, as disclosed in said letter.

(m) Affiliate Letters. Capital shall deliver or cause to be delivered to FCNB a letter from each officer or director of Capital who may be deemed to be an "affiliate" (as defined for purposes of Rules 145 and 405 promulgated under the 1933 Act) of Capital, and shall use its best efforts to deliver or cause to be delivered from each shareholder who may be deem to be an "affiliate," in form and substance reasonably satisfactory to FCNB, under the terms of which each such officer, director, and shareholder acknowledges and agrees to abide by and comply with all limitations imposed by the 1933 Act and all rules, regulations and releases promulgated thereunder with respect to the sale or other disposition of the shares of FCNB Common Stock received by such person in connection with this Agreement, including those accounting rules, regulations, releases and guidelines which govern the eligibility of the transactions governed hereby for treatment as a pooling of interests, including those which impose limitations or restrictions on the sale, disposition or other transactions with respect to shares of Capital Common Stock prior to the Effective Time.

(n) Accounting Treatment. FCNB shall have received an opinion of Keller Bruner & Company, L.L.C., or otherwise determined to its satisfaction, that the transactions contemplated hereby can be accounted for as a pooling of interests for financial reporting purposes.

(o) Third Party Consents. Capital shall have obtained all material third party consents under any agreement, contract, lease, note, license, permit or other document by which Capital or any Capital Subsidiary is bound or to which any of their respective properties is subject required for the consummation of the transactions contemplated hereby, except such consents which, individually or in the aggregate do not result in a material adverse effect on the business, operations, assets, financial condition, assets, prospects or results of operations of Capital, taken as a whole. For purposes of this Section, the failure to obtain any required consents from the landlords with respect to the branch offices of Capital shall be deemed to constitute a material adverse effect.

(p) Rights Plan. The Capital Shareholder Rights Protection Plan shall have been amended so as to exclude FCNB, the Bank and their respective Affiliates and Associates (as defined in such plan) from the definition of "Acquiring Person" as a result of the execution, delivery or performance of this Merger Agreement or the execution, delivery or exercise of the stock option agreement contemplated by Section 6.13 hereof, and terminating the plan at or prior to the Effective Time. Additionally, the Rights attaching to each shares of Capital Common Stock under the Capital Shareholder Rights Protection Plan shall not have detached or become exercisable.

(q)  Intentionally Omitted.

(r) Non-Competition Agreements. Each of the members of the Board of Directors of Capital shall have entered into an agreement with FCNB and the Bank regarding limitations on the ability of such persons to compete with FCNB and the Bank, and to solicit customers of Capital, for the period commencing at the Effective Time and ending on June 30, 2000.

     7.3 Conditions to Obligation of Capital to Effect the Merger. The obligation of Capital to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties; Corporate Proceedings. Each material representation and warranty of FCNB and the Bank set forth in Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Capital shall have received a certificate of the President of FCNB and the Bank to that effect. Each other representation and warranty shall be true and correct except for such inaccuracies or changes which, individually or in the aggregate, do not result in a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of FCNB and the Bank, taken as a whole, and Capital shall have received a certificate of the President of FCNB and the Bank to that effect. All corporate action required to have been taken by, or on the part of, FCNB and the Bank to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Capital shall have received certified copies of the resolutions evidencing such authorizations. Not in limitation of the foregoing, no representation or warranty of FCNB and the Bank shall be deemed to be inaccurate solely as a result of the impact of the factors set forth in 9.3(i)-(iv) hereof.

(b) Performance of Obligations. FCNB and the Bank shall have in all material respects performed all obligations required to be performed by them under this Agreement prior to the Effective Time, and Capital shall have received a certificate of the President of FCNB and the Bank to that effect.

(c) Registration Statement. The Registration Statement of FCNB under the Securities Act relating to the FCNB Common Stock shall have been declared effective, and no stop order with respect to the Registration Statement shall have been issued. In addition, all state securities and blue sky permits and approvals required to carry out the transactions contemplated hereby shall have been obtained.

(d) Fairness Opinion. Capital shall have received from Friedman, Billings, Ramsey &

Company, Inc., an opinion dated as of a date prior to effectiveness of the Registration Statement to shareholders of Capital, to the effect that the Merger is fair to the shareholders of Capital from a financial point of view.

(e) Accountants' Letter. Capital shall have received from Keller Bruner & Company, L.L.C., independent public accountants to FCNB, a letter dated the Closing Date, with respect to certain financial information regarding FCNB, which shall be substantially in the following form:

               (i) they are independent public accountants with respect to FCNB;

               (ii) in their opinion the audited financial statements of FCNB examined by them and included in the Proxy Statement furnished to shareholders of FCNB or subsequently provided to Capital and/or the shareholders of FCNB, comply as to form in all material respects with the requirements applicable thereto;

               (iii) at the request of FCNB they have carried out procedures to a specified date not more than five business days prior to the Effective Time as follows: (1) read the unaudited financial statements of FCNB for the period from the date of the most recent audited financial statements of FCNB through the last day of the most recent calendar month ended prior to such specified date (not more than five days prior to the Effective Time; (2) read the minutes of the meetings of the shareholders and of the Board of Directors (and all committees thereof) of FCNB from the date of the most recently audited financial statements to a date not more than five days prior to the Effective Time, and (3) consulted with certain officers and employees of FCNB responsible for financial and accounting matters as to whether there has been any change in capital stock or long-term debt, or any decrease in consolidated net assets or in the total or per-share amounts of net income of FCNB, and, based on such procedures and except as disclosed in such letter, nothing has come to their attention which would cause them to believe that:

                         (A) the financial  statements  referred to in (1) above
                    do not fairly present the financial position of FCNB and the results of its operations and changes in its financial position at the dates and for the periods referred to therein and are not presented in conformity with generally accepted accounting principles applied on a basis consistent in all material respects with that of the audited consolidated statements of FCNB at December 31, 1997, except as expressly required by this Agreement or noted in such letter;

                         (B) as of said date not more than  five  business  days
                    prior to the Effective Time, there was any (x) change in the capital stock or long-term debt of FCNB or (y) decreases in consolidated net assets of FCNB, in each case as compared with the amounts shown in the balance sheet of FCNB at the date of the most recent audited financial statements, or for the period from the date of the most recent financial statements to said date not more than five business days prior to the Effective Time, there were any decreases, as compared with the corresponding portion of the preceding fiscal year, in the total or per share amounts of income before extraordinary items or net income, other than, in each case, as set forth in such letter;

                         (C) the consolidated  financial  statements of FCNB for
                    the quarter immediately preceding the Effective Time are not prepared in accordance with generally accepted accounting principles, and, based on a review of the interim financial statements of FCNB and upon due inquiry made of the management of FCNB, that material modifications should be made to such financial statements for them to be in conformity with generally accepted accounting principles as of said date not more than five business days prior to the Effective Time, except as noted in such letter;

                         (D) the reserve for possible credit losses  established
                    by FCNB is not adequate to absorb reasonably anticipated losses in the loan and leasing portfolio of FCNB in view of the size and character of such portfolios, then current economic conditions and other pertinent factors; and

                         (E) there are any  contingent  liabilities  which could
                    have a materially adverse effect on the assets, business or prospects of FCNB or any FCNB subsidiary other than as disclosed in the most recent audited financial statements for FCNB or other than, in each case, as disclosed in said letter.

(f) Nasdaq Listing. The shares of FCNB Common Stock to be issued to holders of Capital Common Stock in connection with the Merger shall have been approved for quotation, upon notice of issuance, on Nasdaq.

(g) No Material Adverse Change. There shall not have been any material adverse change in the business, operations, assets, financial condition, prospects or results of operations of FCNB or the Bank, taken as a whole.

(h) No Injunction. No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)  by mutual consent of Capital and FCNB; or

(b) by either FCNB or Capital at anytime after April 30, 1999, if the Merger shall not theretofore have been consummated, unless the date reflected in this
Section 8.1(b) shall be extended in writing by the parties hereto, provided, however, in the event that Capital engages in communications relating to and Unsolicited Acquisition Proposal pursuant to Section 6.17(a) above, Capital shall not be entitled to terminate this Agreement pursuant to provisions of
Section 8.1(b);

(c) by either FCNB or Capital in the event of the material breach by the other party of any material representation, warranty or agreement contained herein if such breach has not been, or cannot be, cured within of thirty (30) days of delivery of written notice of breach;

(d) by either of Capital or FCNB if any governmental or regulatory approval required for consummation of the Merger and the transactions contemplated hereby shall have been denied by final, non-appealable order, or any such denial shall not have been appealed within the time available for such appeal;

(e) by either FCNB or Capital in the event that any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in 8.1(b) of this Agreement, provided that the terminating party shall not be in breach of a material representation, warranty or covenant of this Agreement at the time of termination pursuant to this
Section 8.1(e);

(f) by FCNB at any time prior to 45 days from the date hereof, in the event that the results of its investigations into environmental matters shall not have been satisfactory to FCNB;

(g) by FCNB or Capital, in the event that the Merger and the Agreement are not approved by the requisite majority of the shareholders of Capital and/or FCNB at the Shareholder Meetings;

(h) by Capital if, at the Closing Date, the value of a share of FCNB Common Stock as determined in accordance with Section 2.2 hereof is less than $23.93;
provided, however, that Capital shall not be entitled to terminate this Agreement pursuant to this Section 8.1(h) if FCNB shall, not later than five business days after receipt of notice from Capital that it is exercising its right pursuant to this Section 8.1(h), advise Capital of its election to increase the Conversion Ratio to the level equal to the number of shares determined by dividing forty dollars ($40.00) by $23.93, without reference to the Maximum Conversion Ratio. In the event FCNB shall make the election hereunder, the foregoing quotient shall be the Conversion Ratio for all purposes of this Agreement. The election to increase the Conversion Ratio under this
Section 8.1(h) shall be within the sole
discretion of FCNB, and FCNB shall have no obligation to so elect.

     8.2 Effect of Termination. In the event of termination of this Agreement by either Capital or FCNB as provided in Section 8.1 above, this Agreement shall forthwith become void and there shall be no liability on the part of either Capital or FCNB or their respective officers or directors, except that (i) the provisions of this Section 8.2, the provisions regarding the confidentiality and return or destruction of documents of Section 6.1, and the provisions of Section
6.7 shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 8.1(c) shall not relieve the breaching party from liability for any of wilful breach of a material provision of this Agreement giving rise to such termination.

     8.3 Amendment. This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of both Capital and FCNB; provided, however, that after such approvals no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of Capital's shareholders as contemplated by the Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of Capital and such approval is obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.4 Waiver. Any term, condition or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Non-survival of Representations, Warranties and Agreements. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. All representations, warranties and agreements in this Agreement of Capital and FCNB or in any instrument delivered by Capital and FCNB pursuant to this Agreement shall expire at the Effective Time or upon termination of this Agreement in accordance with its terms, except this Section 9.1, and the provisions of Articles I and II, Section 6.12, 6.15 and 6.16 (to the extent they relate to, or are to be performed after, the Effective Time).

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received (i) on the date given if delivered personally or by telecopier, cable, telegram or telex or (ii) on the date received if sent by overnight delivery service or if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                                    (a)     if to FCNB:

                                                 A. Patrick Linton, President
                                                 FCNB Corp
                                                 7200 FCNB Court
                                                 Frederick, Maryland 21703

                                            Copy to:

                                                 David H. Baris, Esq.
                                                 Kennedy, Baris & Lundy, L.L.P.
                                                 Suite 300
                                                 4719 Hampden Lane
                                                 Bethesda, Maryland 20814

                                    (b)     if to Capital:

                                                 Stephen N. Ashman, President
                                                 Capital Bank, N.A.
                                                 One Church Street
                                                 Rockville, Maryland 20850

                                            Copy to:

                                                 Alston & Bird LLP
                                                 601 Pennsylvania Avenue, NW
                                                 North Building, 11th Floor
                                                 Washington, DC 20004

                                                 Attention: Frank M. Conner, III

     9.3 Material Adverse Change. Notwithstanding anything to the contrary contained herein, the term "material adverse change" or "material adverse effect" or words of similar import, shall not include the impact of: (i) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities;
(ii) changes, after the date hereof, in generally accepted accounting principles or regulatory principles generally applicable to banks; (iii) actions or omissions by a party hereto (or any of its subsidiaries), after the date hereof, taken or failed to be taken with the prior informed written consent of the other party, or at the express written request of the other party, in contemplation of the transaction contemplated hereby; or (iv) the Merger and compliance with the provisions of this Agreement on the operating performance of the parties.

     9.4 Severability. Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

     9.5 Headings. The headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not be deemed to be a part of this Agreement.

     9.6 Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other remedy.

     9.7 Miscellaneous. This Agreement (including exhibits, documents and instruments referred to herein)

(a) together with all disclosure letters, schedules, exhibits, documents and instruments attached hereto or required to be delivered herewith, or at or prior to closing, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof;

(b) is not intended to confer upon any person not a party hereto any rights or remedies hereunder, except as specifically provided in Section 6.16 hereof;

(c)  shall not be assigned by operation of law or otherwise;

(d) shall be governed in all respects by the laws of the State of Maryland without regard to the choice of laws provisions thereof; and

(e) may be executed in two or more counterparts which together shall constitute a single agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first written above.

ATTEST: [SEAL]                              FCNB CORP

                                    By:
------------------------------          ------------------------------
Name:  Helen G. Hahn                    A. Patrick Linton, President
Title: Secretary


ATTEST: [SEAL]                              FCNB BANK

                                    By:
------------------------------          ------------------------------
Name:  Helen G. Hahn                    A. Patrick Linton, President
Title: Secretary

ATTEST: [SEAL]                              CAPITAL BANK, NATIONAL ASSOCIATION

                                    By:
------------------------------          ------------------------------
Name:  Marilyn M. Ayres                 Stephen N. Ashman, President
Title: Secretary

                                    EXHIBIT B

         Fairness Opinion of Friedman, Billings, Ramsey & Company, Inc.

                               _____________, 1998

Board of Directors
Capital Bank, N.A.
One Church Street
Rockville, MD  20850

Board of Directors:

You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock ("Shareholders") of Capital Bank, N.A. ("Capital" or the "Company") of the Exchange Ratio (as hereinafter defined) provided for by the Agreement and Plan of Reorganization and Merger between Capital, FCNB Corp
("FCNB")  and FCNB  Bank  (the  "Bank"  and  together  with  FCNB,  collectively
hereinafter   referred  to  as  "FCNB"),   dated  June  23,  1998  (the  "Merger
Agreement"), pursuant to which Capital will be merged with and into the Bank (the "Merger"). The Merger Agreement provides, among other things, that each issued and outstanding share of common stock of Capital (other than those shares subject to dissenters' rights) shall be converted into the right to receive $40.00 per share of FCNB common stock (the "Exchange Ratio"), subject to certain terms and conditions including pricing "collars" on the number of shares of FCNB common stock to be received by the Shareholders. Additionally, certain options to purchase shares of Capital common stock shall be converted into options to purchase FCNB common stock, subject to certain terms and conditions.. The Merger Agreement will be considered at a special meeting of the Shareholders of Capital. The terms of the Merger are more fully set forth in the Merger Agreement.

In delivering this opinion, FBR has completed the following tasks:

1. reviewed FCNB Annual Report to Shareholders for the fiscal years ended December 31, 1996 and 1997 and FCNB Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the fiscal years ended December 31, 1996 and 1997; reviewed the FCNB Annual Proxy Statement dated March 20, 1998; reviewed FCNB Quarterly Reports on Form 10-Q filed with the SEC for the fiscal quarters ended March 31, 1998, September 30, 1997 and June 30, 1997;

2. reviewed Capital Annual Report to Shareholders for the fiscal years ended December 31, 1996 and 1997 and Capital Annual Report on Form 10-KSB filed with the Office of the Comptroller of the Currency (the "OCC") for the fiscal year ended December 31, 1995, 1996 and 1997; reviewed the Capital Annual Proxy Statement dated April 21, 1998; reviewed Capital Quarterly Reports on Form 10-QSB filed with the OCC for the quarters ended March 31, 1998,

Board of Directors
Capital Bank, N.A.
June 23, 1998
Page -45-



     September 30, 1997, June 30, 1997 and March 31, 1997;

3. reviewed and discussed the unaudited financial statements of Capital for the five months ended May 31, 1998 with the management of Capital;

4. reviewed the reported market prices and trading activity for FCNB common stock for the period January 1, 1995 through June 22, 1998;

5.   discussed  the  financial  condition,   results  of  operations,   earnings
     projections,   business  and   prospects  of  Capital  and  FCNB  with  the
     managements of Capital and FCNB;

6. compared the results of operations and financial condition of Capital and FCNB with those of certain publicly-traded financial institutions (or their holding companies) that FBR deemed to be reasonably comparable to Capital or FCNB, as the case may be;

7. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Merger;

8. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by FCNB;

9.   reviewed a copy of the Merger Agreement; and

10. performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Capital and FCNB furnished to it by Capital or FCNB, or the publicly-available financial and other information regarding Capital, FCNB and other financial institutions (or their holding companies). FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Capital and FCNB that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Capital provided to FBR by its management, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial performance of Capital. FBR has assumed that there has been no undisclosed material change in Capital's assets, financial condition, result of operations, business or prospects since March 31, 1998. FBR did not undertake an independent appraisal of the assets or liabilities of Capital nor was FBR furnished with any such appraisals. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of Capital. FBR's conclusions and opinion are necessarily based upon economic,

Board of Directors
Capital Bank, N.A.
June 23, 1998
Page -46-




market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger.

FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial institution holding companies, initial and secondary offerings and mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial institutions and real estate related companies. FBR has experience in, and knowledge of, the valuation of bank and thrift securities in the Maryland, Virginia, the District of Columbia and the rest of the United States.

FBR has acted as a financial advisor to Capital in connection with the Merger and will receive a fee for services rendered which is contingent upon the consummation of the Merger. In the ordinary course of FBR's business, it may effect transactions in the securities of Capital or FCNB for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the Shareholders of Capital.

     This letter is solely for the information of the Board of Directors and Shareholders of Capital and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials sent to the Shareholders in connection with the solicitation of approval for the Merger.

                                      Very truly yours,

                                      FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                      /s/ Friedman, Billings, Ramsey & Co., Inc.

                                    EXHIBIT C

                      Section 214a of the National Bank Act
                              Banking Circular 259

        12 USC SECTION 214A. PROCEDURE FOR CONVERSION, MERGER, OR CONSOLIDATION;
                              VOTE OF STOCKHOLDERS

     A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

     (a) Approval of board of directors; publication of notice of stockholders' meeting; waiver of publication; notice by registered or certified mail. The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders' meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

     (b) Rights of dissenting stockholders. A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

               Office of the Comptroller of the Currency (O.C.C.)

                           Banking Circular Number 259
                                  March 5, 1992

To: Chief Executive Officers of National Banks, Deputy Comptrollers (District), Department and Division Heads, and Examining Personnel

PURPOSE

  This banking circular informs all national banks of the valuation methods used by the Office of the Comptroller of the Currency (OCC) to estimate the value of a bank's shares when requested to do so by a shareholder dissenting to the conversion, merger, or consolidation of its bank. The results of appraisals performed by the OCC between January 1, 1985 and September 30, 1991 are summarized.

References:  12 U.S.C. 214a, 215 and 215a;  12 CFR 11.590 (Item 2)

BACKGROUND

     Under 12 U.S.C. Section 214a, a shareholder dissenting from a conversion, consolidation, or merger involving a national bank is entitled to receive the value of his or her shares from the resulting bank. A valuation of the shares shall be made by a committee of three appraisers (a representative of the dissenting shareholder, a representative of the resulting bank, and a third appraiser selected by the other two). If the committee is formed and renders an appraisal that is acceptable to the dissenting shareholder, the process is complete and the appraised value of the shares is paid to the dissenting shareholder by the resulting bank. If, for any reason, the committee is not formed or if it renders an appraisal that is not acceptable to the dissenting shareholder, an interested party may request an appraisal by the OCC. 12 U.S.C.
Section 215 provides these appraisal rights to any shareholder dissenting to a consolidation. Any dissenting shareholder of a target bank in a merger is also entitled to these appraisal rights pursuant to 12 U.S.C. Section 215a.

     The above provides only a general overview of the appraisal process. The specific requirements of the process are set forth in the statutes themselves.

METHODS OF VALUATION USED

     Through its appraisal process, the OCC attempts to arrive at a fair estimate of the value of a bank's shares. After reviewing the particular facts in each case and the available information on a bank's shares, the OCC selects an appropriate valuation method, or combination of methods, to determine a reasonable estimate of the shares' value.

Market Value

     The OCC uses various methods to establish the market value of shares being appraised. If sufficient trading in the shares exists and the prices are available from direct quotes from the Wall Street Journal or a market-maker, those quotes are considered in determining the market value. If no market value is readily available, or if the market value available is not well established, the OCC may use other methods of estimating market value, such as the investment value and adjusted book value methods.

Investment Value

     Investment value requires an assessment of the value to investors of a share in the future earnings of the target bank. Investment value is estimated by applying an average price/earnings ratio of banks with similar earnings potential to the earnings capacity of the target bank.

     The peer group selection is based on location, size, and earnings patterns. If the state in which the subject bank is located provides a sufficient number of comparable banks using location, size and earnings patterns as the criteria for selection, the price/earnings ratios assigned to the banks are applied to the earnings per share estimated for the subject bank. In order to select a reasonable peer group when there are too few comparable independent banks in a location that is comparable to that of the subject bank, the pool of banks from which a peer group is selected is broadened by including one-bank holding company banks in a comparable location, and/or by selecting banks in less comparable locations, including adjacent states, that have earnings patterns similar to the subject bank.

Adjusted Book Value

     The OCC also uses an "adjusted book value" method for estimating value. Historically, the OCC has not placed any weight on the bank's "unadjusted book value", since that value is based on historical acquisition costs of the bank's assets, and does not reflect investors' perceptions of the value of the bank as an ongoing concern. Adjusted book value is calculated by multiplying the book value of the target bank's assets per share times the average market price to book value ratio of comparable banking organizations. The average market price to book value ratio measures the premium or discount to book value, which investors attribute to shares of similarly situated banking organizations.

     Both the investment value method and the adjusted book value method present appraised values which are based on the target bank's value as a going concern. These techniques provide estimates of the market value of the shares of the subject bank.

OVERALL VALUATION

     The OCC may use more than one of the above-described methods in deriving the value of shares of stock. If more than one method is used, varying weights may be applied in reaching an overall valuation. The weight given to the value by a particular valuation method is based on how accurately the given method is believed to represent market value. For example, the OCC may give more weight to a market value representing infrequent trading by shareholders than to the value derived from the investment value method when the subject bank's earnings trend is so irregular that it is considered to be a poor predictor of future earnings.

PURCHASE PREMIUMS

     For mergers and consolidations, the OCC recognizes that purchase premiums do exist and may, in some instances, be paid in the purchase of small blocks of shares. However, the payment of purchase premiums depends entirely on the acquisition or control plans of the purchasers, and such payments are not regular or predictable elements of market value. Consequently, the OCC's valuation methods do not include consideration of purchase premiums in arriving at the value of shares.

STATISTICAL DATA

     The chart below lists the results of appraisals the OCC performed between January 1, 1985 and September 30, 1991. The OCC provides statistical data on book value and price/earnings ratios for comparative purposes, but does not necessarily rely on such data in determining the value of the banks' shares. Dissenting shareholders should not view these statistics as determinative for future appraisals.

     In connection with disclosures given to shareholders under 12 CFR 11.590 (Item 2), banks may provide shareholders a copy of this banking circular or disclose the information in the banking circular, including the past results of OCC appraisals. If the bank discloses the past results of the OCC appraisals, it should advise shareholders that: (1) the OCC did not rely on all the information set forth in the chart in performing each appraisal; and, (2) the OCC's past appraisals are not necessarily determinative of its future appraisals of a particular bank's shares.

APPRAISAL RESULTS
-----------------

Appraisal Date [FN*]   OCC Appraisal        Price  Book Value           Average
                               Value      Offered                Price/Earnings
                                                                  Ratio of Peer
                                                                          Group
-------------------------------------------------------------------------------
1/1/85                        107.05       110.00      178.29               5.3
1/2/85                         73.16           NA       66.35               6.8
1/15/85                        53.41        60.00       83.95               4.8
1/31/85                        22.72        20.00       38.49               5.4
2/1/85                         30.63        24.00       34.08               5.7
2/25/85                        27.74        27.55       41.62               5.9
4/30/85                        25.98        35.00       42.21               4.5
7/30/85                     3,153.10     2,640.00    6,063.66                NC
9/1/85                         17.23        21.00       21.84               4.7
11/22/85                      316.74       338.75      519.89               5.0
11/22/85                       30.28           NA       34.42               5.9
12/16/85                       66.29        77.00       89.64               5.6
12/27/85                       60.85        57.00      119.36               5.3
12/31/85                       61.77           NA       73.56               5.9
12/31/85                       75.79        40.00       58.74              12.1
1/12/86                        19.93           NA       26.37               7.0
3/14/86                        59.02       200.00      132.20               3.1
4/21/86                        40.44        35.00       43.54               6.4
5/2/86                         15.50        16.50       23.69               5.0
7/3/86                        405.74           NA      612.82               3.9
7/31/86                       297.34       600.00      650.63               4.4
8/22/86                       103.53       106.67      136.23                NC
12/26/86                       16.66           NA       43.57               4.0
12/31/86                       53.39        95.58       69.66               7.1
5/1/87                        186.42           NA      360.05               5.1
6/11/87                        50.46        70.00       92.35               4.5
6/11/87                        38.53        55.00       77.75               4.5
7/31/87                        13.10           NA       20.04               6.7
8/26/87                        55.92        57.52       70.88                NC
8/31/87                        19.55        23.75       30.64               5.0
8/31/87                        10.98           NA       17.01               4.2
10/6/87                        56.48        60.00       73.11               5.6
3/15/88                       297.63           NA      414.95               6.1
6/2/88                         27.26           NA       28.45               5.4
6/30/88                       137.78           NA      215.36               6.0
8/30/88                       768.62       677.00    1,090.55              10.7
3/31/89                       773.62           NA      557.30               7.9
5/26/89                       136.47       180.00      250.42               4.5

5/29/90                         9.87           NA       11.04               9.9
-------------------------------------------------------------------------------
FN* --The "Appraisal Date" is the consummation date for the conversion, consolidation, or merger.
NA--Not Available
NC--Not Computed

     For more information regarding the OCC's stock appraisal process, contact the Office of the Comptroller of the Currency, Bank Organization and Structure.

Frank Maguire
Acting Senior Deputy Comptroller

Corporate Policy and Economic Analysis

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws of FCNB provide for the indemnification of the officers and directors of FCNB to the fullest extent permitted by the Maryland General Corporation Law (the "MGCL"), and for the indemnification of other persons to the extent permitted by law and as determined by the Board of Directors. The MGCL provides, in general, that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, who was, is or is threatened to be made a defendant or
respondent  to  any  action,  suit  or  proceeding,   whether  civil,  criminal,
administrative or investigative, by reason of the fact that he served as a director, officer, employee or agent of the corporation, or served at the corporation's request in any capacity of another enterprise or employee benefit plan, unless (i) the act or omission giving rise to the liability of such person was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the director received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe the act or omission was unlawful. Notwithstanding the foregoing, no indemnification shall be authorized in the case of any proceeding by or in the right of the corporation, if the person has been adjudged liable to the corporation, except that a court may order indemnification against expenses (including attorney fees) only. The indemnification is mandatory in the case of success, on the merits or otherwise, in the defense of any proceeding. Indemnification is against judgements, penalties, fines, settlements, and reasonable expenses actually incurred (including attorney's fees) in connection with the proceeding. A corporation has the power to purchase and maintain insurance or maintain other arrangements in respect of such indemnification. The indemnification provided by the MGCL is not exclusive of other rights to indemnification to which any person may otherwise be entitled.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits


         Number   Description
         ------   -----------


         2                 Agreement and Plan of Reorganization and Merger, included as Exhibit A to the combined Proxy Statement/Prospectus.  Schedules are omitted.  FCNB agrees to furnish copies of such schedules to the Commission upon request.

         5                 Opinion of Kennedy, Baris & Lundy, L.L.P.

         8                 Form of Opinion of Kevin Kennedy, Esquire

         13(a)             Capital's Annual Report on Form 10-KSB for year ended December 31, 1997

         13(b)             Capital's Quarterly Report on Form 10-QSB for quarter ended June 30, 1998

         23(a)             Consent of Hoffman, Morrison & Fitzgerald P.C., independent certified public accountants to Capital

         23(b)             Consent of Keller Bruner & Company, L.L.C. independent certified public accountants to FCNB


         23(c)             Consent of Kennedy, Baris & Lundy, L.L.P., included in Exhibit 5

         23(d)             Consent of Kevin Kennedy, Esquire, inclucded in Exhibit 8

         23(e)             Consent of Friedman, Billings, Ramsey & Company, Inc., included in Exhibit B to the Proxy Statement

         99(a)             Form of Proxy for Capital Shareholder Meeting

         99(b)             Form of Proxy for FCNB Shareholder Meeting

         99(c)             Form of Letter to Shareholders of Capital

         99(d)             Form of Voting Agreement dated as of June 23, 1998 by and among FCNB and the directors of Capital

         99(e)             Form of Letter to Shareholders of FCNB

         99(f)             Form of Non-Competition Agreement, dated as of June 23, 1998, among FCNB and directors of Capital

         99(g)             Form of Termination Agreement dated June 23, 1998 between FCNB and Stephen
                           Ashman

(b)  Financial Statement Schedules
     Not Applicable

(c) The form of opinion of Friedman, Billings, Ramsey & Company, Inc. is provided as Exhibit B to the combined Proxy Statement/Prospectus which forms a part of this Registration Statement, and is incorporated herein by reference.

ITEM 22. UNDERTAKINGS

     The Registrant hereby undertakes that it will:

     (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) for the purpose of determining liability under the Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland on August 11, 1998.

                                              FCNB CORP

                                              By:/s/ A. Patrick Linton
                                                 -------------------------------
                                                   A. Patrick Linton, President
                                                   and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
---------------------

/s/ George B. Callan, Jr.                          Director                                August 11, 1998
----------------------------
George B. Callan, Jr.

/s/ Miles M. Circo                                 Director                                August 11, 1998
----------------------------
Miles M. Circo

/s/ Shirley D. Collier                             Director                                August 11, 1998
----------------------------          Chairman of the Board of Directors
Shirley D. Collier

/s/ Clyde C. Crum                                                                          August 11, 1998
----------------------------
Clyde C. Crum

                                                   Director                                August 11, 1998
----------------------------
James S. Grimes

/s/ Bernard L. Grove, Jr.                          Director                                August 11, 1998
----------------------------
Bernard L. Grove, Jr.

/s/ Gail T. Guyton                                 Director                                August 11, 1998
----------------------------
Gail T. Guyton

/s/ Frank L. Hewitt, III                           Director                               August 11, 1998
----------------------------
Frank L. Hewitt, III

/s/A. Patrick Linton                      President, Chief Executive Officer
----------------------------                     and Director                              August 11, 1998
A. Patrick Linton


/s/ Jacob R. Ramsburg, Jr.                         Director                                August 11, 1998
----------------------------
Jacob R. Ramsburg, Jr.

                                                                                           _________, 19__
                                                   Director
----------------------------
Ramona C. Remsberg

/s/ Kenneth W. Rice                                Director                                August 11, 1998
----------------------------
Kenneth W. Rice

/s/ Rand D. Weinberg                               Director                                August 11, 1998
----------------------------
Rand D. Weinberg

                                                   Director                                _________, 19__
----------------------------
DeWalt J. Willard, Jr.

/s/ Mark A. Severson                  Senior Vice President, Treasurer,
----------------------------          Principal Financial and Accounting                   August 11, 1998
Mark A. Severson                                   Officer

                                INDEX TO EXHIBITS

Exhibit Number                      Description                                                                               Page
--------------                      -----------                                                                               ----

         2             Agreement and Plan of Reorganization and Merger, included as Exhibit A to the combined Proxy
                       Statement/Prospectus.  Schedules are omitted.  FCNB agrees to furnish copies of such schedules to the Commission upon request.

         5             Opinion of Kennedy, Baris & Lundy, L.L.P.

         8             Form of Opinion of Kevin Kennedy, Esquire

         13(a)         Capital's Annual Report on Form 10-KSB for year ended December 31, 1997

         13(b)         Capital's Quarterly Report on Form 10-QSB for quarter ended June 30, 1998

         23(a)         Consent of Hoffman, Morrison & Fitzgerald P.C., independent certified public accountants to
                       Capital

         23(b)         Consent of Keller Bruner & Company, L.L.C. independent certified public accountants to FCNB

         23(c)         Consent of Kennedy, Baris & Lundy, L.L.P., included in Exhibit 5

         23(d)         Consent of Kevin Kennedy, Esquire, included in Exhibit 8

         23(e)         Consent of Friedman, Billings, Ramsey & Company, Inc., included in Exhibit B to the Proxy
                       Statement

         99(a)         Form of Proxy for Capital Shareholder Meeting

         99(b)         Form of Proxy for FCNB Shareholder Meeting

         99(c)         Form of Letter to Shareholders of Capital

         99(d)         Form of Voting Agreement dated as of June 23, 1998 by and among FCNB and the directors of
                       Capital

         99(e)         Form of Letter to Shareholders of FCNB

         99(f)         Form of Non-Competition Agreement, dated as of June 23, 1998, among FCNB and directors of
                       Capital

         99(g)         Form of Termination Agreement dated June 23, 1998 between FCNB and Stephen Ashman